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RYB EDUCATION, INC.

As confidentially submitted to the Securities and Exchange Commission on June 22, 2017.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

RYB Education, Inc.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Cayman Islands (State or other jurisdiction of incorporation or organization)	8200 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

4/F, No.29 Building, Fangguyuan Section 1, Fangzhuang
Fengtai District, Beijing 100078
People's Republic of China
+(86) 10 8767 5611
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen's Road Central Hong Kong +852 3740-4700	David Zhang, Esq. Steve Lin, Esq. Kirkland & Ellis International LLP c/o 26/F, Gloucester Tower, The Landmark 15 Queen's Road Central Hong Kong +852 3761 3300

Approximate date of commencement of proposed sale to the public:
as soon as practicable after the effective date of this registration statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

          Emerging growth company    ☒

          If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee

Ordinary Shares, par value US$0.001 per share(1)	US$	US$

(1)
American depositary shares issuable upon deposit of ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-            ). Each American depositary share represents                        ordinary shares.

(2)
Includes ordinary shares that are issuable upon the exercise of the underwriters' over-allotment option. Also includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These ordinary shares are not being registered for the purpose of sales outside the United States.

(3)
Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

†
The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this preliminary prospectus is not complete and may be changed. We and the selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued                        , 2017.

            American Depositary Shares

RYB Education, Inc.

Representing            Ordinary Shares

        RYB Education, Inc. is offering            American depositary shares, or ADSs, [and the selling shareholders identified in this prospectus are offering an additional                ADSs]. [We will not receive any proceeds from the sale of ADSs by the selling shareholders.] This is our initial public offering and no public market currently exists for our ADSs or ordinary shares. Each ADS represents                of our ordinary shares, par value $0.001 per share. It is currently estimated that the initial public offering price per ADS will be between US$            and US$            .

        We intend to apply for the listing of our ADSs on the New York Stock Exchange under the symbol "RYB."

        We are an "emerging growth company" under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

        Investing in our ADSs involves risks. See "Risk Factors" beginning on page 12.

PRICE $            PER ADS

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to us	[Proceeds to Selling Shareholders]

Per ADS	US$	US$	US$	US$

Total	US$	US$	US$	US$

(1)
See "Underwriting" for additional disclosure regarding underwriting compensation payable by us.

        We [and the selling shareholders] have granted the underwriters the right to purchase up to an additional                ADSs to cover over-allotments.

        Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the ADSs to purchasers on                        , 2017.

(in alphabetical order)

Credit Suisse	Morgan Stanley

                        , 2017.

[Page intentionally left blank for graphics]

i

        You should rely only on the information contained in this prospectus or in any related free writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free writing prospectus. We are offering to sell, and seeking offers to buy, the ADSs, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs.

        We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of the prospectus outside the United States.

        Until                        , 2017 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

ii

PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under "Risk Factors," before deciding whether to invest in our ADSs. This prospectus contains information from an industry report commissioned by us and prepared by Frost & Sullivan, an independent research firm, to provide information regarding our industry and our market position in China. We refer to this report as the "Frost & Sullivan Report."

Our Mission and Vision

        Founded on the core values of "Care" and "Responsibility," our mission is to provide individualized and age-appropriate education to nurture and stimulate each child for her or his self-betterment in life. Our vision is to build an ever-lasting education brand that closely connects classroom, family and society to best facilitate children's value and character building and life-long development.

Our Business

        We are the largest early childhood education service provider in China, as measured by annual total revenues in 2016, according to the Frost & Sullivan Report. We are a pioneer in the early childhood education market in China and opened our first play-and-learn center in China in 1998. In our nearly two decades of operating history, we have built the well-recognized "RYB ( )" education brand and developed many education practices in China's early childhood education industry, and our substantial growth was powered by our industry-leading curriculum development capability and teacher training system. As of December 31, 2016, our nationwide teaching facility network covered approximately 250 cities and towns in 30 provinces and municipalities in China. Our comprehensive early childhood education solutions target 0-6-year-old children. We offer kindergarten services, play-and-learn center services as well as at-home education products and services. Outside of our network, we also license our separately developed courses, sell educational products and provide kindergarten operation solutions through our Hong Shan Enable Alliance.

        Our kindergartens offer high-quality preschool education to 2-6-year-old children. Substantially all of the kindergartens within our network operate under our "RYB ( )" brand. As of December 31, 2016, we directly operated 77 kindergartens and franchised an additional 162 kindergartens, covering over 120 cities and towns in China. Our experience from directly operating kindergartens provides our franchisees with valuable guidance. To meet the growing demand for premium early childhood education in China, some of our kindergartens provide Chinese-English bilingual curricula. As of December 31, 2016, we had 17,900 students enrolled in our directly operated kindergartens.

        Our play-and-learn centers offer flexible and engaging classes designed for the joint participation of 0-6-year-old children and their families to promote children's development and prepare them for kindergartens and primary schools. We operate a small number of play-and-learn centers directly as flagship models and expand our network predominantly through franchise. As of December 31, 2016, there were a total of 783 play-and-learn centers in our network. We provide educational content and related products to our franchisees, assist them in their facility establishment and offer ongoing training and guidance. We maintain strict criteria on franchisee selection, provide active ongoing training and closely monitor their service quality.

        To supplement our teaching services, we develop various educational products and services such as teaching aids, educational toys and at-home education products and services. We promote and sell our self-developed and third-party products and services through our franchisees and Hong Shan Enable Alliance participants for their further distribution and also directly to a vast number of families.

        Our education philosophy emphasizes the integration of classroom teaching, at-home education and social interactions, and focus on building a solid foundation for children's continued growth. Our self-developed curriculum covers the principal fields of early childhood education throughout the growth stages of 0-6-year-old children. Leveraging our strong research and development capabilities, we have been able to consistently develop and deliver high-quality, age-appropriate curricula.

        Our professional and high-quality teachers and principals and, more importantly, our established system to effectively train, grow and retain teaching staff and management talents underpin our high-quality education services. Almost all of our teachers received professional training from colleges or other institutions in the areas of pedagogy, arts or language before joining us. Candidates must also go through our stringent selection, training and certification process before they can start teaching in our network. We provide our teachers with systematic and continuous training programs and career development opportunities.

        As a result of our highly recognized brand, superior service offerings, high-quality curricula, professional teaching staff, experienced management personnel and many years of commitment to early childhood education, our business has grown continually. The total number of kindergartens and play-and-learn centers in operation in our network grew from 627 as of December 31, 2014 to 1,022 as of December 31, 2016. Our net revenues increased from US$65.1 million in 2014 to US$82.9 million in 2015 and US$108.5 million in 2016. We recorded US$5.9 million net income in 2016 and US$1.3 million net loss in each of 2015 and 2014.

Our Industry

        Early childhood education is an important component in the overall education system in China, laying the foundation for all subsequent education programs. Early childhood education in China can be categorized into formal education and informal education. Formal education is conducted in kindergartens and informal education consists of formative education taught in play-and-learn centers and at-home education.

        Thanks to the positive impact of new population policies in China as well as other supportive macroeconomic conditions such as steady urbanization, rising middle class population and growing disposable income per capita, early childhood education in China has experienced rapid growth:

  •
  Private Kindergarten Market.  The overall size of the kindergarten market in China is significant and private kindergartens have demonstrated strong growth trajectory. According to the Frost & Sullivan Report, as of December 31, 2016, only approximately 75.1% of the total preschool-age population attended kindergartens, among which approximately 41.5% attended private kindergartens and the remaining 33.6% attended public kindergartens. It is expected that by 2020, approximately 85% of the total preschool-age population will attend kindergartens. Aside from the growth factors that drive the overall early childhood education industry, private kindergartens are also supported by government policies and parent preferences and are expected to grow substantially both in terms of student enrollment and penetration rate. Total revenue of the private kindergarten market in China is expected to reach RMB235.6 billion by 2021 from RMB116.1 billion in 2016, representing a compounded annual growth rate, or CAGR, of 15.2% from 2016 to 2021, as projected by the Frost & Sullivan Report.

  •
  Play-and-learn Center Market.  The play-and-learn center market in China, as an effective supplement to the formal early childhood education, is also large in size and growing rapidly. Total revenue of the play-and-learn center market in China is expected to increase from RMB127.9 billion in 2016 to RMB269.4 billion in 2021, representing a CAGR of 16.1%, as projected by the Frost & Sullivan Report.

  •
  Early Childhood At-home Educational Product Market.  The growth of the early childhood at-home educational product market is closely associated with the growth of the overall early childhood education market. There has been increasing demand for high-quality and diverse early childhood at-home educational products. Total revenue from at-home educational products is expected to increase from RMB20.8 billion in 2016 to RMB48.1 billion by 2021, representing a CAGR of 18.3% from 2016 to 2021, as projected by the Frost & Sullivan Report.

        Despite its rapid development, the early childhood education market in China remains highly fragmented, and market consolidation is expected to occur as the private kindergarten and the play-and-learn center markets continue to develop.

        As the markets continue to grow, quality operators in the early childhood education industry in China are expected to benefit from a series of trends and opportunities, such as increasing demand for qualified teachers, more diversified and higher quality curriculum and other emerging opportunities including international kindergartens, geographical penetration, as well as expansion opportunities in adjacent early childhood care and education segments.

Competitive Strengths

        We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

  •
  leading early childhood education brand in China with unparalleled, nationwide scale;

  •
  integrated and comprehensive curriculum;

  •
  best-in-class teaching staff specialized in early childhood education;

  •
  established and highly standardized operations system to ensure service quality;

  •
  highly scalable business model; and

  •
  unique RYB culture and visionary and experienced management with strong passion for education.

Our Strategies

        We plan to pursue the following growth strategies to expand our business:

  •
  expand our teaching facility network;

  •
  increase our student enrollment and enhance teacher qualities;

  •
  expand our curriculum and product offerings;

  •
  selectively pursue strategic acquisition, investment and partnership opportunities; and

  •
  improve our technology infrastructure to strengthen centralized network management.

Our Challenges

        Our ability to realize our mission and execute our strategies is subject to risks and uncertainties, including those relating to our ability to:

  •
  maintain and increase brand awareness;

  •
  increase student enrollment;

  •
  handle risks associated with our franchise business model;

  •
  recruit, train and retain dedicated and qualified teachers; and

  •
  raise fee levels of our services and products.

Corporate History and Structure

        We opened our first play-and-learn center in 1998 in Beijing. Later in July 2001, we incorporated Beijing RYB Children Potential Education Entertainment Co., Ltd. to expand the operation of play-and-learn centers and kindergartens. In May 2006, we changed the name of Beijing RYB Children

Potential Education Entertainment Co., Ltd. to Beijing RYB Children Education Technology Development Co., Ltd., which we refer to as Beijing RYB in this prospectus.

        In January 2007, we incorporated Top Margin Limited, an exempted company under the laws of the Cayman Islands, as our offshore holding company to facilitate financing and offshore listing. Shortly following its incorporation, our company issued ordinary shares to the holding vehicles of the then shareholders of Beijing RYB, in proportion to these shareholders' then respective equity interest percentages in Beijing RYB. Later in 2007, we also established a wholly owned subsidiary, Beijing RYB Technology Development Co., Ltd., which we refer to as RYB Technology in this prospectus, through which we obtained control over Beijing RYB based on a series of contractual arrangements. These contractual arrangements include the business operation agreement, the exclusive consultation and service agreement, the equity disposal agreement, the equity pledge agreement, the power of attorney and the spousal consent. See "Corporate History and Structure—Contractual Arrangements with Beijing RYB." In June 2017, we changed the corporate name of our company from Top Margin Limited to RYB Education, Inc.

        The chart below summarizes our corporate legal structure and identifies our subsidiary, our VIE, its principal subsidiaries and the number of our sponsored kindergartens, as of the date of this prospectus:

RYB Education, Inc.
(Cayman Islands)
100%
Outside PRC
Inside PRC
Beijing RYB Technology Development Co., Ltd.
("RYB Technology")
Beijing RYB Children Education
Technology Development Co., Ltd.
("Beijing RYB")(1)
100%
100%
100%
100%(2)
100%(2)
Beijing Weixuehui
Management
Consulting Co., Ltd.
Beijing Aizhudou
Culture Development
Co., Ltd.
Beijing Hongshan
Youyou Education
Technology Co., Ltd.
Beijing Fengtai
District RYB
Education Training
School(2)
All 81 of our directly
operated
kindergartens(2)
60%
100%
Beijing Qingtian
Youpin
E-Commerce
Co., Ltd.(3)
Shenzhen RYB
Children Education
Technology
Development Co., Ltd.
Equity interest
Contractual arrangements, including the business operation agreement, the exclusive consultation and service agreement, the equity disposal agreement, the equity pledge agreement, the power of attorney and the spousal consent.

(1)
Mr. Chimin Cao, our co-founder and Chairman of the Board, Yanlai Shi, our co-founder, director and Chief Executive Officer, Haiying Zhou, a nominee shareholder appointed by our principal shareholder Ascendent Rainbow (Cayman)

  Limited, hold 28.18%, 4.25% and 49.00% of Beijing RYB's equity interests, respectively. The remaining 18.57% equity interest in Beijing RYB is held by 27 other shareholders who are also beneficial owners of the shares of our Company. None of these 27 shareholders hold more than 2.75% of the equity interest in Beijing RYB.

(2)
Beijing RYB is the sponsor of Beijing RYB Education Training School and 70 out of 81 of our directly operated kindergartens. It holds 100% sponsorship interest in the training school and kindergartens in operation. Under the PRC laws and regulations, the economic substance of "sponsorship" in respect of private schools is substantially similar to that of ownership with respect to legal, regulatory and tax matters. Beijing RYB holds a majority of the sponsorship interest in the remaining 11 of our directly operated kindergartens.

(3)
The remaining 40% equity interest in this company is owned by an unrelated third party.

Implications of Being an Emerging Growth Company

        As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an "emerging growth company" pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company's internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

        We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Corporate Information

        Our principal executive offices are located at 4/F, No.29 Building, Fangguyan Section 1, Fangzhuang, Fengtai District, Beijing, 100078, People's Republic of China. Our telephone number at this address is +86 10-8767 5611. Our registered office in the Cayman Islands is located at 4/F, Harbour Centre, P.O. Box 613, George Town, Grand Cayman, the Cayman Islands.

        Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is www.rybbaby.com. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is                , located at                .

Conventions that Apply to this Prospectus

        Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

  •
  "ADSs" are to our American depositary shares, each of which represents          ordinary shares;

  •
  "ADRs" are to the American depositary receipts that evidence our ADSs;

  •
  "BVI" are to the British Virgin Islands;

  •
  "China" or the "PRC" are to the People's Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

  •
  "ordinary shares" are to our ordinary shares, par value US$0.001 per share;

  •
  "RMB" and "Renminbi" are to the legal currency of China;

  •
  "RYB," "we," "us," "our company" and "our" are to RYB Education, Inc., our Cayman Islands holding company, and its subsidiary, its consolidated variable interest entity, the subsidiaries of the consolidated variable interest entity and the non-enterprise entities sponsored by the consolidated variable interest entity;

  •
  "teaching facilities in our network" are to our directly operated or franchise kindergartens and play-and-learn centers that are in operation, and references to our directly operated kindergartens include facilities that are in the process of obtaining the private school operation permits or registration certificates for private non-enterprise entities but contribute to our tuition fee revenues; and

  •
  "US$," "U.S. dollars," "$," and "dollars" are to the legal currency of the United States.

        Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

        We use U.S. dollars as the reporting currency in our financial statements and in this prospectus. Assets and liabilities denominated in Renminbi are translated into U.S. dollars at the rates of exchange as of the balance sheet date, equity accounts are translated at historical exchange rates, and revenues and expenses are translated using the average rate of exchange in effect during the reporting period. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this prospectus, all translations from Renminbi to U.S. dollars were made at RMB6.9430 to US$1.00, the noon buying rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 30, 2016. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On June 16, 2017, the noon buying rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System was RMB6.8097 to US$1.00.

THE OFFERING

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.
ADSs offered by us	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).
[ADSs offered by the selling shareholders	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).]
ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).
Ordinary shares outstanding immediately after this offering	ordinary shares (or ordinary shares if the underwriters exercise their over-allotment option in full).
The ADSs	Each ADS represents ordinary shares, par value US$0.001 per share.

The depositary will hold ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the "Description of American Depositary Shares" section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Over-allotment option	We [and the selling shareholders] have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs.

Use of proceeds

We expect that we will receive net proceeds of approximately US$        million from this offering, assuming an initial public offering price of US$        per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for general corporate purposes and working capital and potential acquisitions. See "Use of Proceeds" for more information.
[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]
Lock-up

[We, our directors, executive officers and all of our existing shareholders] have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of [180] days after the date of this prospectus. See "Shares Eligible for Future Sale" and "Underwriting."

[Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of        ADSs offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed share program.]

Listing

We intend to apply to have the ADSs listed on the New York Stock Exchange under the symbol "RYB." Our ADSs and shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on , 2017.
Depositary

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following summary consolidated statements of operations data for the years ended December 31, 2014, 2015 and 2016, summary consolidated balance sheet data as of December 31, 2014, 2015 and 2016, and summary consolidated cash flow data for the years ended December 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this "Summary Consolidated Financial and Operating Data" section together with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	For the Year Ended December 31,
	2014	2015	2016
	(in US$ thousands, except for share and per share data)
Summary Consolidated Statement of Operations Data:
Net revenues:
Services	59,293	74,815	95,936
Products	5,763	8,043	12,577

Total net revenues	65,056	82,858	108,513

Cost of revenues:
Services	56,701	70,310	85,356
Products	2,759	4,047	6,260
Total cost of revenues	59,460	74,357	91,616

Gross profit	5,596	8,501	16,897

Operating expenses:
Selling expenses	1,203	1,191	1,922
General and administrative expenses	6,927	8,389	7,424

Total operating expenses	8,130	9,580	9,346

Operating (loss) income	(2,534)	(1,079)	7,551

(Loss) income before income taxes	(822)	(316)	8,231
Income tax expenses	514	980	2,155

(Loss) income before loss in equity method investments	(1,336)	(1,296)	6,076
Loss from equity method investments	—	—	(189)

Net (loss) income	(1,336)	(1,296)	5,887
Less: Net income (loss) attributable to noncontrolling interests	639	(664)	(618)

Net (loss) income attributable to RYB Education, Inc.	(1,975)	(632)	6,505
Less: Accretion of convertible redeemable preferred shares	2,969	2,384	—
Deemed dividends to convertible redeemable preferred shareholders	—	763	—

Net (loss) income attributable to ordinary shareholders of RYB Education, Inc.	(4,944)	(3,779)	6,505

Net (loss) income per share attributable to ordinary shareholders of RYB Education, Inc.:
Basic	(0.31)	(0.22)	0.28

Diluted	(0.31)	(0.22)	0.26

Weighted average shares used in calculating net (loss) income per ordinary share:
Basic	15,800,000	16,929,789	23,163,801

Diluted	15,800,000	16,929,789	24,682,525

Non-GAAP Measures

        We use adjusted EBITDA and adjusted net (loss) income, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

        We believe that adjusted EBITDA and adjusted net (loss) income help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in income from operations and net (loss) income. We believe that adjusted EBITDA and adjusted net (loss) income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

        Adjusted EBITDA and adjusted net (loss) income should not be considered in isolation or construed as an alternative to net (loss) income or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net (loss) income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

        Adjusted EBITDA represents net (loss) income which excludes depreciation, amortization, interest expenses and income tax expenses before share-based compensation expense. The table below sets forth a reconciliation of our net (loss) income to adjusted EBITDA for the periods indicated:

	For the Year Ended December 31,
	2014	2015	2016
	(US$ in thousands)
Net (loss) income	(1,336)	(1,296)	5,887
Add:
Income tax expenses	514	980	2,155
Depreciation of property, plant and equipment	3,502	4,230	4,831

EBITDA	2,680	3,914	12,873

Add:
Share-based compensation expense	145	1,929	—
Adjusted EBITDA	2,825	5,843	12,873

        Adjusted net (loss) income represents net (loss) income before share-based compensation expense. The table below sets forth a reconciliation of our net (loss) income to adjusted net (loss) income for the periods indicated:

	For the Year Ended December 31,
	2014	2015	2016
	(US$ in thousands)
Net (loss) income	(1,336)	(1,296)	5,887
Add:
Share-based compensation expense	145	1,929	—
Adjusted net (loss) income	(1,191)	633	5,887

        The following table presents our summary consolidated balance sheet data as of December 31, 2014, 2015 and 2016.

	As of December 31,
	2014	2015	2016
	(in US$ thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	16,100	24,594	46,256
Total current assets	26,605	39,525	63,983
Total assets	54,868	73,834	104,410
Total current liabilities	46,132	58,339	80,287
Total liabilities	59,681	77,083	100,449
Total mezzanine equity	29,602	—	—
Total (deficit) equity	(34,415)	(3,249)	3,961

        The following table presents our summary consolidated cash flow data for the years ended December 31, 2014, 2015 and 2016.

	For the Year Ended December 31,
	2014	2015	2016
	(in US$ thousands)
Summary Consolidated Cash Flow Data:
Net cash generated from operating activities	14,051	23,808	35,053
Net cash used in investing activities	(6,537)	(14,950)	(12,122)
Net cash generated from financing activities	279	695	1,422

Exchange rate effect on cash and cash equivalents	(271)	(977)	(2,690)
Net increase in cash and cash equivalents	7,522	8,576	21,663
Cash and cash equivalents at beginning of year	8,867	16,389	24,965

Cash and cash equivalents at end of year	16,389	24,965	46,628

        The following table presents certain of our operating data as of December 31, 2014, 2015 and 2016.

	As of December 31,
	2014	2015	2016
Selected Operating Data:
Student enrollment at our directly operated kindergartens	10,595	13,753	17,900
Number of teaching staff at our directly operated teaching facilities	1,631	2,042	2,603
Number of directly operated kindergartens	50	62	77
Number of franchise kindergartens	66	111	162
Number of franchise play-and-learn centers	487	597	773

RISK FACTORS

        An investment in our ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material and adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business

Our business depends on the market recognition of our brand. If we are not able to maintain our reputation and enhance our brand recognition, our business and operating results may be materially and adversely affected.

        Our track record in providing quality education services established "RYB ( )" as a leading brand in the industry. We believe that market recognition of our brand is a key factor to ensure our future success. As we continue to grow in size and broaden the scope of our curricula and services, however, it may become increasingly difficult to maintain the quality and consistency of the services we offer, which may negatively impact our brand and the popularity of our products and services offered thereunder.

        Our brand value will also be affected by the customer perceptions. Those perceptions are affected by a number of factors, some of which are beyond our control. For example, any incidents and interruptions to our services and any negative publicity related thereto, even if factually incorrect, may lead to significant deterioration of our brand image and reputation, and consequently negatively affect students' and their parents' interests in our services and products. In addition, scientific studies on early childhood education are constantly evolving and new or innovative conclusions on education methodologies or philosophies may affect customers' perception of our services and products. If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our education products and services, it may be difficult to maintain and grow student enrollment at our directly operated or franchise teaching facilities or attract more business partners to join our network, and our business and growth prospects may be materially and adversely affected.

If we fail to maintain and increase student enrollment in our kindergartens and play-and-learn centers, our revenues may decline and we may not be able to maintain profitability.

        The growth of our business relies heavily on the student enrollment in our kindergartens and play-and-learn centers. Student enrollment not only directly affects the tuition fees derived from our directly operated teaching facilities, it also affects the willingness of our franchisees to re-invest in and expand or continue their franchise operations within our network at all. We may face difficulties in increasing or maintaining the level of fees that we charge the franchisees or selling our educational merchandise through them if they find their franchise business with us unattractive. Our student enrollment is affected by several factors, including our ability to develop new course materials and improve existing courses, expand our geographic reach, manage our growth while maintaining consistent and high teaching and service quality, effectively market and precisely target our products and services to a broader base of prospective students and parents, and respond effectively to competitions.

We face risks associated with the franchise business model.

        We operate on a "direct plus franchise" business model. Many of the teaching facilities within our network, including the majority of "RYB branded" kindergartens and most of our play-and-learn centers, are operated through franchisees. Our franchisees are an integral constituent in our business model and ecosystem and are expected to play an instrumental role in our future expansion. We are therefore subject to risks that are typically associated with the franchise business model.

        Although the fees we charge our franchisees do not directly link to the revenue of the teaching facilities they operate, a sizeable portion of our revenues is affected by the ability of our franchisees to grow their businesses. For example, part of our revenues is derived from sales of teaching tools and licensing of feature courses to franchisees in addition to the basic course package. Through our franchisees, we also sell educational merchandise to children enrolled in franchise kindergartens and play-and-learn centers. If our franchisees are unable to grow their business or cease to procure educational merchandise from us, our revenues will be negatively affected. Also, deterioration in the business operations of our franchisees can result in, among other things, their facility closures or delayed or reduced payments to us.

        Our success also depends on the willingness and ability of our franchisees to implement our business initiatives and strategies, including upgrades of equipment and interior decoration of teaching facilities and to remain aligned with us on business upgrade, promotional activities or capital-intensive reinvestment plans. Our control over our franchisees is based on the contracts with them and our standardized supervision and monitoring procedures, which may not be as effective as direct ownership. Although we maintain comprehensive and rigorous supervisory procedures, set standards to guide our franchisees on operations of kindergartens and play-and-learn centers—including requiring all our franchisees to obtain all required licenses and permits and only hire teaching staff with proper qualification and certification—and require all teachers and management personnel of our franchise teaching facilities to complete our mandatory trainings, our franchisees manage their businesses independently and are therefore responsible for the day-to-day operation of the franchise facilities. In addition, it is the franchisees and their teachers and employees that interact directly with students and their parents. In the event of any unsatisfactory performance or illegal actions by the franchisees or their employees or any incidents or operational issues in the franchise facilities, we may suffer reputational or financial damage which in turn might adversely affect our business as a whole.

        In addition, a franchisee may suspend or terminate its cooperation with us for various reasons, including disagreement or dispute with us, or failure to maintain requisite approvals, licenses or permits or to comply with other governmental regulations. We may also terminate a franchise contract if we find the relevant franchisee is no longer suitable to operate any "RYB" branded business. We may not be able to find replacements for those franchisees timely or at all. Any resulting service disruption could materially and adversely affect our brand image, reputation and financial performance.

        Our ownership mix of directly operated and franchise teaching facilities also affects our financial results and condition. The decision to operate a teaching facility directly or under franchise is driven by many factors. Our ability to grow our business and achieve the benefits of an optimal ownership mix will depend on various factors, including our ability to timely and effectively select franchisees that meet our rigorous standards. If we are unable to effectively address risks associated with the franchise business model, our reputation and results of operations may be materially and adversely affected.

Our business relies on our ability to recruit, train and retain dedicated and qualified teachers and management personnel.

        Our teachers and facility principals are critical to the quality of our services and our reputation. We seek to, and help our franchisees to, recruit, train and retain qualified and dedicated teachers with necessary licenses and permits required by law, as well as principals who manage our teaching facilities. There is, however, a limited pool of teachers with the attributes we require. In addition, any foreign teachers we hire must hold valid working permits, which may not be obtained in a timely manner, or at all. Despite our various initiatives, investments to secure qualified personnel and competitive compensation we and our franchisees offer, we may still not be able to recruit, train and retain sufficient qualified teachers and principals to keep pace with our growth while maintaining consistent teaching quality in the different markets we serve. A shortage of qualified teachers or a deterioration in the quality of our teachers' services, whether actual or perceived, or a significant increase in the average compensation of the kindergarten teachers, would have a material adverse effect on our business, financial condition and results of operations.

        In addition, our teachers are the ones who interact directly with our students and their families. Despite our constant emphasis on service quality, our continuous training of our teachers as well as our close supervision on daily basis, we cannot assure that our teachers will completely follow our service manual and standards all the time. Any misbehavior or unsatisfactory performance of our teachers will hurt our reputation and potentially our operation results and financial performance. For example, a video footage that allegedly depicts improper behavior of a teacher at one of our then directly operated kindergartens was released online in April 2017. It soon led to broad distribution and caused negative publicity on our operations and harmed our brand.

Our business and result of operations depend on our ability to maintain and raise the fee levels and prices of our services and products.

        An important factor affecting our profitability is the tuition fees we charge at our directly operated teaching facilities as well as the fees that we charge our franchisees and Hong Shan Enable Alliance participants. We also derive a portion of revenues from sales of educational merchandise. The amounts of those fees and prices we charge are primarily determined based on the demand and popularity among children and their parents for our education services and products, the cost of our operations, the geographic markets where we operate, our competitors' pricing levels, our pricing strategy to gain market share and general economic conditions in China.

        In addition, our tuition cannot exceed the maximum amounts on file with the local governmental pricing authorities. See "Regulation—Regulations on Private Education in the PRC—Interim Measures for the Management of the Collection of Private Education Fees." Certain of our kindergartens are "inclusive kindergartens" where tuitions are capped by local educational authorities. We also operate 24 kindergartens on premises leased from government bodies as of the date of this prospectus. If we are encouraged or required by relevant educational authorities to operate some of these kindergartens as "inclusive kindergartens," our tuition fee level at these teaching facilities may become lower. There can be no assurance that we will be able to maintain or raise the tuition level and other fees that we charge at our teaching facilities in the future due to various reasons, including the failure to complete pricing filings with governmental authorities, and our business, financial position and results of operations may be materially and adversely affected in the event of our failure to maintain or steadily raise our fee levels and prices of our services and products.

        Moreover, on November 7, 2016, the Decision on Amending the Law for Promoting Private Education of the PRC, which we refer to as the Decision in short in this prospectus, was approved by the Standing Committee of the National People's Congress, which will become effective on September 1, 2017. The Decision sets out certain restrictions as to the use of profits earned by not-for-profit schools. We are still in the process of analyzing and determining whether to register our directly operated kindergartens as for-profit or not-for-profit schools after September 2017 and there is no guarantee that our for-profit school designation applications will be approved. See "Regulation—Regulations on Private Education in the PRC—The Revisions of the Law for Promoting Private Education of the PRC" for further details. As a result, we may not be able to maintain our current tuition fees and may not be able to raise any of such fees for our kindergartens at our desired rates, times and places or at all in the future after the Decision comes into effect.

We may not be able to obtain all necessary approvals, licenses and permits or to make all necessary registrations and filings for our educational and other services in China.

        In order to operate kindergartens and play-and-learn centers, we and our franchisees are required to obtain and maintain various approvals, licenses and permits and to fulfill registration and filing requirements pursuant to applicable laws and regulations. For instance, to establish a kindergarten, a private school operation permit from the local education bureau and registration certificate for private non-enterprise entities issued by the local civil affairs bureau will be required. In addition, private school operation permits are subject to periodic renewal and kindergartens are subject to annual inspections by the competent government authorities.

        Given the significant amount of discretion the local PRC authorities may have in the interpretation, implementation and enforcement of the relevant rules and regulations, as well as other factors beyond our control, while we and our franchisees intend to obtain and maintain all requisite permits and complete necessary filings and registrations on a timely basis, we cannot assure you that we and our franchisees will be able to obtain all required permits and complete the necessary filings or registrations in time. We and some of our franchisees are in the process of applying for private school operation permits and/or registration certificates for private non-enterprise entities in connection with certain kindergartens. As an interim measure pending the issuance of these permits or certificates, fees for the services we provide at the directly operated kindergartens are collected by our other consolidated entities.

        Additional requirements on permits and licenses may also apply to our operations, including the requirement to pass a fire control assessment for all our teaching facilities, to obtain a license for online transmission of audio-visual programs for providing online video-audio contents on our website or mobile apps, to obtain food operation licenses for kindergartens where regular meals are served and to have all teaching staff obtain teachers' licenses and work permits, among others. Although we are in the process of applying for food operation licenses and passing fire control assessments for certain of our directly operated kindergartens, we cannot assure you that we will be able to receive or renew all required licenses, permits or certificates in a timely manner. If we fail to receive or renew required licenses, permits or certificates in a timely manner, or at all, we may be subject to fines, confiscation of the gains derived from our noncompliant operations, suspension of our noncompliant teaching facilities or liability to indemnify economic loss suffered by our students, which may materially and adversely affect our business, financial conditions and results of operations.

Certain of our operations may be deemed by PRC government to be carried out by entities beyond their authorized business scope.

        Currently, some of our entities in China providing certain training programs directly to children or teachers, including some of the entities collecting fees for the services we provide at the directly operated kindergartens currently applying for relevant permits or certificates, do not list "educational training," "children training" or similar items in their business scopes. In addition, a few of our consolidated entities, training schools and kindergartens provide training and education programs at the locations that are not registered in their business licenses or private school operation permits.

        We are in the process of applying to expand business scopes of those entities or establish new branches that engage in providing training and education programs to include "educational training," "children training" or items of similar nature and applying for private education permit for the facilities at these locations. There is, however, no assurance that our application will be accepted by local AIC or education bureau in a timely fashion or at all. If it comes to the attention of the relevant PRC government authorities that the above entities operate beyond their authorized business scopes, or conduct business at locations that are not registered in their licenses or permits, they may be ordered to complete the registration for change of business scope within a given period, the failing of which may subject these entities to fines, confiscation of the gains derived from the noncompliant operations or cease the noncompliant operations.

Sponsor registrations of certain of our directly operated kindergartens are inconsistent with their actual sponsorship structure.

        The sponsors of a kindergarten are required to register with the competent local education bureau and be reflected in that kindergarten's charter documents and its private school operation permit. However, due to variances in certain local education bureaus' registration practices, in some cases we are not able to register kindergarten sponsors to accurately reflect the actual sponsorship structure. For a number of our directly operated kindergartens, we are shown as the sole sponsor in the education bureau registration and our private school operation permits without reflecting the minority interests of other investors. We have entered into cooperation agreements with those investors and the relevant charter documents and/or capital verification reports show them as co-sponsors, thus resulting in inconsistencies with the education bureau registrations. In some other instances, certain individuals were registered as sole sponsors with the competent local education bureaus, while we are the actual kindergarten sponsor only in the charter documents and/or capital verification reports.

        There is no assurance that we will be able to file for amendments to these registrations to rectify these inconsistencies. Although the charter documents and/or capital verification reports would evidence the ownership of and control over those kindergartens, if we were to be held responsible for those inconsistencies in registration, we may be subject to fines, confiscation of the gains derived from our noncompliant operations, suspension of our noncompliant operations, revocation of private school operation permits, or liability to indemnify economic loss suffered by our students. These legal consequences may materially and adversely affect our business, financial conditions and results of operations.

New legislation or changes in the PRC regulatory requirements regarding private education may affect our business operations and prospects.

        The private education industry in China and our business are subject to regulations in various respects. Relevant rules and regulations could be amended or updated from time to time to accommodate the development of education in China, in particular, the preschool education markets. For instance, the Law for Promoting Private Education of the PRC was promulgated in June 2013, and was further amended in November 2016 by the Decision, which will take effect on September 1, 2017. According to the Decision, private schools can be established as for-profit private schools or not-for-profit private schools largely at the election of the school sponsors. For details on the distinction between for-profit private schools and not-for-profit private schools under the Decision, please see "Regulation—Regulations on Private Education in the PRC—The Revisions of the Law for Promoting Private Education of the PRC."

        The implementation regulations of the Decision, or the Implementation Regulations, are not yet promulgated. It remains uncertain how the Implementation Regulations will affect our business. We may need to change our business practices in order to comply with the new rules and regulations, of which the interpretation may be uncertain, but we may not be able to do so timely and efficiently. Any such failure may subject us to administrative fines or penalties or other negative consequences which could materially and adversely affect our brand name, reputation, business, financial condition and results of operations.

        In addition, according to the Decision, if a school established before the promulgation of the Decision chooses to become for-profit, it needs to first assess all of its assets, identify property ownership, pay relevant taxes and duties and re-apply for registration before such school can continue with its operations. The Decision, however, does not specify when schools need to determine and notify relevant governmental agencies of their choice, and the Decision is silent on the specific measures with respect to how existing schools can change their status to for-profit schools. Furthermore, there is significant uncertainty as to the preferential tax treatments or other preferential treatments that our kindergartens could enjoy (whether as not-for-profit private schools or as for-profit schools if we choose to register some of our kindergartens as such) after the Decision and/or the guidelines come into force. In light of the uncertainties associated with the interpretation and implementation of the Decision and the ensuing guidelines, there is uncertainty as to whether and how our kindergartens will be able to benefit from any such additional supporting measures as contemplated or at all. We cannot assure you that favorable tax and other supportive treatment contemplated under the Decision will not change or that they will continue to apply to our kindergartens after the Decision becomes effective.

Accordingly, as of the date of this prospectus, we are unable to quantify the impact that the Decision may have on our business, results of operations, financial condition and future prospects. Similarly, we are not able to predict or estimate the associated potential costs and expenses if we are required to adjust our structure due to the Decision and the guidelines.

Injuries, accidents, food quality incidents or other harm suffered by students or employees of the kindergartens or play-and-learn centers that we and our franchisees operate may subject us to liabilities and damage our reputation.

        Operating kindergartens and play-and-learn centers involves inherent risks associated with the safety and wellbeing of our students and other people visiting or working at our teaching facilities. We could face negligence claims for inadequate maintenance of our teaching facilities or lack of supervision of our teachers and other employees. In addition, any defects in indoor and outdoor playground equipment in our teaching facilities or educational tools we use in classrooms may cause harm to students. We therefore could be liable for accidents, injuries, food quality incidents or other harm to students or other people at our teaching facilities. Even if we are found not legally liable for such accidents or injuries, disputes on liabilities or general complaints by parents regarding food quality, students wellbeing or, from time to time, air quality and renovation fumes within our teaching facilities may create unfavorable publicity and our reputation may be damaged on such occasions. Additionally, although we maintain certain liability insurance, the insurance coverage may not be adequate to fully protect us from claims and liabilities, and reoccurrence of similar accidents may make it difficult for us to obtain liability insurance at reasonable prices in the future. Defending such claims may also cause us to incur substantial expenses and divert the time and attention of our management.

We face risks related to health epidemics and other outbreaks, which could result in reduced attendance or temporary closure of kindergartens and play-and-learn centers that we or our franchisees operate.

        Education industry is vulnerable to health epidemics such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Ebola or other epidemics. For example, the SARS outbreak in 2003 and influenza A (H1N1) outbreak from 2009 to 2010 adversely affected our business and results of operations as we experienced temporary closure of our facilities. Any future outbreak of avian influenza, SARS, the influenza A (H1N1), H7N9 bird flu or other adverse public health situation in China may have a material and adverse effect on our business operations. These occurrences could cause cancellations or deferments of student enrollment and require the temporary closure of our kindergartens and play-and-learn centers while we remain obligated to pay rent and other expenses for these facilities, and we may face litigations and have to incur extra expenses if we are found negligent in the prevention and control of these health epidemics in our facilities. These occurrences therefore may severely disrupt our business operations and materially and adversely affect our liquidity, financial condition and results of operations.

We may not be able to continually upgrade our course materials, improve the content of our existing curricular or develop new course materials that are appealing to children and their parents.

        We constantly update and improve the content of our existing courses and develop new courses or services to meet evolving market demands. Revisions to our existing courses and our newly developed courses or services may not be well received by existing or prospective students or their parents. Even if we are able to develop new courses or services that are well received, we may not be able to introduce them in a timely or cost-effective manner. If we do not respond adequately to changes in market demands, our ability to attract and retain students may be impaired and our financial results could suffer.

        Offering new courses or services or modifying existing courses may require us to invest in content development, increase marketing efforts and re-allocate resources away from other uses. We may have limited experience with the content of new courses or services and may need to adjust our systems and strategies to incorporate new courses or services into our existing offerings. If we are unable to continually improve the content of our existing courses, or offer new courses or services in a timely or cost-effective manner, our results of operations and financial condition could be adversely affected.

We face intense competition in our industry, which could lead to pricing pressure, reduced operating margins, loss of market share, departure of qualified employees and increased capital expenditures.

        The early childhood education industry in China is rapidly evolving, highly fragmented and competitive, and we expect the competition in this industry to persist and intensify. We compete with public kindergartens and other private teaching institutions that offer similar programs. We compete with them in many aspects, including the quality of program and curriculum offerings, service quality, tuition fee levels, competent teachers and other key personnel and facility locations and conditions. Our competitors may adopt similar or superior curricula, teacher training systems, facility conditions and marketing approaches, with different pricing and service packages that may have greater appeal than our offerings. In addition, some of our competitors may have more resources than we do and may be able to devote greater resources than we can to the development and promotion of their schools and respond more quickly than we can to the changes in student demand or market needs. In particular, the PRC public education system continues to improve in terms of resources and teaching quality, and government funding subsidies enable public kindergartens to offer services at competitive price levels, which leads to increased competition for us. As such, we may have to reduce tuition fees or increase capital expenditure in response to competition in order to retain or attract students or pursue new market opportunities. If we are unable to successfully compete for students, maintain or increase our tuition fee level, attract and retain competent teachers or other key personnel, enhance the quality of our educational services or control competition costs, our business and results of operations may be materially and adversely affected.

We and our franchisees lease most school premises and may not be able to fully control the rental costs, quality, maintenance and our leasehold interest in these premises, nor can we guarantee that we and our franchisees will be able to successfully renew or find suitable premises to replace our existing premises upon expiration of the existing leases.

        We and our franchisees lease most school premises from third parties. We require the landlords' cooperation to effectively manage the condition of such premises, buildings and facilities. In the event that the condition of the school premises, buildings and facilities deteriorates, or if any or all of our landlords fail to properly maintain and renovate such premises, buildings or facilities in a timely manner or at all, the operation of our teaching facilities could be materially and adversely affected. In addition, if any of our landlords terminate the existing lease agreements, refuse to continue to lease the premises to us or our franchisees when such lease agreements expire, or increase rent to a level not acceptable to us or our franchisees, we will be forced to relocate the teaching facilities. Given parents prefer to send their children to kindergarten and play-and-learn centers in the vicinity of their neighborhoods, we may lose students if we cannot secure replacement premises nearby.

        In addition, certain lessors have not provided us with valid ownership certificates for our leased properties. As a result, there is a risk that these lessors may not have the right to lease such properties to us, in which case the relevant lease agreements may be deemed invalid or we may face challenges from the property owners or other third parties regarding our right to occupy the premises. If such lease is terminated as a result of challenges by third parties, we may be forced to relocate the affected teaching facilities and incur significant expenses.

        Under the applicable PRC laws and regulations, we are required to register and file with the relevant government authorities executed leases but have failed to do so in certain instances. While the lack of registration will not affect the validity and enforceability of the lease agreements under the PRC Law, a fine ranging from RMB1,000 to RMB10,000 may be imposed on the parties for each non-registered lease, if the requirement of registration failed to be fulfilled after a period of time demanded by a relevant local authority.

Our success depends on the continuing efforts of our senior management team and other key personnel.

        It is important for us to have the continuing services of our senior management team, in particular, Mr. Chimin Cao, our co-founder and chairman of the board of directors, and Ms. Yanlai Shi, our co-founder, director and Chief Executive Officer. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to find their replacements successfully, and our business may be disrupted. Competition for experienced management personnel in the private education industry is intense with a small pool of qualified candidates, and we may not be able to retain services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose teachers, students and staff members. Each of our executive officers and key employees is subject to the duty of confidentiality and non-competition restrictions. However, if any disputes arise between any of our senior executives or key personnel and us, it may be difficult to successfully pursue legal actions against these individuals because of the uncertainties of China's legal system.

Any interruption to or discontinuation of our course management and information technology systems may affect the teaching activities of us and our franchisees.

        Our information technology infrastructure provides the backbone to maintain consistency in our service quality. Our Whiteboard information system works as a centralized platform for our teachers to prepare their courses online, serves as a multimedia teaching tool in the classrooms and operates as an efficient and secure channel for us to release curriculum content and upgrades to kindergartens and play-and-learn centers within our network. In addition, the operation of certain of our online product and services, such as our e-commerce platform of our Qing Tian Youpin and our mobile app Zhu Dou, are highly dependent on the proper operation of our information technology system. As such, material breakdown of our information technology system and any loss of the right to use the technology licensed from third parties could cause interruption to our business.

Uncertainties and risks accompany our strategy to further grow our business of directly operated kindergartens.

        Direct operation of kindergartens has long been a driver of our growth. In 2014, 2015 and 2016, revenues generated from our business of directly operated kindergartens represented a significant majority of our total revenues during the same periods. We plan to seek growing opportunities by continuing to open new kindergartens under our direct operation in the future, but uncertainties and risks exist with this strategy.

        It is oftentimes difficult to locate desired premises for kindergartens. Generally kindergartens should not be built close to railways, highways, airports and main traffic artery. In addition, a kindergarten is not allowed to be located in a high-rise building and has to have its independent entrance and courtyard. Kindergartens also need to be within easy access from large residential communities. These conditions make it difficult to locate desired premises for the development of kindergartens. Additionally, a relatively large amount of capital expenditure is required when launching a new kindergarten. When we launch a new directly operated kindergarten, the preparation period between handover of the leased property from the landlord to us and the facility opening typically lasts six to ten months, and no revenue can be generated during this period. Also in a typical case, it takes a kindergarten another three to four years of operation to ramp up student enrollment to near its capacity.

We may not be able to execute our growth strategies successfully, which may hinder our ability to capitalize on new business opportunities.

        We seek and will continue to implement various strategies to grow our business, including expanding the teaching facility network, increasing student enrollment, expanding curricula and product offerings, pursuing strategic acquisitions and investments, improving systems and infrastructures, and other future strategies that we plan to execute. These strategies may not materialize due to a number of factors, including, without limitation, the following:

  •
  we may fail to identify, and effectively market our services in, new markets with sufficient growth potential;

  •
  we may be unable to successfully integrate acquired businesses with our current service offerings and achieve anticipated synergies;

  •
  our analysis for selecting suitable new facility locations may not be accurate and the demand for our services at the newly selected locations may not materialize or increase as rapidly as we expect;

  •
  the development of new teaching facilities may be delayed or affected by many factors, such as delays in obtaining government approvals or licenses, shortages of key construction supplies and skilled labor, construction accidents, or natural catastrophes, some of which are beyond our control;

  •
  we may require more time than expected to obtain the accreditation for our services;

  •
  we may not be able to further expand our franchise network as fast as we expect;

  •
  students and their parents may react negatively to our plans to increase facility capacity or class size;

  •
  we may not be able to develop and upgrade our curricula and product lines that are appealing to our students;

  •
  we may not be able to continue to enhance our online offerings of courses and educational merchandise; and

  •
  we may not be able to adequately upgrade or strengthen our operational, administrative and technological systems and our financial and management controls to support our future expansion.

        If we fail to successfully execute our growth strategies, we may not be able to maintain our growth rate and current business and our prospects may be materially and adversely affected as a result.

If our new brands and service offerings thereunder, including our Hong Shan Enable Alliance initiative started in July 2016, are not well received by the market, our overall financial performance and condition may be adversely affected.

        We constantly seek to expand our business lines and extend our business coverage in addressable markets that we identified. For example, in addition to our core "RYB" brand kindergartens and play-and-learn centers and leveraging our expertise in early childhood education, we launched our Hong Shan Enable Alliance in July 2016 to systematically expand our specially developed courses to kindergartens outside of our network. As of December 31, 2016, we have attracted 37 alliance participants. Our efforts in exploring these new business opportunities and developing new brands may divert management attention and resources from our existing business. Moreover, if these new brands and the service offerings thereunder are not well received by the market, we may not be able to generate sufficient revenue to offset the costs and expenses we incurred for them, and our overall financial performance and condition may be adversely affected.

Noncompliance on the part of business counterparties, including participants in our Hong Shan Enable Alliance, could disrupt our business and adversely affect our results of operation.

        Our business counterparties, such as the alliance participants in our Hong Shan Enable Alliance and our vendors, may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may affect our business activities and reputation and, in turn, our results of operations. In respect of any noncompliance or defective performance of our participants in the Hong Shan Enable Alliance, we are subject to similar categories of risks that are associated with our franchise model. See also "—We face risks associated with our franchise business model." In addition, we cannot be certain whether any of these counterparties has infringed or will infringe any third parties' legal rights or violate any regulatory requirements. We require the business counterparties to confirm that they are in compliance with regulatory requirements to conduct the business, but we cannot assure you that these counterparties strictly comply with all applicable regulatory requirements in respect of permits and approvals, and any noncompliance on the part of these counterparties may cause potential liabilities to us and in turn disrupt our operations.

Success of our kindergartens and play-and-learn centers may be affected by our continued cooperation with overseas third-party educational content providers.

        We offer the Scholastic English course and The Music Class (TMC) courses, which are both licensed from overseas third-party educational content providers, at our kindergartens and play-and-learn centers. We also team up with Erikson Institution to provide domestic and overseas training programs to our teachers and principals.

        Our license agreements with TMC will expire in 2025, and our cooperation with Scholastic and Erikson Institution will end in 2018 and 2020, respectively. In the event any of the license agreements are terminated or failed to be renewed upon expiration, we may not be able to find suitable educational content providers to continue to offer international courses appealing to our students. We may also encounter disputes with those partners from time to time. Should this occur, students attracted to our teaching facilities because of these courses may cease to enroll, and our business, results of operations, prospects and reputation may be materially and adversely affected.

Unauthorized disclosure or manipulation of sensitive personal data of our students and their parents, whether through breach of our network security or otherwise, could expose us to litigation or could adversely affect our reputation.

        Maintaining our network security and internal controls over access rights is of critical importance because sensitive and confidential personal information, such as names, addresses and phone numbers of our students and their parents, is primarily stored in our computer database. If our security measures are breached as a result of actions by third parties, employee error, malfeasance or otherwise, third parties may receive or be able to access student records, which could subject us to liabilities, interrupt our business and adversely impact our reputation. Additionally, we run the risk that our employees or third parties could misappropriate or illegally disclose confidential educational information in our possession. As a result, we may be required to expend significant resources to provide additional protection from the threat of these security breaches or to alleviate problems caused by these breaches.

We generate a significant portion of our revenues from Beijing. Any event negatively affecting our industry in Beijing could have a material adverse effect on our overall business and results of operations.

        We derived a large portion of our total net revenues for the fiscal year ended December 31, 2016 from our operations in Beijing, and we expect our operations there to continue to contribute an important portion of our revenues. If there occurs an event in Beijing that negatively affects private education or if Beijing adopts regulations relating to private education that place additional restrictions or burdens on us, our overall business and results of operations may be materially and adversely affected.

Our school facilities have capacity constraints; if our expansion cannot keep up with the increased market demands, we might not be able to grow student enrollment efficiently or we might lose potential students to our competitors.

        The facilities of our kindergartens and play-and-learn centers are limited in size and number of classrooms. We may not be able to admit all students who would like to enroll in our schools due to the capacity constraints of our teaching facilities. This would deprive us of the opportunity to serve them and to potentially develop a long-term relationship with them for continued services. If we fail to expand our network of teaching facilities as quickly as the demand for our services grows, we could lose potential students to our competitors, and our results of operations and business prospects could suffer.

If we fail to protect our intellectual property rights, our brand and business may suffer.

        We consider our copyrights, trademarks, trade names, Internet domain names, patents and other intellectual property rights invaluable to our ability to continue to develop and enhance our brand recognition. Unauthorized use of our intellectual property rights may damage our reputation and brands. Our RYB brand and logo is a registered trademark in China. Our proprietary curricula and course materials are protected by copyrights. However, preventing infringement on or misuse of intellectual property rights could be difficult, costly and time-consuming, particularly in China. The measures we take to protect our intellectual property rights may not be adequate to prevent unauthorized uses. Furthermore, application of laws governing intellectual property rights in China is uncertain and evolving, and could involve substantial risks to us. There have been several incidents in the past where third parties used our brand RYB without our authorization, and on certain occasions we have resorted to litigation to protect our intellectual property rights. In addition, we are still in the process of applying for the registration in China of the trademarks for our Hong Shan Enable Alliance brand in various categories. We cannot assure you that the relevant governmental authorities will grant us the approval to register such trademarks. As a result, we may be unable to prevent third parties from utilizing this brand name, which may have an adverse impact on our brand image. If we are unable to adequately protect our intellectual property rights in the future, we may lose these rights, our brand name may be harmed, and our business may suffer materially. Furthermore, our management's attention may be diverted by violations of our intellectual property rights, and we may have to enter into costly litigation to protect our proprietary rights against any infringement or violation.

We may encounter disputes from time to time relating to our use of intellectual properties of third parties.

        We cannot assure you that our courses and marketing materials, products, platform or other intellectual property developed or used by us do not or will not infringe upon valid copyrights or other intellectual property rights held by third parties. We may encounter disputes from time to time over rights and obligations concerning intellectual property, and we may not prevail in those disputes. We have adopted policies and procedures to prohibit our employees and contractors from infringing upon third-party copyright or intellectual property rights. However, we cannot ensure that our teachers or other personnel will not, against our policies, use third-party copyrighted materials or intellectual property without proper authorization in our classes or via any medium through which we provide our services. We may incur liability for unauthorized duplication or distribution of materials posted on our websites or used in our classes. We have been involved in claims against us alleging our infringement of third-party intellectual property rights and we may be subject to such claims in the future. Any such intellectual property infringement claim could result in costly litigation and divert our management attention and resources.

We are exposed to potential liabilities arising from the products we sell.

        We sell educational products through our facility network and the Zhu Dou Parenting platform, and we operate the Qingtian Youpin e-commerce platform where we sell high-quality maternal and children products from overseas. Contractual disputes over warranties can arise in the ordinary course of business. In extreme situations, we may be exposed to potential injury liabilities as a result of misuse or quality defects of the products we sell.

        There can be no assurance that we will not experience material product liability losses in the future, or that we will be able to defend such claims at a contained level of cost. We currently do not have product liability insurance and we cannot assure you that we would be able to obtain insurance coverage with sufficient coverage at an acceptable cost in the future. A successful claim brought against us in excess of our available insurance coverage may have a material adverse effect on our business.

We have limited insurance coverage which could expose us to significant costs and business disruption.

        We have limited liability insurance coverage for our students and their parents in our teaching facilities. A successful liability claim against us due to injuries suffered by our students or other people on our premises could materially and adversely affect our financial conditions, results of operations and reputation. Even if unsuccessful, such a claim could cause adverse publicity to us and require substantial cost to defend and divert the time and attention of our management. For more information, see "—Injuries, accidents or food quality incidents suffered by students or employees of the kindergartens or play-and-learn centers that we or our franchisees operate may subject us to liabilities and damage our reputation." In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial cost to us and diversion of our resources.

Our business is subject to seasonal fluctuations, which may cause our results of operations to fluctuate from quarter to quarter, and in turn result in volatility in and adversely affect the price of our ADSs.

        Our business is subject to seasonal fluctuations. We recognize revenues from the delivery of our education services, though we receive tuition fees up-front for students attending our kindergartens or purchasing pre-paid course cards at play-and-learn centers. However, tuition fee revenue is generally low in the first quarter and third quarter as many children do not come, or come less frequently, to our kindergartens and play-and-learn centers during winter holidays and summer vacations. This fluctuation is partially offset by the increase in franchisee fee revenue, as many franchise kindergartens and play-and-learn centers choose to commence their operations in September, and we only recognize the initial franchise fees when franchise facilities start operation. We expect to continue to experience seasonal fluctuations in our results of operations. These fluctuations could result in volatility in and adversely affect the price of our ADSs.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

        Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the fiscal year ended December 31, 2016, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as well as other control deficiencies as of December 31, 2016, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States.

        The material weaknesses identified relate to (i) our lack of accounting personnel with appropriate knowledge of U.S. GAAP and (ii) our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP. We have implemented and are continuing to implement a number of measures to address the material weaknesses and deficiencies that have been identified. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting." We have subsequently adopted measures to improve our internal control over financial reporting. We cannot assure you, however, that these measures may fully address these deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remedied.

        Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2018. In addition, once we cease to be an "emerging growth company" as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

        During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

Failure of beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC law.

        The State Administration of Foreign Exchange, or SAFE, has promulgated regulations, including the Notice on Relevant Issues Relating to Foreign Exchange Control on Domestic Residents' Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or Circular 37, and its appendices. These regulations require PRC residents, including PRC institutions and individuals, to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents' legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a "special purpose vehicle." The term "control" under Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

        These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions or share transfers that we make in the future if our shares are issued to PRC residents. However, in practice, different local SAFE branches may have different views and procedures on the application and implementation of SAFE regulations, and there remains uncertainty with respect to its implementation. Not all of the PRC residents known to us that currently hold direct or indirect interests in our company have completed the necessary registrations with SAFE as required by Circular 37. We cannot assure you that these direct or indirect shareholders of our company who are PRC residents will be able to successfully update the registration of their direct and indirect equity interest as required in the future. If they fail to update the registration, our PRC subsidiaries could be subject to fines and legal penalties, and SAFE could restrict our cross-border investment activities and our foreign exchange activities, including restricting our PRC subsidiaries' ability to distribute dividends to, or obtain loans denominated in foreign currencies from, our company, or prevent us from contributing additional capital into our PRC subsidiaries. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.

        Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where they operate their businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Our failure in making contributions to various employee benefit plans and in complying with applicable PRC labor-related laws may subject us to late payment penalties. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

        Foreign investment in the education industry in China is extensively regulated and subject to numerous restrictions. Pursuant to the Foreign Investment Industries Guidance Catalog (Amended in

2015), or the Guidance Catalog, foreign investments in preschool education is restricted to cooperation with PRC domestic parties who are required to play a dominant role in the cooperation. In addition, the Implementation Opinions of the MOE on Encouraging and Guiding the Entry of Private Capital in the Fields of Education and Promoting the Healthy Development of Private Education issued by the MOE on June 18, 2012 also stipulates that the foreign portion of the total investment in a Sino-foreign joint venture kindergarten is restricted to less than 50%. In terms of the identity of the foreign investors, according to the Regulation on Operating Sino-foreign Schools of the PRC, or the Sino-foreign Schools Regulation, which was promulgated by the State Council on March 1, 2003, became effective on September 1, 2003 and amended on July 18, 2013, foreign investors in kindergartens must be foreign education institutions with relevant qualifications and experience. See "Regulation—Regulations Relating to Foreign Investment" in this prospectus for further details.

        We are a Cayman Islands company and our PRC subsidiary is currently considered a foreign-invested enterprise. Accordingly, our PRC subsidiary is not eligible to control the operation of kindergarten business. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through Beijing RYB, our consolidated variable interest entity, or VIE, and its subsidiaries. RYB Technology, our wholly owned subsidiary in China, has entered into a series of contractual arrangements with our VIE and its shareholders, which enable us to (1) exercise effective control over our VIE, (2) receive substantially all of the economic benefits of our VIE, and (3) have an exclusive option to purchase all or part of the equity interests and assets in our VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIE and hence consolidate its financial results as our VIE under U.S. GAAP. See "Corporate History and Structure" for further details.

        If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in kindergarten education, or if the PRC government otherwise finds that we, our VIE, or any of its subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the China Securities Regulatory Commission, or the CSRC, would have broad discretion in dealing with such violations or failures, including, without limitation:

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  revoking the business licenses and/or operating licenses of such entities;

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  discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiary and our VIE;

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  imposing fines, confiscating the income from our PRC subsidiary or our VIE, or imposing other requirements with which we or our VIE may not be able to comply;

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  requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE; or

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  restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China.

        Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our VIE that most significantly impact its economic performance, and/or our failure to receive the economic benefits from our VIE, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

Our business may be significantly affected by the Draft Foreign Investment Law, if implemented as proposed.

        On January 19, 2015, the PRC Ministry of Commerce, or MOFCOM, published the Draft Foreign Investment Law. At the same time, MOFCOM published an accompanying explanatory note of the draft Foreign Investment Law, which contains important information about the draft Foreign Investment Law, including its drafting philosophy and principles, main Table of Contents content, plans to transition to the new legal regime and treatment of business in China controlled by foreign invested enterprises. The Draft Foreign Investment Law proposes significant changes to the PRC foreign investment legal regime and, when implemented, may have a significant impact on businesses in China controlled by foreign invested enterprises primarily through contractual arrangements, such as our business. Please refer to "Regulation—Regulations Relating to Foreign Investment" for further details. MOFCOM solicited comments on the Draft Foreign Investment Law in 2015, but no new draft has been published since then. There is substantial uncertainty with respect to its final content, interpretation, adoption timeline and effective date. It is anticipated, however, that the draft Foreign Investment Law will reflect regulations on variable interest entities. MOFCOM suggests both registration and approval as potential options for the regulation of variable interest entity structures, depending on whether they are "Chinese" or "foreign controlled." One of the core concepts of the draft Foreign Investment Law is "de facto control," which emphasizes substance over form in determining whether an entity is "Chinese" or "foreign-controlled." "Chinese investors" are individuals who are Chinese nationals, Chinese government agencies and any domestic enterprise controlled by Chinese nationals or government agencies. "Foreign investors" are foreign citizens, foreign governments, international organizations and entities controlled by foreign citizens and entities.

        It is unclear whether our current corporate structure will be considered "Chinese" under the scheme of the Draft Foreign Investment Law, though the fact that two Chinese nationals, Mr. Chimin Cao and Ms. Yanlai Shi, jointly own a majority of our outstanding shares increases the likelihood that we will be treated as a Chinese controlled company. In the event that our contractual arrangements under which we operate our education business are not treated as a domestic investment and/or our operation of kindergartens are classified as a "prohibited business" in the Prohibited List under the Draft Foreign Investment Law when officially enacted, such contractual arrangements may be deemed as invalid and illegal and we may be required to unwind the contractual arrangements and/or dispose of such business. As all kindergartens we operate and franchise are in the PRC, in such event the financial results of our VIE and its subsidiaries would no longer be consolidated into our financial results.

We rely on contractual arrangements with our VIE and its shareholders for a large portion of our business operations—including the operation of kindergartens as well as franchise of kindergartens and play-and-learn centers—which may not be as effective as direct ownership in providing operational control.

        We have relied and expect to continue to rely on contractual arrangements with our VIE and its shareholders to operate kindergarten education services in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct its operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by our VIE and the VIE's subsidiaries or kindergartens sponsored by our VIE constituted almost all our net revenues in 2014, 2015 and 2016.

        If we had direct ownership of our VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIE and its shareholders of their obligations under the contracts to exercise control over our VIE. The shareholders of our consolidated VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with our VIE. If any disputes relating to these contracts remain unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with our VIE may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

        If our VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For example, if the shareholders of our VIE refuse to transfer their equity interest in our VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders' equity interests in our VIE, our ability to exercise shareholders' rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of our VIE and third parties were to impair our control over our VIE, our ability to consolidate the financial results of our VIE would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.

        All of the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIE, and our ability to conduct our business may be negatively affected.

The shareholders of our VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

        The shareholders of our VIE may have actual or potential conflicts of interest with us. These shareholders may refuse to sign or breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

        Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm's-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiary's tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE's tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our VIE that are material to the operation of certain portions of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

        As part of our contractual arrangements with our VIE, our VIE and its subsidiaries hold certain assets that are material to the operation of certain portion of our business. If our VIE goes bankrupt and all or part of its assets become subject to liens or the rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our VIE may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If our VIE undergoes a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Our VIE and its subsidiaries may be subject to limitations on their ability to operate kindergartens or make payments to related parties.

        The principal regulations governing private education in China are the Law for Promoting Private Education and its implementation rules. Under these regulations, a private school may elect to be a school that does not require reasonable returns or a school that requires reasonable returns. A private school that does not require reasonable returns cannot distribute dividends to its school sponsors. We, as sponsors of our kindergartens, may elect to receive reasonable returns for our directly operated kindergartens. If sponsor elects to require reasonable returns, a private school must publicly disclose such election and any additional information required under the PRC regulations. A number of factors must be taken into consideration, including the level of a school's tuition, the ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school's net income that would be distributed to the school sponsors as reasonable returns. However, the current PRC laws and regulations do not provide a formula or guidelines for determining what constitutes a "reasonable return." PRC laws and regulations require the sponsor of a private school to make an annual appropriation of 25% of its after-tax income to its development fund prior to payments of reasonable returns. Such appropriations are required to be used for the construction or maintenance of the school or for the procurement or upgrading of educational equipment. Furthermore, the current PRC laws and regulations do not impose different criteria on a private school's ability to operate its education business based on whether the school sponsor requires reasonable returns.

        This regulatory landscape, however, will change significantly after the Decision comes into effect in September 2017. According to the Decision, private schools can be established as not-for-profit or for-profit entities. The Decision no longer makes a distinction between schools of which the school sponsors require reasonable returns and schools of which the school sponsors do not require reasonable returns. School sponsors of for-profit schools may obtain operating profits, while schools sponsors of not-for-profit schools cannot obtain operating profits.

        As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends on our ability to receive dividends and other distributions from our PRC subsidiary. The amount of dividends and other distributions our PRC subsidiary is able to pay to us depends on the amount of service fees paid by our VIE and its subsidiaries pursuant to the contractual arrangements. Commerce & Finance Law Offices, our PRC legal counsel, advises us that the Decision has no material impact on the contractual arrangements and that the contractual arrangements will remain legal and effective (including the payment of fees pursuant thereunder) after the Decision becomes effective, if the Sino-foreign Schools Regulation, the Guidance Catalog and other relevant PRC laws remain unchanged by then, because (i) the Sino-foreign Schools Regulation and the Guidance Catalog still prohibit foreign ownership of pre-education schools in the PRC and restrict the operation of kindergartens to Sino-foreign cooperation; and (ii) the Decision does not prohibit the contractual arrangements in relation to schools operating in the PRC, and does not prohibit the payment of service fees by private schools operating in the PRC to their service providers, including the payment of fees pursuant to the contractual arrangements. However, if the relevant PRC government authorities take a different view to our PRC legal counsel, such authorities may seek to confiscate any or all of the service fees that have been paid by our VIE or its subsidiaries, including retrospectively, if, among other things, such service fees are viewed as being "reasonable returns" or "profits" taken by the school sponsors of these schools in violation of PRC laws and regulations. The relevant PRC authorities may also seek to stop children enrollments at our kindergartens or, in a worse situation, revoke the operation permits of these kindergartens. As a result, our business and financial performance may be materially and adversely affected.

Risks Related to Doing Business in China

Changes in China's economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

        Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China's economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

        While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system could adversely affect us.

        The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

        In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

        Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

        We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside mainland China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.

        We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiary for our cash requirements, including for services of any debt we may incur. Our PRC subsidiary's ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiary to pay dividends to its respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiary, our VIE and its subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Our PRC subsidiary as a Foreign Invested Enterprise, or FIE, is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiary incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiary to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

        In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

        Any funds we transfer to our PRC subsidiary, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC subsidiary are subject to the approval of the MOFCOM or its local branches and registration with other governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiary is required to be registered with SAFE or its local branches, and (b) our PRC subsidiary may not procure loans which exceed the difference between its registered capital and its total investment amount as approved by the MOFCOM or its local branches. Any medium-or long- term loan to be provided by us to our VIE must be approved by the NDRC and the SAFE or its local branches. We may not obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiary. If we fail to receive such approvals or complete such registration, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

        In 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. SAFE Circular 142 regulates the conversion by

FIEs of foreign currency into Renminbi by restricting the usage of converted Renminbi. SAFE Circular 142 provides that any Renminbi capital converted from registered capitals in foreign currency of FIEs may only be used for purposes within the business scopes approved by PRC governmental authority and such Renminbi capital may not be used for equity investments within China unless otherwise permitted by PRC law. In addition, the SAFE strengthened its oversight of the flow and use of Renminbi capital converted from registered capital in foreign currency of FIEs. The use of such Renminbi capital may not be changed without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been utilized. On July 4, 2014, SAFE issued the Circular of the SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched the pilot reform of administration regarding conversion of foreign currency registered capitals of foreign-invested enterprises in 16 pilot areas. According to SAFE Circular 36, some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of an ordinary foreign-invested enterprise in the pilot areas, and such foreign-invested enterprise is permitted to use Renminbi converted from its foreign-currency registered capital to make equity investments in the PRC within and in accordance with the authorized business scope of such foreign-invested enterprises, subject to certain registration and settlement procedure as set forth in SAFE Circular 36. As this circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange related rules. On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, providing entrusted loans or repaying loans between non-financial enterprises. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 may significantly limit our ability to use Renminbi converted from the net proceeds of this offering to fund the establishment of new entities in China by our VIE or its subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiary, or to establish new consolidated variable interest entities in the PRC, which may adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

        The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China's foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

        Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations.

        Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to adequately hedge our exposure, or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

        The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiary and VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

        Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary's ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

        In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents' Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents' Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

        Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with the SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under the SAFE Circular 37, will be filed with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE.

        Most of our shareholders that we are aware of being subject to the SAFE regulations have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. We cannot assure you, however, that all of these individuals may continue to make required filings or updates on a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such individuals to comply with the SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiary's ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

        Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

        In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options will be subject to these regulations when our company becomes an overseas-listed company upon the completion of this offering. Failure to complete the SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary's ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See "Regulation—Regulations on Foreign Exchange—Regulations on Stock Incentive Plans."

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavourable tax consequences to us and our non-PRC shareholders or ADS holders.

        Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with "de facto management body" within the PRC is considered a "resident enterprise" and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term "de facto management body" as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT's general position on how the "de facto management body" text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its "de facto management body" in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

        We believe RYB Education, Inc. is not a PRC resident enterprise for PRC tax purposes. See "Regulation—Legal Regulations Over Tax in the PRC—Income Tax." However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body." If the PRC tax authorities determine that RYB Education, Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

        Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT in 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (a) has an effective tax rate less than 12.5% or (b) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer.

        On February 3, 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 supersedes the rules with respect to the Indirect Transfer under SAT Circular 698, but does not touch upon the other provisions of SAT Circular 698, which remain in force. SAT Public Notice 7 has introduced a new tax regime that is significantly different from the previous one under SAT Circular 698. SAT Public Notice 7 extends its tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

        We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Circular 698 and SAT Public Notice 7. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under SAT Circular 698 and SAT Public Notice 7. As a result, we may be required to expend valuable resources to comply with SAT Circular 698 and SAT Public Notice 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

        Our independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Since our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

        Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditors' audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

        The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditors' audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against Chinese affiliates of the "big four" accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

        Starting in 2011 the Chinese affiliates of the "big four" accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

        In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC's internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm's performance of certain audit work, commencement of a new proceeding against a firm, or, in extreme cases, the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the Chinese affiliates of the "big four" accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms' failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

        In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies, and the market price of our common stock may be adversely affected.

        If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our ADSs and This Offering

An active trading market for our ordinary shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

        We have applied to list our ADSs on the New York Stock Exchange. We have no current intention to seek a listing for our ordinary shares on any stock exchange. Prior to the completion of this offering, there has been no public market for our ADSs or our ordinary shares, and we cannot assure you that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. The initial public offering price for our ADSs will be determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

        The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

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  variations in our revenues, earnings and cash flow;

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  announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

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  announcements of new offerings, solutions and expansions by us or our competitors;

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  changes in financial estimates by securities analysts;

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  detrimental adverse publicity about us, our services or our industry;

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  announcements of new regulations, rules or policies relevant for our business;

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  additions or departures of key personnel;

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  release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

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  potential litigation or regulatory investigations.

        Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

        In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We have granted, and may continue to grant, options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

        We currently have two share incentive plans for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. They are the 2009 Share Incentive Plan and 2017 Share Incentive Plan, which we refer to as the 2009 Plan and the 2017 Plan in this prospectus, respectively. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with U.S. GAAP. We are authorized to grant options under the 2009 Plan, and options and other types of awards under the 2017 Plan. The maximum aggregate numbers of shares which may be issued pursuant to all awards under the 2009 Plan and the 2017 Plan are 2,573,756 ordinary shares and 2,059,005 ordinary shares (subject to certain adjustment). See "Management—2017 Share Incentive Plan." As of the date of this prospectus, options to purchase 2,509,956 ordinary shares under the 2009 Plan and options to purchase 2,059,005 ordinary shares under the 2017 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

        The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

        Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be                ADSs (equivalent to                ordinary shares) outstanding immediately after this offering, or                ADSs (equivalent                to ordinary shares) if the underwriters exercise their over-allotment option in full. [In connection with this offering, we, our directors and officers and our existing shareholders have agreed not to sell any ordinary shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the underwriters, subject to certain exceptions.] However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. See "Underwriting" and "Shares Eligible for Future Sale" for a more detailed description of the restrictions on selling our securities after this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on a price appreciation of our ADSs for a return on your investment.

        We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

        Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.

        We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under PRC law.

        The M&A Rules purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. The interpretation and application of the regulations remain unclear, and this offering may ultimately require approval from the CSRC. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

        Our PRC legal counsel, Commerce & Finance Law Offices, has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of the listing and trading of our ADSs on the New York Stock Exchange because (i) we established the WFOE by means of direct investment and not through a merger or acquisition of the equity or assets of a "PRC domestic company" as such term is defined under the M&A Rule; and (ii) no provision in the M&A Rules classifies the contractual arrangements under the VIE Agreements as a type of acquisition transaction falling under the M&A Rule.

        However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel, and hence we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of the ADSs.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

        We will adopt amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. Our new memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their [designations, powers, preferences, privileges, and relative participating, optional or special rights, and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences], any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

        We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2016 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

        Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

        As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see "Description of Share Capital—Differences in Corporate Law."

Certain judgments obtained against us by our shareholders may not be enforceable.

        We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see "Enforceability of Civil Liabilities."

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your ordinary shares.

        Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the underlying ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the ordinary shares underlying your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering articles of association that will become effective prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least             days' prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

You may experience dilution of your holdings due to the inability to participate in rights offerings.

        We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on the transfer of your ADSs.

        Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

        We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an "emerging growth company."

        Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company's internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

        We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an "emerging growth company," we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

        As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we do not plan to rely on home country practice with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

        A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of "passive" income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the "asset test"). Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following this offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering.

        If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in "Taxation—United States Federal Income Tax Considerations") holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See "Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Known and unknown risks, uncertainties and other factors, including those listed under "Risk Factors," may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

        You can identify some of these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "potential," "continue" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

  •
  our goals and strategies;

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  our future business development, financial conditions and results of operations;

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  the expected growth of the early childhood education industry in China;

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  our expectations regarding demand for our educational products and services;

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  our expectations regarding our relationships with our franchisees, customers, business partners and our other stakeholders;

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  competition in our industry; and

  •
  relevant government policies and regulations relating to our industry.

        These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in "Prospectus Summary—Our Challenges," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," "Regulation" and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

        This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The early childhood education industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

        The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately US$            , or approximately US$            if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$            per ADS, the mid-point of the price range shown on the front cover page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS would increase (decrease) the net proceeds to us from this offering by US$            , assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

        The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use the net proceeds of this offering for general corporate purposes, including potential acquisitions.

        The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See "Risk Factors—Risks Related to Our ADSs and This Offering—We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree."

        Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.

        In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our PRC subsidiaries only through loans or capital contributions and to our variable interest entity only through loans subject to satisfaction of applicable government registration and approval requirements. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See "Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business."

        [We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

DIVIDEND POLICY

        Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

        We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

        We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See "Regulation—Regulations on Foreign Exchange—Dividend Distribution."

        If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying our ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See "Description of American Depositary Shares." Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 2016:

  •
  on an actual basis;

  •
  on a pro forma basis to reflect (i) the automatic conversion of 10,115,854 Class A ordinary shares into ordinary shares on a one-for-one basis upon the listing and commencement of trading of the ADSs, (ii) the automatic conversion of 13,047,947 Class B ordinary shares into ordinary shares on a one-for-one basis upon the listing and commencement of trading of the ADSs and (iii) the redemption by us of the golden share upon the completion of this offering; and

  •
  on a pro forma as adjusted basis to reflect (i) the automatic conversion of 10,115,854 Class A ordinary shares into ordinary shares on a one-for-one basis upon the listing and commencement of trading of the ADSs, (ii) the automatic conversion of 13,047,947 Class B ordinary shares into ordinary shares on a one-for-one basis upon the listing and commencement of trading of the ADSs, (iii) the redemption by us of the golden share upon the completion of this offering and (iv) the sale of            ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of             US$            per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option.

        You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of December 31, 2016
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands of US$, except for shares)
Shareholders' equity:
Class A ordinary shares (US$0.001 par value; 25,000,000 shares authorized, 10,115,854 issued and outstanding on an actual basis; none issued and outstanding on a pro forma basis and on a pro forma as adjusted basis)	10
Class B ordinary shares (US$0.001 par value; 24,999,999 shares authorized, 13,047,947 issued and outstanding on an actual basis; none issued and outstanding on a pro forma basis and on a pro forma as adjusted basis)	13
Golden share (US$0.001 par value; 1 share authorized, issued and outstanding on an actual basis, none issued and outstanding on a pro forma basis and on a pro forma as adjusted basis)	—
Ordinary shares (US$0.001 par value; 50,000,000 shares authorized, none reserved and outstanding on an actual basis; nil issued and outstanding on a pro forma basis and issued and outstanding on a pro forma and as adjusted basis)	—
Additional paid-in capital(2)	36,420
Statutory reserves	2,156
Accumulated deficit	(35,472)
Accumulated other comprehensive income	381
Total shareholders' equity(2)	3,508

(1)
The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders' equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)
A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders' equity, total equity and total capitalization by US$            .

DILUTION

        If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

        Our net tangible book value as of December 31, 2016 was approximately US$            , or US$            per ordinary share as of that date and US$            per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$            per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        Without taking into account any other changes in net tangible book value after December 31, 2016, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of US$            per ADS, the midpoint of the estimated range of the initial public offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2016 would have been US$            , or US$            per ordinary share and US$            per ADS. This represents an immediate increase in net tangible book value of US$            per ordinary share and US$             per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$            per ordinary share and US$            per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
Assumed initial public offering price	US$	US$
Net tangible book value as of December 31, 2016	US$	US$
Pro forma net tangible book value after giving effect to the conversion of class A ordinary shares and class B ordinary shares and the redemption of the golden share	US$	US$
Pro forma as adjusted net tangible book value after giving effect to this offering, the conversion of class A ordinary shares and class B ordinary shares and the redemption of the golden share	US$	US$
Amount of dilution in net tangible book value to new investors in this offering	US$	US$

        A US$1.00 increase (decrease) in the assumed public offering price of US$            per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$            , the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$             per ordinary share and US$            per ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$            per ordinary share and US$            per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

        The following table summarizes, on a pro forma as adjusted basis as of December 31, 2016, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

Ordinary Shares Purchased
			Total Consideration			Average Price Per Ordinary Share
Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders			US$		%	US$	US$
New investors			US$		%	US$	US$

Total			US$	100.0%

        The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

        The discussion and tables above assume no exercise of any outstanding share options outstanding as of the date of this prospectus. As of the date of this prospectus, there are             ordinary shares issuable upon exercise of outstanding share options at a weighted average exercise price of US$            per share, and there are            ordinary shares available for future issuance upon the exercise of future grants under the 2009 Plan and the 2017 Plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

  •
  political and economic stability;

  •
  an effective judicial system;

  •
  a favorable tax system;

  •
  the absence of exchange control or currency restrictions; and

  •
  the availability of professional and support services.

        However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to:

  •
  the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

  •
  Cayman Islands companies may not have standing to sue before the federal courts of the United States.

        Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

        Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

        We have appointed                , located at                as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

        We have been informed by Maples and Calder (Hong Kong) LLP that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the Cayman Islands. We have also been advised by Maples and Calder (Hong Kong) LLP that a judgment obtained in any federal or state court in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

        There is uncertainty as to whether the courts of the Cayman Islands would recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Such uncertainty relates to whether a judgment obtained from the United States courts under the civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman company or its directors and officers. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands.

        Commerce & Finance Law Offices, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would:

  •
  recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

  •
  entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

        Commerce & Finance Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in the PRC for disputes relating to contracts or other property interests, the PRC court may accept a course of action based on the laws or the parties' express mutual agreement in contracts choosing PRC courts for dispute resolution if (a) the contract is signed and/or performed within the PRC, (b) the subject of the action is located within the PRC, (c) the company (as defendant) has sizeable properties within the PRC, (d) the company has a representative organization within the PRC, or (e) other circumstances prescribed under the PRC law. The action may be initiated by a shareholder through filing a complaint with the PRC court. The PRC court will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. The shareholder may participate in the action by itself or entrust any other person or PRC legal counsel to participate on behalf of such shareholder. Foreign citizens and companies will have the same rights as PRC citizens and companies in an action unless the home jurisdiction of such foreign citizens or companies restricts the rights of PRC citizens and companies.

        In addition, it will be difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding our ADSs or ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

CORPORATE HISTORY AND STRUCTURE

        We opened our first play-and-learn center in 1998 in Beijing. Later in July 2001, we incorporated Beijing RYB Children Potential Education Entertainment Co., Ltd. to expand the operation of play-and-learn centers and kindergartens. In May 2006, we changed the name of Beijing RYB Children Potential Education Entertainment Co., Ltd. to Beijing RYB Children Education Technology Development Co., Ltd., which we refer to as Beijing RYB in this prospectus.

        In January 2007, we incorporated Top Margin Limited, an exempted company under the laws of the Cayman Islands, as our offshore holding company to facilitate financing and offshore listing. Shortly following its incorporation, our company issued ordinary shares to the holding vehicles of the then shareholders of Beijing RYB, in proportion to these shareholders' then respective equity interest percentages in Beijing RYB. Later in 2007, we also established a wholly owned subsidiary, Beijing RYB Technology Development Co., Ltd., which we refer to as RYB Technology in this prospectus, through which we obtained control over Beijing RYB based on a series of contractual arrangements. These contractual arrangements include the business operation agreement, the exclusive consultation and service agreement, the equity disposal agreement, the equity pledge agreement, the power of attorney and the spousal consent. See "—Contractual Arrangements with Beijing RYB." In June 2017, we changed the corporate name of our company from Top Margin Limited to RYB Education, Inc.

        We conduct our business in China through our subsidiary, our variable interest entity and the subsidiaries and sponsored non-enterprise entities of our variable interest entity.

        The chart below summarizes our corporate legal structure and identifies our subsidiary, our VIE, its principal subsidiaries and sponsored kindergartens, as of the date of this prospectus:

RYB Education, Inc.
(Cayman Islands)
100%
Outside PRC
Inside PRC
Beijing RYB Technology Development Co., Ltd.
("RYB Technology")
Beijing RYB Children Education
Technology Development Co., Ltd.
("Beijing RYB")(1)
100%
Beijing Weixuehui Management Consulting Co., Ltd.
100%
Beijing Aizhudou Culture Development Co., Ltd.
100%
Beijing Hongshan Youyou Education Technology Co., Ltd.
100%(2)
Beijing Fengtai District RYB Education Training School(2)
100%(2)
All 81 of our directly operated kindergartens(2)
60%
Beijing Qingtian Youpin E-Commerce Co., Ltd.(3)
100%
Shenzhen RYB Children Education Technology Development Co., Ltd.

Equity interest

(1)
Mr. Chimin Cao, our co-founder and Chairman of the Board, Yanlai Shi, our co-founder, director and Chief Executive Officer and Haiying Zhou, a nominee shareholder appointed by our principal shareholder Ascendent Rainbow (Cayman) Limited, hold 28.18%, 4.25% and 49.00% of Beijing RYB's equity interests, respectively. The remaining 18.57% equity interest in Beijing RYB is held by 27 other shareholders who are also beneficial owners of the shares of our Company.

(2)
Beijing RYB is the sponsor of Beijing RYB Education Training School and 70 out of 81 of our directly operated kindergartens. It holds 100% sponsorship interest in the training school and kindergartens in operation. Under the PRC laws and regulations, the economic substance of "sponsorship" in respect of private schools is substantially similar to that of ownership with respect to legal, regulatory and tax matters. Beijing RYB holds a majority of the sponsorship interest in the remaining 11 of our directly operated kindergartens.

(3)
The remaining 40% equity interest in this company is owned by an unrelated third party.

•
Beijing RYB Technology Development Co., Ltd., our wholly owned subsidiary, is a limited liability company incorporated under the laws of the PRC. It controls our variable interest entity.

•
Beijing RYB Children Education Technology Development Co., Ltd., our variable interest entity, is a limited liability company incorporated under the laws of the PRC. It manages our directly operated kindergartens and play-and-learn centers, manages our kindergarten franchise business, sells educational merchandise and also holds certain of our other principal subsidiaries.

  •
  Beijing Aizhudou Culture Development Co., Ltd., a wholly owned subsidiary of Beijing RYB, is a limited liability company incorporated under the laws of the PRC. It supplies educational products to our customers and network of facilities.

  •
  Shenzhen RYB Children Education Technology Development Co., Ltd., a wholly owned subsidiary of Beijing Aizhudou Culture Development Co., Ltd., is a limited liability company incorporated under the laws of the PRC. It operates our play-and-learn center franchise business and sells educational merchandise.

  •
  Beijing Qingtian Youpin E-Commerce Co., Ltd., a 60% owned subsidiary of Beijing Aizhudou Culture Development Co., Ltd., is a limited liability company incorporated under the laws of the PRC. The remaining 40% equity interest in this company is owned by an unrelated third party. This company manages an e-commerce platform for high-quality maternal and children products from overseas.

  •
  Beijing Weixuehui Management Consulting Co., Ltd., a wholly owned subsidiary of Beijing RYB, is a limited liability company incorporated under the laws of the PRC. It provides centralized system support to operations of all teaching facilities in our network.

  •
  Beijing Fengtai District RYB Education Training School, a wholly owned subsidiary of Beijing RYB, is a non-enterprise entity organized under the laws of the PRC. It provides systematic trainings to our teachers and principals.

  •
  Beijing Hongshan Youyou Education Technology Co., Ltd., a wholly owned subsidiary of Beijing RYB, is a limited liability company incorporated under the laws of the PRC. It operates our Hong Shan Enable Alliance business.

Contractual Arrangements with Beijing RYB

        Due to the PRC legal restrictions on foreign ownership in companies that provide education services in China, we carry out our business through Beijing RYB, a domestic PRC company, equity interests in which are held by PRC citizens. RYB Technology entered into contractual arrangements with Beijing RYB and all but one of its shareholders to obtain effective control over Beijing RYB. These shareholders are Mr. Chimin Cao, Ms. Yanlai Shi, Ms. Haiying Zhou and 26 other persons and they hold an aggregate of 99.88% equity interests in Beijing RYB. The contractual arrangements among RYB Technology, Beijing RYB and those shareholders of Beijing RYB allow us to:

  •
  exercise effective control over Beijing RYB and its subsidiaries;

  •
  receive substantially all of the economic benefits of Beijing RYB and its subsidiaries; and

  •
  have an exclusive option to purchase all or part of the equity interests held by the aforesaid shareholders in Beijing RYB when and to the extent permitted by the laws of the PRC.

        As a result of these contractual arrangements, we have become the primary beneficiary of Beijing RYB, and we treat Beijing RYB as our variable interest entity under U.S. GAAP. We have consolidated the financial results of Beijing RYB and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

        In November 2015, we amended and restated the contractual arrangements that we previously entered into with Beijing RYB in July 2008 and September 2011. The following is a summary of the currently effective contractual arrangements by and among RYB Technology, Beijing RYB and the three aforementioned shareholders of Beijing RYB.

Agreements that provide us with effective control over Beijing RYB

        Business Operation Agreement.    Pursuant to the amended and restated Business Operation Agreement among RYB Technology, Beijing RYB and the 29 aforementioned shareholders of Beijing RYB, Beijing RYB and those shareholders agree that, without prior written consent of RYB Technology, Beijing RYB will not take any action that may have material adverse effects on its businesses, assets, human resources, rights, obligations, or business operations. Beijing RYB and those shareholders further agree that they will accept and strictly follow RYB Technology's instructions in relation to Beijing RYB's daily operations, financial management, and election of directors appointed by RYB Technology. Those shareholders agree to transfer any dividends or any other income or interests they receive as the shareholders of Beijing RYB immediately and unconditionally to RYB Technology. Unless RYB Technology terminates this agreement in advance, this agreement will remain effective for ten years. Upon request by RYB Technology, parties to this agreement shall extend the term of this agreement prior to its expiration. Beijing RYB and those shareholders have no right to terminate this agreement unilaterally.

        Power of Attorney.    Each of the 29 aforementioned shareholders of Beijing RYB has signed power of attorney with RYB Technology to irrevocably authorize RYB Technology or any person(s) designated by RYB Technology to act as his or her attorney-in-fact to exercise all of his or her rights as a shareholder of Beijing RYB, including, but not limited to, the right to convene shareholders' meetings, vote and sign any resolution as a shareholder, appoint directors, supervisors and officers, amend articles of association, as well as the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder. The power of attorney will remain in force for 10 years. Upon request by RYB Technology, parties to this agreement shall extend the term of this agreement prior to its expiration.

        Spousal Consent.    Spouses of 20 shareholders of Beijing RYB, who collectively holds 98.69% equity interest, have each signed a spousal consent letter. Under the spousal consent letters, each signing spouse acknowledges that the shares of Beijing RYB held by the relevant shareholder of Beijing RYB are the personal assets of such shareholder and not jointly owned by the couple. Each signing spouse also unconditionally and irrevocably gives up his or her rights to such shares and any associated economic rights or interests to which he or she may be entitled pursuant to applicable laws and undertakes not to make any assertion of rights to such shares and the underlying assets. Each signing spouse agrees and undertakes that he or she will not carry out in any circumstances any conducts that are contradictory to the contractual arrangements and this consent letter.

        Equity Pledge Agreement.    Pursuant to the Equity Interest Agreement among RYB Technology, Beijing RYB and the 29 aforementioned shareholders of Beijing RYB, those shareholders have pledged 99.88% equity interest in Beijing RYB to RYB Technology to guarantee the performance by Beijing RYB and its shareholders of their obligations under the business operation agreement, the power of attorney, the equity disposal agreement and the exclusive consultation and service agreement. If Beijing RYB or those shareholders breach their contractual obligations under these agreements, RYB Technology, as pledgee, will have the right to dispose of the pledged equity interests in Beijing RYB and priority in receiving the proceeds from such disposal. Those shareholders also agree that, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. We have completed registering the equity pledge with the relevant office of Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

Agreement that allows us to receive economic benefits from Beijing RYB

        Exclusive Consultation and Service Agreement.    Pursuant to the amended and restated Exclusive Consultation and Service Agreement among RYB Technology, Beijing RYB and the 29 aforementioned shareholders of Beijing RYB, RYB Technology or its designated person has the exclusive right to provide Beijing RYB with education-related services and consulting and other services. Without RYB Technology's prior written consent, Beijing RYB may not accept any services subject to this agreement from any third party. RYB Technology has the right to determine the service fee to be charged to Beijing RYB under this agreement by considering, among other things, the complexity of the services, the actual cost that may be incurred for providing such services, as well as the value and comparable price on the market of the service provided. RYB Technology will have the exclusive ownership of all intellectual property rights created as a result of the performance of this agreement. Beijing RYB also granted RYB Technology an irrevocable and exclusive right to purchase part or all of Beijing RYB's assets at the lowest price permitted by the PRC laws. To guarantee Beijing RYB's performance of this agreement, upon request from RYB Technology, Beijing RYB shall pledge or mortgage part or all of its accounts receivable and part or all of its assets to RYB Technology. Unless RYB Technology terminates this agreement in advance, this agreement will remain effective for ten years. Upon request by RYB Technology, parties to this agreement shall extend the term of this agreement prior to its expiration. Other parties to this agreement may not terminate this agreement unilaterally.

Agreement that provides us with the option to purchase the equity interests in Beijing RYB

        Equity Disposal Agreement.    Pursuant to the amended and restated Equity Disposal Agreement among RYB Technology, Beijing RYB and the 29 aforementioned shareholders of Beijing RYB, those shareholders irrevocably granted RYB Technology or any third party designated by RYB Technology an exclusive option to purchase all or part of their equity interests in Beijing RYB at the lowest price permitted by applicable PRC laws. Those shareholders further undertake that they will neither create any pledge or encumbrance on their equity interests in Beijing RYB, nor transfer, gift or otherwise dispose of their equity interests in Beijing RYB to any person other than RYB Technology or its designated third party. Without RYB Technology or its designated third party's prior written consent, those shareholders agree not to, among other things, amend its articles of association, permit Beijing RYB to enter into transactions which materially and adversely affect Beijing RYB's assets, liabilities, business operations, equity interests and other legal interests, or merge with any other entities or make any investments, or distribute dividends. This agreement will remain effective for ten years. Upon request by RYB Technology, the parties to this agreement shall extend the term of this agreement.

        In the opinion of Commerce & Finance Law Offices, our PRC counsel:

  •
  the ownership structures of RYB Technology and Beijing RYB, currently and immediately after giving effect to this offering, are in compliance with PRC laws or regulations currently in effect; and

  •
  the contractual arrangements among RYB Technology, Beijing RYB, and the shareholders of Beijing RYB, governed by PRC law, currently and immediately after giving effect to this offering, are valid and binding under PRC law, and do not and will not result in any violation of applicable PRC laws or regulations currently in effect.

        However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. In particular, in January 2015, the MOFCOM published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of "actual control" in determining whether a company is considered an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately "controlled" by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the "variable interest entity" structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our early childhood education business do not comply with PRC government restrictions on foreign investment in education businesses, the operation of kindergartens, we could be subject to severe penalties, including being prohibited from continuing operations. See "Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us," and "Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies."

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following selected consolidated statements of operations data for the years ended December 31, 2014, 2015 and 2016, selected consolidated balance sheet data as of December 31, 2014, 2015 and 2016, and selected consolidated cash flow data for the years ended December 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this "Selected Consolidated Financial and Operating Data" section together with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	For the Year Ended December 31,
	2014	2015	2016
	(in US$ thousands, except for share and per share data)
Selected Consolidated Statement of Operations Data:
Net revenues:
Services	59,293	74,815	95,936
Products	5,763	8,043	12,577

Total net revenues	65,056	82,858	108,513

Cost of revenues:
Services	56,701	70,310	85,356
Products	2,759	4,047	6,260
Total cost of revenues	59,460	74,357	91,616

Gross profit	5,596	8,501	16,897

Operating expenses:
Selling expenses	1,203	1,191	1,922
General and administrative expenses	6,927	8,389	7,424

Total operating expenses	8,130	9,580	9,346

Operating (loss) income	(2,534)	(1,079)	7,551

(Loss) income before income taxes	(822)	(316)	8,231
Income tax expenses	514	980	2,155

(Loss) income before loss in equity method investments	(1,336)	(1,296)	6,076
Loss from equity method investments	—	—	(189)

Net (loss) income	(1,336)	(1,296)	5,887
Less: Net income (loss) attributable to noncontrolling interests	639	(664)	(618)

Net (loss) income attributable to RYB Education, Inc.	(1,975)	(632)	6,505
Less: Accretion of convertible redeemable preferred shares	2,969	2,384	—
Deemed dividends to convertible redeemable preferred shareholders	—	763	—

Net (loss) income attributable to ordinary shareholders of RYB Education, Inc.	(4,944)	(3,779)	6,505

Net (loss) income per share attributable to ordinary shareholders of RYB Education, Inc.:
Basic	(0.31)	(0.22)	0.28

Diluted	(0.31)	(0.22)	0.26

Weighted average shares used in calculating net (loss) income per ordinary share:
Basic	15,800,000	16,929,789	23,163,801

Diluted	15,800,000	16,929,789	24,682,525

Non-GAAP Measures

        We use adjusted EBITDA and adjusted net (loss) income, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

        We believe that adjusted EBITDA and adjusted net (loss) income help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in income from operations and net (loss) income. We believe that adjusted EBITDA and adjusted net (loss) income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

        Adjusted EBITDA and adjusted net (loss) income should not be considered in isolation or construed as an alternative to net (loss) income or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net (loss) income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

        Adjusted EBITDA represents net (loss) income which excludes depreciation, amortization, interest expenses and income tax expenses before share-based compensation expense. The table below sets forth a reconciliation of our net (loss) income to adjusted EBITDA for the periods indicated:

	For the Year Ended December 31,
	2014	2015	2016
	(US$ in thousands)
Net (loss) income	(1,336)	(1,296)	5,887
Add:
Income tax expenses	514	980	2,155
Depreciation of property, plant and equipment	3,502	4,230	4,831

EBITDA	2,680	3,914	12,873

Add:
Share-based compensation expense	145	1,929	—
Adjusted EBITDA	2,825	5,843	12,873

        Adjusted net (loss) income represents net (loss) income before share-based compensation expense. The table below sets forth a reconciliation of our net (loss) income to adjusted net (loss) income for the periods indicated:

	For the Year Ended December 31,
	2014	2015	2016
	(US$ in thousands)
Net (loss) income	(1,336)	(1,296)	5,887
Add:
Share-based compensation expense	145	1,929	—
Adjusted net (loss) income	(1,191)	633	5,887

        The following table presents our selected consolidated balance sheet data as of December 31, 2014, 2015 and 2016.

	As of December 31,
	2014	2015	2016
	(in US$ thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	16,100	24,594	46,256
Total current assets	26,605	39,525	63,983
Total assets	54,868	73,834	104,410
Total current liabilities	46,132	58,339	80,287
Total liabilities	59,681	77,083	100,449
Total mezzanine equity	29,602	—	—
Total (deficit) equity	(34,415)	(3,249)	3,961

        The following table presents our selected consolidated cash flow data for the years ended December 31, 2014, 2015 and 2016.

	For the Year Ended December 31,
	2014	2015	2016
	(in US$ thousands)
Selected Consolidated Cash Flow Data:
Net cash generated from operating activities	14,051	23,808	35,053
Net cash used in investing activities	(6,537)	(14,950)	(12,122)
Net cash generated from financing activities	279	695	1,422

Exchange rate effect on cash and cash equivalents	(271)	(977)	(2,690)
Net increase in cash and cash equivalents	7,522	8,576	21,663
Cash and cash equivalents at beginning of year	8,867	16,389	24,965

Cash and cash equivalents at end of year	16,389	24,965	46,628

        The following table presents certain of our operating data as of December 31, 2014, 2015 and 2016.

	As of December 31,
	2014	2015	2016
Selected Operating Data:
Student enrollment at our directly operated kindergartens	10,595	13,753	17,900
Number of teaching staff at our directly operated teaching facilities	1,631	2,042	2,603
Number of directly operated kindergartens	50	62	77
Number of franchise kindergartens	66	111	162
Number of franchise play-and-learn centers	487	597	773

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of various factors, including those we describe under "Risk Factors" and elsewhere in this prospectus. See "Special Note Regarding Forward-Looking Statements."

Overview

        We are the largest early childhood education service provider in China, as measured by annual total revenues in 2016, according to the Frost & Sullivan Report. As of December 31, 2016, our nationwide teaching facility network covered 30 provinces or municipalities in China. Our comprehensive early childhood education solutions target 0-6-year-old children. Our products and services include kindergartens and play-and-learn centers as well as at-home educational products and services. Outside of our network, we also license our separately developed courses, sell educational products and provide kindergarten operation solutions through our Hong Shan Enable Alliance.

        Our kindergartens offer high-quality preschool education to 2-6-year-old children. Substantially all of the kindergartens within our network operate under the "RYB" brand. As of December 31, 2016, we directly operated 77 kindergartens and franchised another 162 kindergartens, covering over 120 cities and towns in China. Our experience from directly operating kindergartens provides our franchisees with valuable guidance. In order to serve the growing demand for premium early childhood education in China, some of our kindergartens also provide Chinese-English bilingual curricula. As of December 31, 2016, we had 17,900 students enrolled in our directly operated kindergartens.

        At our directly operated kindergartens and play-and-learn centers, we provide early childhood education services and receive tuition fees. Within our franchise network, our franchisees own and operate their facilities and we provide them with our educational content and related products, assist them in their facility establishment and offer ongoing training and guidance. We charge our franchisees a one-time initial franchise fee and recurring annual franchise fees for their use of our teaching content and our brand, and for our support and guidance in facility operation and marketing. In addition, we charge our franchisees fees for other routine services such as teacher and facility principal training. See "Business—Our Products and Services—Products and services to our kindergarten and play-and-learn center franchisees" for more information on the types of our fee charges from franchisees.

        To supplement our teaching services, we develop various educational products and services, such as teaching aids, educational toys and at-home educational products and services. We promote and sell our self-developed and third party products and services through our franchisees and Hong Shan Enable Alliance participants for their further distribution and directly to a vast number of families.

        Our business has grown continually in recent years. The total number of kindergartens and play-and-learn centers in operation in our network grew from 627 as of December 31, 2014 to 1,022 as of December 31, 2016. Our net revenues increased from US$65.1 million in 2014 to US$82.9 million in 2015 and US$108.5 million in 2016. We recorded US$5.9 million net income in 2016 and US$1.3 million net loss in each of 2015 and 2014, respectively.

Factors Affecting Our Results of Operations

        Our business and operating results are affected by factors affecting China's early childhood education industry generally. We have benefited from the rapid economic growth, significant urbanization and higher per capita disposable income of urban households in China, which has allowed many Chinese parents to spend more on their children's education.

        We also expect to benefit from the positive effect of China's new population policies. In recent years, China has started to relax its "One-child Policy". Starting in 2015, each family is allowed to have two children. We expect this change in policy to significantly increase the 0-6 age population in the future.

        At the same time, our results are subject to changes in the education industry regulatory regimes in China. The PRC government regulates various aspects of our business and operations, including the qualification and licensing requirements for entities that provide education services, standards for the operations of teaching facilities and foreign investments in the education industry.

        As with other education service providers, our quarterly business and operating results are affected by seasonality. Due to the winter holidays and summer vacation, we typically have lower net revenues in the first and third calendar quarters.

        While our business is influenced by factors affecting the early childhood education in China generally, we believe our results of operations are more directly affected by company-specific factors, including the following major factors.

Size of Our Network and Student Enrollment

        Our revenue growth is primarily driven by the expansion of our network in terms of the number of our directly operated facilities, student enrollment at those facilities and the number of franchise facilities. We derive a large portion of our revenues from tuition fees, which are primarily driven by student enrollment at our directly operated kindergartens. With respect to our franchise kindergartens and play-and-learn centers, our revenues from initial franchise fees are mainly affected by the number of new franchisees, while revenues from recurring franchise fees are primarily driven by the total number of franchisees. As our network and student enrollment grow in size, we are also generally able to sell more education-related products through our network. In addition, we believe that our large scale strengthens our brand, which in turn boosts further growth.

        Our ability to increase the size of our network and student enrollment depends on factors including our brand recognition, parents' demand for high-quality early childhood education, our ability to leverage the scalability of our franchise business model and to attract and retain more franchisees, the ability of us and our franchisees to successfully launch new teaching facilities, the quality of our services and products as well as the ability of us and our franchisees to respond to competition and achieve high utilization rates.

        We have achieved significant growth in recent years. Our directly operated kindergartens increased from 50 as of December 31, 2014 to 62 and 77 as of December 31, 2015 and 2016, respectively. We had 10,595, 13,753 and 17,900 students enrolled at our directly operated kindergartens as of December 31, 2014, 2015 and 2016, respectively. The number of our franchise kindergartens increased from 66 as of December 31, 2014 to 111 and 162 as of December 31, 2015 and 2016, respectively. The total number of our directly operated and franchise play-and-learn centers increased from 511 as of December 31, 2014 to 611 and 783 as of December 31, 2015 and 2016, respectively. We expect the size of our network and our student enrollment to continue to grow.

Ability to Increase Tuition Fees

        The level of tuition fees we charge at our directly operated kindergartens affect our profitability. We aim to charge tuition fees commensurate with the quality and level of our education services while considering the general income level of the relevant neighborhood and the popularity of our kindergartens. We seek to gradually increase our tuition fee level without compromising our student enrollment. After years of development, mature kindergartens within our network are generally able to charge higher fees than in their initial ramp-up period. Due to economic disparity across different regions in China, the geographical mix of our directly operated kindergartens can also affect our overall tuition fee level. Our tuition fees cannot exceed the maximum amounts on file with the local governmental pricing authorities.

        After the Decision on Amending the Law for Promoting Private Education of the PRC takes effect on September 1, 2017, we may elect to qualify our kindergartens as either for-profit or not-for-profit private schools. According to the Decision, for-profit private schools have the discretion to determine the amount of their tuition fees without the need for governmental approval while fee levels at not-for-profit private schools will remain subject to approval. Those two types of private schools will also have different tax treatments. Due to uncertainties regarding the local implementation measures of the Decision across China, we plan to analyze and determine whether to qualify all or part of our directly operated kindergartens as for-profit kindergartens after September 2017. Furthermore, as certain of our kindergartens were established in the form of "inclusive kindergartens," where tuitions are capped by local educational regulators for public interest needs, it is not clear whether such public interest kindergartens will be eligible for for-profit treatment. See also "Regulation—Regulations on Private Education in the PRC—The Revisions of the Law for Promoting Private Education of the PRC."

Ability to Improve Our Operating Efficiency and Profitability

        Our cost of revenues mainly consists of costs and expenses for our directly operated kindergartens. Costs and expenses of a kindergarten is typically affected by its capacity, which is determined by the number of classes that can be feasibly set up on the facility, and the number of students in each class. We normally assign two teachers and one nursery aide to each class, and regardless of its size, a kindergarten is required to have staff in nursery, security, kitchen and general management areas. As such, variable costs such as compensation to teaching staff generally increase with the addition of new classes, and fixed costs such as compensation to all other facility staff, costs and expenses to sustain the running of the facility, rental and related payments and depreciation and amortization remain relatively stable. An increase in the number of new directly operated kindergartens in the overall mix of directly operated kindergartens may place a constraint on our operating efficiency.

        Gross margin of our directly operated kindergartens, which represents profit before income tax for kindergarten as all costs and expenses for the running of the kindergartens are charged to our cost of revenues, has a significant impact on our overall profitability. In general, larger kindergartens with more classes operating at higher utilizations and charging premium prices yield higher gross margin. A majority of our matured kindergartens typically have a gross margin around 20-40%, some even higher.

Scope and Quality of Our Product Offerings and Services

        High-quality course offerings and learning experience at our directly operated kindergartens help increase their popularity. The scope and quality of our course offerings and the effectiveness of our franchisees' services also have an impact on the competitiveness of our franchisees' teaching facilities. As a result, high-quality course offerings and franchise support help us to better attract and retain franchisees and the scope of our course offerings determines, in a certain degree, our level of ongoing training fees. Furthermore, we can more effectively recruit and retain Hong Shan Enable Alliance participants with kindergarten course content that is designed to address their needs. The diversity and quality of our educational merchandise that we sell directly affect the sales volume of these products, which is also a major component of our revenue.

Key Components of Results of Operations

Net Revenues

        Our net revenues include tuition fees, franchise fees, sale of education merchandise and training and other services. We provide kindergarten services to students and charge tuition fees. We recorded US$43.6 million, US$57.0 million and US$73.2 million in tuition fees from our directly operated kindergartens in 2014, 2015 and 2016, respectively. We also provide play-and-learn center services and charge tuition fees. We recorded US$7.5 million, US$5.5 million and US$5.1 million in tuition fees from our directly operated play-and-learn centers in 2014, 2015 and 2016, respectively. Tuition fees are collected in advance and are initially recorded as deferred revenue and recognized ratably over the course of the programs.

        We generate franchise fees through the provision of initial setup services as well as ongoing franchisee support services. At the start of each franchise relationship, we charge the franchisee a one-time initial franchise fee, the first-year annual franchise fee and the initial merchandise fee. During the term of the franchise, we charge each franchisee recurring annual franchise fees for the use of our brand and core course materials and one advice session per year and other fees for routine services such as teacher and facility principal training as well as miscellaneous fees for other products and services.

        We generate training and other services revenues through provision of services such as training to our franchisees and their teaching staff, as well as other services. We recorded US$1.1 million, US$1.7 million and US$2.8 million from training and other services provided to franchise business in 2014, 2015 and 2016, respectively.

        We generate educational merchandise revenue through the sale of educational merchandise, including educational toys, teaching aids, textbooks and other goods, to our franchisees for them to further distribute and also directly to a vast market of families. We recorded US$5.4 million, US$7.8 million and US$10.1 million from the sale of educational merchandise to our franchisees in 2014, 2015 and 2016, respectively.

        The following table sets forth the breakdown of our net revenues, both in absolute amount and as a percentage of our total net revenues, for the periods presented.

	Year Ended December 31,
	2014		2015		2016
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Services:
Tuition fees from kindergartens and play-and-learn centers	51,170	78.6%	62,505	75.4%	78,268	72.1%
Franchise fees	5,720	8.8%	8,743	10.6%	12,425	11.5%
Training and other services	2,403	3.7%	3,567	4.3%	5,243	4.8%

	59,293	91.1%	74,815	90.3%	95,936	88.4%
Products:
Sale of educational merchandise	5,763	8.9%	8,043	9.7%	12,577	11.6%

Total net revenues	65,056	100%	82,858	100%	108,513	100%

Cost of Revenues

        Our cost of revenues related to tuition fees from our directly operated kindergartens, and play-and-learn centers consists primarily of all costs and expenses in the operation of all of our directly operated kindergartens and play-and-learn centers. Such costs and expenses primarily include (i) compensation to facility staff, (ii) facility rental cost, (iii) food and supplies cost, (iv) all other costs and expenses incurred to run and maintain our kindergarten and play-and-learn center facilities and (v) depreciation and amortization. Compensation to our facility staff consists of base salaries, performance-based bonuses and share-based and other compensation to them. Facility staff mainly includes principals and other managers of our teaching facilities, teachers, nursery aides and administrative staff. Most of our facility staff are our own employees. We normally assign two teachers and one nursery aide to each kindergarten class. Our food and supplies cost represents the cost of the raw ingredients for the meals and cost of raw materials for the educational products we provide at our directly operated teaching facilities. We expect our facility staff cost and ingredient and raw material cost to be in line with the size of our kindergarten business. We expect the amount of our facility rental cost to continue to increase as we grow. Our depreciation and amortization cost relates to the depreciation charges of the furniture, fixtures and equipment used in rendering teaching services, and the leasehold improvement for our teaching facilities. As we further expand our directly operated kindergartens network, we expect such cost to increase in absolute amounts.

        Our cost of revenues relating to our franchise fees mainly consists of compensation to our franchise service and supervision team members for (i) the signing and onboarding of new franchisees, (ii) the support and services to franchisees for their facility establishment, marketing and operation optimization and (iii) ongoing quality supervision. As we continue to expand our franchise network and employ more staff for our franchise service and supervision team, we expect our franchisee support and service cost to increase in absolute amounts.

        Our cost of revenues relating to sale of merchandise consists of the cost of educational toys, teaching aids, textbooks and other goods and our cost of revenues in relating to training and other services mainly consists of the costs and expenses incurred for the provision of training and other services for franchisees and separately developed courses to Hong Shan Enable Alliance participants.

Selling Expenses

        Our selling expenses primarily consist of advertising, marketing and brand promotion expenses as well as compensation to our selling personnel. We expect that our selling expenses will continue to increase in absolute amounts as we continue to market our products and services and expand into new geographic regions but will remain relatively stable as a percentage of our net revenues.

General and Administrative Expenses

        Our general and administrative expenses mainly consist of (i) compensation to our management, administrative and R&D personnel, including base salaries, performance-based bonuses and share-based and other compensation, (ii) rental expenses for administrative facilities and (iii) professional service expense. We expect that our general and administrative expenses will increase in absolute amounts in the foreseeable future as we incur additional costs for becoming and being a public company but will in time decrease as a percentage of our net revenues as we continue to benefit from economies of scale and improve our operating efficiency.

        The following table sets forth our operating expenses, both in absolute amount and as a percentage of our net revenues, for the periods presented.

	Year Ended December 31,
	2014		2015		2016
	US$	%	US$	%	US$	%
	(in thousands US$, except for percentages)
Operating expenses:
Selling expenses	1,203	1.8%	1,191	1.4%	1,922	1.8%
General and administrative expenses	6,927	10.7%	8,389	10.2%	7,424	6.8%

Total operating expenses	8,130	12.5%	9,580	11.6%	9,346	8.6%

Taxation

  Cayman Islands

        We are incorporated in the Cayman Islands. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

  PRC

        Generally, our PRC subsidiary, our variable interest entity and its subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises, or FIEs, earned after January 1, 2008, are subject to a 10% withholding income tax.

        Our PRC subsidiary and consolidated affiliated entities are subject to value added tax, or VAT, at a rate of 6% to 17%. We are also subject to surcharges on VAT payments in accordance with PRC law. Our play-and-learn center services, training services and other services except kindergarten services are all subject to VAT.

        Dividends paid by our wholly foreign-owned subsidiary in China to our holding company will be subject to a withholding tax at the rate of 10%. We do not plan to declare and pay dividends in the foreseeable future.

        If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a "resident enterprise" under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See "Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavourable tax consequences to us and our non-PRC shareholders or ADS holders."

Critical Accounting Policies, Judgments and Estimates

        We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

        The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Revenue recognition

        We provide private kindergarten services and play-and-learn center services to students. Tuition fees are collected in advance and are initially recorded as deferred revenue. Tuition fees are recognized ratably over the course of the programs.

        We generate revenues from franchise kindergartens and play-and-learn centers under the brand name of RYB. Initial franchise fees represent provision of initial setup services. Initial franchise fees collected in advance are recorded as prepayments from customers and are recognized as revenues when the kindergartens or play-and-learn centers commence operations as the initial franchising fees are non-refundable and we do not have significant continuing obligations related to the initial franchise fees after the kindergartens or play-and-learn centers commence operations.

        We provide continuing support services to the franchise kindergartens or play-and-learn centers including marketing and advertising services. The related annual franchise fees are typically received upfront and the revenue is deferred and evenly recognized over the applicable subsequent annual periods.

        We sell educational merchandise consisting of educational toys, teaching aids, textbooks and other goods. We consider our customers to be franchisees and end-users. Prepayments for sales of educational merchandise are recognized as prepayments from customers and are generally recognized as revenues when goods are delivered and title has passed to customers and collectability is reasonably assured.

        We provide training services to franchisees and the teaching staff of the franchise kindergartens and play-and-learn centers. Revenues from training services are recognized when the relevant services have been provided.

Deferred revenue

        Deferred revenue primarily consists of tuition fees received from students, annual franchise fees received from franchisees, and royalty fees received from participants in our Hong Shan Enable Alliance, for which our revenue recognition criteria have not been met. The deferred revenue will be recognized as revenue once the criteria for revenue recognition have been met.

Consolidation of variable interest entity

        Our consolidated financial statements include the financial statements of RYB Education, Inc., its subsidiary, its VIE and the VIE's subsidiaries and kindergartens. All profits, transactions and balances among RYB Education, Inc., its subsidiary, its VIE and the VIE's subsidiaries and kindergartens have been eliminated upon consolidation.

Income taxes

        Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

Fair Value of Our Ordinary Shares

        Prior to our initial public offering, we were a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of the fair value of our ordinary shares at various dates for the following purposes:

  (i)
  determining the fair value of our ordinary shares at the date of issuance of convertible instruments as one of the inputs into determining the intrinsic value of the beneficial conversion feature, if any; and

  (ii)
  determining the fair value of our ordinary shares at the date of the grant of share-based compensation award to our employees as one of the inputs into determining the grant date fair value of the award.

        The following table sets forth the fair value of our ordinary shares estimated at different times prior to our initial public offering with the assistance from an independent valuation firm:

Date	Fair Value per Share	DLOM	Discount Rate	Type of Valuation	Purpose of Valuation
	(US$)
September 11, 2009	0.44	20%	22%	Retrospective	To determine the fair value of share option grant
September 29, 2013	1.82	15%	19%	Retrospective	To determine the fair value of share option grant
November 5, 2015	3.84	15%	18%	Retrospective	To determine the fair value of share option grant; to determine the intrinsic value of the beneficial conversion feature

        In determining the fair value of our ordinary shares, we applied the income approach/discounted cash flow, or DCF, analysis based on our projected cash flow using management's best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

        The major assumptions used in calculating the fair value of ordinary shares include:

        Discount rates.    The discount rates of 22%, 19%, and 18% were used for dates as of September 11, 2009, September 29, 2013, and November 5, 2015, respectively. The discount rates listed in the table above were based on the weighted average cost of capital, which was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic risk factors.

        Comparable companies.    In deriving the weighted average cost of capital used as the discount rates under the income approach, seven publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) they operate in the education industry and (ii) their shares are publicly traded in the United States.

        Discount for lack of marketability, or DLOM.    DLOM was quantified by the Finnerty's Average Strike put options mode. Under this option-pricing method, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of a liquidity event, such as an initial public offering, and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares. DLOM remained in the range of 20% to 15% in the period from 2009 to 2015.

        The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved, contributed to the increase in the fair value of our ordinary shares from 2009 to 2015. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risk associated with achieving our forecasts were assessed in selecting the appropriate discount rates, which ranged from 18% to 22%.

        The option-pricing method was used to allocate enterprise value to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid, "Valuation of Privately-Held Company Equity Securities Issued as Compensation," or the Practice Aid. The method treats common stock and preferred stock as call options on the enterprise's value, with exercise prices based on the liquidation preference of the preferred stock.

        The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimate the volatility of our shares to range from 31% to 60% based on the historical volatilities of comparable publicly traded companies engaged in similar lines of business. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

        Fair value of our ordinary shares increased from US$0.44 as of September 11, 2009, US$1.82 as of September 29, 2013 and US$3.84 as of November 5, 2015 primarily due to growth in our business. Our successful completion of two rounds of financing in 2008 and 2011, respectively, also contributed to the increase in the fair value of our ordinary shares from September 11, 2009 to September 29, 2013 as they provided us with the funding needed for our expansion.

  Fair Value of Options

        The fair value of the options granted is estimated on the dates of grant using the binomial option pricing model with the following assumptions used.

	Grant date
	September 11, 2009	September 29, 2013	November 5, 2015
Risk-free interest rate(1)	3.34%	2.64%	2.26%
Expected volatility(2)	60%	46%	41%
Expected dividend yield(3)	0%	0%	0%
Exercise multiples(4)	2.8/2.2	2.8/2.2	2.8
Fair value of underlying ordinary share(5)	0.44	1.82	3.84

(1)
We estimate risk-free interest rate based on the daily treasury long term rate of U.S. Department of the Treasury with a maturity period close to the expected term of the options.

(2)
We estimated expected volatility based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies with a time horizon close to the expected expiry of the term.

(3)
We have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.

(4)
The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on historical statistical data.

(5)
The estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a retrospective valuation with the assistance of a third-party appraiser.

  Share-based compensation

        Share-based compensation with employees is measured based on the grant date fair value of the equity instrument. We recognize the compensation costs on a straight-line basis over the requisite service period of the award, which is generally the vesting period of the award, with the amount of compensation expenses recognized in any period not less than the portion of the grant date fair value of the options vested during that period. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures are recognized through a cumulative catch-up adjustment in the period of change.

        We adopted the 2009 and 2017 Share Incentive Plans for the grant of share options to employees, directors and non-employees to provide incentive for their services. The maximum number of ordinary shares that may be issued pursuant to compensatory awards granted to the employees and non-employees under the 2009 and 2017 Share Incentive Plans should not exceed 4,632,761 ordinary shares of par value US$0.001 per share.

        On September 11, 2009, we granted options to purchase a total of 1,222,910 ordinary shares to employees, directors and non-employees at an exercise price of US$1.08 per share. The options will vest in accordance with the vesting schedules set out in the respective share option agreements. The vesting and expiration terms are:

  (i)
  option to purchase 429,666 ordinary shares was vested and exercisable on April 28, 2010 and will expire on April 27, 2018;

  (ii)
  option to purchase 401,570 ordinary shares was vested and exercisable on May 16, 2011 and will expire on May 15, 2019; and

  (iii)
  option to purchase 391,674 ordinary shares was vested and exercisable on May 28, 2012 and will expire on May 27, 2020.

        On September 29, 2013, we granted options to purchase a total of 570,150 ordinary shares to employees, directors and non-employees at an exercise price of US$3.11 per share. The options will vest in accordance with the vesting schedules set out in the respective share option agreements. The vesting and expiration terms are:

  (i)
  option to purchase 316,400 ordinary shares was vested and exercisable on November 18, 2013 and will expire on November 17, 2021; and

  (ii)
  option to purchase 253,750 ordinary shares was vested and exercisable on July 16, 2014 and will expire on July 15, 2022.

        On November 5, 2015, we granted options to purchase a total of 887,546 ordinary shares to a certain director at a weighted average exercise price of US$2.88 per share. The options fully vested on the grant date and will expire on November 4, 2023.

        We recorded share-based compensation expenses of US$0.1 million, US$1.9 million and nil for the years ended December 31, 2014, 2015 and 2016, respectively. As of December 31, 2016, total unrecognized compensation expenses relating to unvested share options were nil.

Property, plant and equipment, net

        Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life	Estimated residual value
Buildings	35 years	5%
Furniture, fixtures and equipment	5 years	5%
Leasehold improvement and building improvement	Shorter of lease term or estimated economic life	—

        Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the assets and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of operations.

Results of Operations

        The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our net revenues for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

	Year Ended December 31,
	2014		2015		2016
	US$	%	US$	%	US$	%
	(in US$ thousands, except for percentages)
Net Revenues
Services	59,293	91.1%	74,815	90.3%	95,936	88.4%
Tuition fees from kindergartens and play-and-learn centers	51,170	78.6%	62,505	75.4%	78,268	72.1%
Franchise fees	5,720	8.8%	8,743	10.6%	12,425	11.5%
Training and other services	2,403	3.7%	3,567	4.3%	5,243	4.8%
Products	5,763	8.9%	8,043	9.7%	12,577	11.6%
Sale of education merchandise	5,763	8.9%	8,043	9.7%	12,577	11.6%
Total net revenues	65,056	100.0%	82,858	100.0%	108,513	100.0%

Cost of revenues
Services	56,701	87.2%	70,310	84.8%	85,356	78.6%
Products	2,759	4.2%	4,047	4.9%	6,260	5.8%

Total cost of revenues	59,460	91.4%	74.357	89.7%	91.616	84.4%

Gross profit	5,596	8.6%	8,501	10.3%	16,897	15.6%

Operating expenses
Selling expenses	1,203	1.8%	1,191	1.4%	1,922	1.8%
General and administrative expenses	6,927	10.7%	8,389	10.2%	7,424	6.8%

Total operating expenses	8,130	12.5%	9,580	11.6%	9,346	8.6%

Operating (loss) income	(2,534)	(3.9)%	(1,079)	(1.3)%	7,551	7.0%
Interest income	46	0.1%	74	0.1%	107	0.1%
Government subsidy income	255	0.4%	526	0.6%	573	0.5%
Gain on disposal of subsidiaries	1,411	2.2%	163	0.2%	—	—

(Loss) income before income taxes	(822)	(1.3)%	(316)	(0.4)%	8,231	7.6%
Income tax expenses	514	0.8%	980	1.2%	2,155	2.0%

(Loss) income before loss in equity method investments	(1,336)	(2.1)%	(1,296)	(1.6)%	6,076	5.6%
Loss from equity method investments	—	—	—	—	(189)	(0.2)%

Net (loss) income	(1,336)	(2.1)%	(1,296)	(1.6)%	5,887	5.4%

2016 compared to 2015

        Net Revenues.    Our net revenues increased by 31.0% from US$82.9 million in 2015 to US$108.5 million in 2016. This increase was primarily attributable to a US$15.8 million increase in tuition fees from our directly operated kindergartens and play-and-learn centers.

        We opened 15 new directly operated kindergartens in 2016 as we further expanded our network and the student enrollment at our directly operated kindergartens increased from 13,753 as of

December 31, 2015 to 17,900 as of December 31, 2016. The increase in our student enrollment was attributable to new facility openings as well as higher utilization rates at existing ones as they mature. Tuition levels at most of our kindergartens increased slightly from 2015 to 2016.

        Our revenues from franchise fees increased by 42.1% from US$8.7 million in 2015 to US$12.4 million in 2016. This increase was mainly attributable to an increase in the number of our franchise teaching facilities opened in the year, and to a lesser extent, a slight increase in our franchise fee level in general. As of December 31, 2016, we had 935 franchise teaching facilities, a 32.1% increase from 708 as of December 31, 2015.

        Our revenues from the sale of educational merchandise increased by 56.4% from US$8.0 million in 2015 to US$12.6 million in 2016 mainly as a result of an increase in the amount of merchandise sold through our teaching facility network.

        Cost of Revenues.    Our cost of revenues increased by 23.2% from US$74.4 million in 2015 to US$91.6 million in 2016, primarily due to an increase of US$15.0 million in cost of revenues associated with the provision of services. Such increase was in turn mainly attributable to an increase in staff compensation at our directly operated kindergartens and play-and-learn centers and, to a lesser extent, an increase in compensation to our franchise service and supervision team members. Our number of teaching staff at our directly operated kindergartens and play-and-learn centers increased from 2,042 as of December 31, 2015 to 2,603 as of December 31, 2016 in order to staff new teaching facilities and to expand the existing ones. Our franchise service and supervision team grew from 36 as of December 31, 2015 to 46 as of December 31, 2016 as we further expanded our franchise network. Increase in the cost of our educational merchandise sold also contributed US$2.2 million to our total cost of revenues as we sold more products in 2016.

        Gross Profit and Gross Margin.    As a result of the factors set out above, our gross profit increased by 98.8% from US$8.5 million in 2015 to US$16.9 million in 2016 as we continued to grow our operation scale. Gross margin increased from 10.3% in 2015 to 15.6% in 2016. The increase in our gross margin was primarily attributable to our economies of scale and also an increase in our sale of educational merchandise, which has a higher gross margin than revenues from services.

        Selling Expenses.    Our selling expenses increased by 61.4% from US$1.2 million in 2015 to US$1.9 million in 2016. This increase was primarily due to increase in advertising, marketing and brand promotion activities as we expand our network and increase student enrollment. Selling expenses constituted 1.4% and 1.8% of our net revenues in 2015 and 2016, respectively.

        General and Administrative Expenses.    Our general and administrative expenses decreased by 11.5% from US$8.4 million in 2015 to US$7.4 million in 2016. This decrease was primarily because we recorded share-based compensation expense of US$1.9 million for general and administrative personnel in 2015 but nil in 2016.

        Operating (Loss) Income.    We had US$1.1 million operating loss in 2015 and US$7.6 million operating income in 2016.

        Government Subsidies.    We recognized US$0.5 million and US$0.6 million in government subsidies for 2015 and 2016, respectively. Government subsidies consist mainly of compensation for price limitation at inclusive kindergartens directly operated by us.

        Income Tax Expenses.    Our income tax expenses increased significantly from US$1.0 million in 2015 to US$2.2 million in 2016, primarily due to the increase in taxable income.

        Net (Loss) Income.    As a result of the foregoing, we had net loss of US$1.3 million in 2015 and net income of US$5.9 million in 2016.

2015 compared to 2014

        Net Revenues.    Our net revenues increased by 27.4% from US$65.1 million in 2014 to US$82.9 million in 2015. This increase was primarily attributable to a US$11.3 million increase in tuition fees from our directly operated kindergartens and play-and-learn centers.

        We opened 12 new directly operated kindergartens in 2015 as we further expanded our network and the student enrollment at our directly operated kindergartens increased from 10,595 as of December 31, 2014 to 13,753 as of December 31, 2015. The increase in our student enrollment was attributable to new facility openings as well as higher utilization rates at existing ones as they mature. Tuition levels at most of our kindergartens increased slightly from 2014 to 2015.

        Our revenues from franchise fees increased by 52.8% from US$5.7 million in 2014 to US$8.7 million in 2015. This increase was mainly attributable to an increase in the number of our franchise teaching facilities opened in the year, and to a lesser extent, a slight increase in our franchise fee level in general. As of December 31, 2015, we had 708 franchise teaching facilities, a 28.0% increase from 553 as of December 31, 2014.

        Our revenues from the sale of educational merchandise increased by 39.6% from US$5.8 million in 2014 to US$8.0 million in 2015 mainly as a result of an increase in the amount of merchandise sold through our teaching facility network.

        Cost of Revenues.    Our cost of revenues increased by 25.1% from US$59.5 million in 2014 to US$74.4 million in 2015, primarily due to an increase of US$13.6 million in cost of revenues associated with the provision of services. Such increase was in turn mainly attributable to an increase in staff compensation at our directly operated kindergartens and play-and-learn centers and, to a lesser extent, an increase in compensation to our franchise service and supervision team members. Our number of teaching staff at our directly operated kindergartens and play-and-learn centers increased from 1,631 as of December 31, 2014 to 2,042 as of December 31, 2015 in order to staff new teaching facilities and to expand the existing ones. Our franchise service and supervision team grew from 33 members as of December 31, 2014 to 36 members as of December 31, 2015 as we further expanded our franchise network. Increase in the cost of our educational merchandise sold also contributed US$1.3 million to our total cost of revenues as we sold more products in 2015.

        Gross Profit and Gross Margin.    As a result of the factors set out above, our gross profit increased by 51.9% from US$5.6 million in 2014 to US$8.5 million in 2015. Gross margin increased from 8.6% in 2014 to 10.3% in 2015. The increase in our gross margin was primarily attributable to our economies of scale and also an increase in our sale of educational merchandise, which has a higher gross margin than revenues from services.

        Selling Expenses.    Selling expenses constituted 1.8% and 1.4% of our net revenues in 2014 and 2015, respectively.

        General and Administrative Expenses.    Our general and administrative expenses increased by 21.1% from US$6.9 million in 2014 to US$8.4 million in 2015 primarily due to an increase in share-based compensation to our general and administrative personnel of US$1.8 million from 2014 to 2015.

        Operating Loss.    Our primary loss was US$2.5 million and US$1.1 million in 2014 and 2015, respectively.

        Government Subsidies.    We recognized US$0.3 million and US$0.5 million in government subsidies for 2014 and 2015, respectively.

        Income Tax (Benefit) Expenses.    Our income tax expenses were US$0.5 million and US$1.0 million in 2014 and 2015, respectively.

        Net Loss.    As a result of the foregoing, we had net loss of US$1.3 million in both 2014 and 2015.

Non-GAAP Measures

        We use adjusted EBITDA and adjusted net (loss) income, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

        We believe that adjusted EBITDA and adjusted net (loss) income help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in income from operations and net (loss) income. We believe that adjusted EBITDA and adjusted net (loss) income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

        Adjusted EBITDA and adjusted net (loss) income should not be considered in isolation or construed as an alternative to net (loss) income or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net (loss) income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

        Adjusted EBITDA represents net (loss) income which excludes depreciation, amortization, interest expenses and income tax expenses before share-based compensation expense. The table below sets forth a reconciliation of our net (loss) income to adjusted EBITDA for the periods indicated:

	For the Year Ended December 31,
	2014	2015	2016
	(US$ in thousands)
Net (loss) income	(1,336)	(1,296)	5,887
Add:
Income tax expenses	514	980	2,155
Depreciation of property, plant and equipment	3,502	4,230	4,831

EBITDA	2,680	3,914	12,873

Add:
Share-based compensation expense	145	1,929	—
Adjusted EBITDA	2,825	5,843	12,873

        Adjusted net (loss) income represents net (loss) income before share-based compensation expense. The table below sets forth a reconciliation of our net (loss) income to adjusted net (loss) income for the periods indicated:

	For the Year Ended December 31,
	2014	2015	2016
	(US$ in thousands)
Net (loss) income	(1,336)	(1,296)	5,887
Add:
Share-based compensation expense	145	1,929	—
Adjusted net (loss) income	(1,191)	633	5,887

Liquidity and Capital Resources

Cash Flows and Working Capital

        To date, we have financed our operations primarily through cash generated by operating activities and historical equity financing activities. As of December 31, 2014, 2015 and 2016, our cash, cash equivalents and restricted cash were US$16.4 million, US$25.0 million and US$46.6 million, respectively. Our cash and cash equivalents primarily consist of cash at banks and on hand. Restricted cash represents Renminbi deposits in restricted bank accounts for operating kindergartens required by some local regulations. The deposits in restricted bank accounts cannot be withdrawn until these kindergartens are closed. As of December 31, 2014, 2015 and 2016, restricted cash were approximately US$0.3 million, US$0.4 million and US$0.4 million, respectively. Approximately 98% of our cash and cash equivalents as of December 31, 2016 were held in China. Approximately 97% of our cash and cash equivalents were held by our consolidated affiliated entities and denominated in Renminbi.

        We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the 12 months following this offering. We may, however, need additional capital in the future to fund our further expansion. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders.

        Although we consolidate the results of our consolidated variable interest entity and its subsidiaries, we only have access to the assets or earnings of our consolidated variable interest entity and its subsidiaries through our contractual arrangements with our consolidated variable interest entity and its shareholders. See "Corporate History and Structure—Contractual Arrangements with Beijing RYB." For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see "—Holding Company Structure."

        Substantially all of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years' accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches. See "Risk Factors—Risks Relating to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment."

        The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2014	2015	2016
	(in US$ thousands)
Summary Consolidated Cash Flow:
Net cash generated from operating activities	14,051	23,808	35,053

Net cash used in investing activities	(6,537)	(14,950)	(12,122)

Net cash generated from financing activities	279	695	1,422

Exchange rate effect on cash and cash equivalents	(271)	(977)	(2,690)

Net increase in cash and cash equivalents	7,522	8,576	21,663
Cash and cash equivalents at beginning of year	8,867	16,389	24,965

Cash and cash equivalents at end of year	16,389	24,965	46,628

Operating Activities

        Net cash generated from operating activities in the year ended December 31, 2016 was US$35.1 million. The difference between our net income of US$5.9 million and the net cash generated from operating activities was due to (i) an adjustment of US$5.1 million in non-cash items, which mainly consist of depreciation and amortization, (ii) an increase of US$10.2 million in accrued expenses and other current liabilities, and (iii) an increase of US$8.3 million in deferred revenue. We lease property and own furniture, fixtures, equipment and leasehold improvement for the operation of kindergartens and play-and-learn centers, and they are depreciated across their estimated useful life. Accrued expenses and other current liabilities increased mainly because of the increase in salary and welfare payable that accompanies an increase in employees. The deferred revenue mainly consists of the upfront tuition fee payments from our students. It increased in 2016 due to the growth of our directly operated kindergartens.

        Net cash generated from operating activities in the year ended December 31, 2015 was US$23.8 million. The difference between our net loss of US$1.3 million and the net cash generated from operating activities was due to (i) an adjustment of US$6.1 million in non-cash items, which mainly consist of depreciation and amortization, (ii) an increase of US$7.0 million in prepayments from customers, (iii) an increase of US$5.7 million in accrued expenses and other current liabilities, and (iv) an increase of US$4.9 million in deferred revenue. The depreciation of property, plant and equipment was due to normal amortization of our property, plant and equipment used in operation. The increase in accrued expenses and other current liabilities was due to the increase in salary and welfare payable that accompanies an increase in employees. The increase in deferred revenue was due to growth of our directly operated kindergartens and play-and-learn centers. Payments of initial franchise fees before a franchise teaching facility commences operation are recorded as prepayments from customers. The increase of prepayments from customers was mainly due to the expansion of our franchise network.

        Net cash generated from operating activities in the year ended December 31, 2014 was US$14.1 million. The difference between our net loss of US$1.3 million and the net cash generated from operating activities was due to (i) an adjustment of US$2.7 million in non-cash items, which mainly consist of depreciation and amortization, (ii) an increase of US$6.5 million in deferred revenue and (iii) an increase of US$5.5 million in accrued expenses and other current liabilities. The depreciation relates to our property, plant and equipment used in operation. The increase in deferred revenue was due to growth of our directly operated kindergartens. The increase in accrued expenses and other current liabilities was due to the increase in salary and welfare payable that accompanies an increase in employees.

Investing Activities

        Net cash used in investing activities was US$12.1 million in the year ended December 31, 2016, primarily due to a US$11.3 million used in purchase of property, plant and equipment and spending on leasehold improvement to support our expansion of directly operated kindergartens.

        Net cash used in investing activities was US$15.0 million in the year ended December 31, 2015, primarily due to (i) US$12.1 million used in purchase of property, plant and equipment and spending on leasehold improvement to support our expansion of directly operated kindergartens and (ii) US$6.5 million used as loans to related parties, partially offset by US$4.4 million received from repayment of loans from related parties.

        Net cash used in investing activities was US$6.5 million in the year ended December 31, 2014, primarily due to (i) US$6.2 million used in purchase of property, plant and equipment and spending on leasehold improvement to support our expansion of directly operated kindergartens and (ii) US$1.3 million used as loans to related parties, partially offset by US$1.0 million received from disposal of subsidiaries.

Financing Activities

        Net cash generated from financing activities in the year ended December 31, 2016 was US$1.4 million in the form of capital injection from minority shareholders.

        Net cash generated from financing activities in the year ended December 31, 2015 was US$0.7 million. In 2015, we received US$50.2 million from issuance of ordinary shares to an existing shareholder and used the same proceeds to repurchase certain ordinary shares and all preferred shares. We received capital injection of US$0.7 million from minority shareholders.

        Net cash generated from financing activities in the year ended December 31, 2014 was US$0.3 million in the form of capital injection from minority shareholders.

Capital Expenditures

        Our capital expenditures are incurred mainly for new teaching facility establishment and existing facility renovations. We made capital expenditures of US$6.3 million, US$9.2 million and US$11.2 million in 2014, 2015 and 2016, respectively. The increases of capital expenditures was mainly due to the opening of new directly operated kindergartens. Our capital expenditures have been primarily funded by cash generated from our operations.

        We will continue to make capital expenditures to support the expected growth of our business.

Contractual Obligations

        The following table sets forth our contractual obligations as of December 31, 2016:

	Payment Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in thousands of US$)
Operating Lease Obligations	75,889	8,777	15,723	6,764	44,625
Purchase Obligations	3,930	948	1,662	360	960

Total	79,819	9,725	17,385	7,124	45,585

        Our operating lease obligations relate to our leases of office premises. We lease our office premises under non-cancelable operating lease arrangements. Rental expenses under operating leases for 2016 were US$10.6 million. Purchase obligations relate to future minimum purchase obligations under the non-cancelable purchase agreements related to curriculum collaboration with international institutions.

        On November 5, 2015, one of our shareholders, RYB Education Limited, entered into a Note Purchase Agreement with Ascendent Rainbow (Cayman) Limited to issue secured exchangeable redeemable notes with a principle amount of US$51.7 million. In connection with this transaction, we entered into an Onshore Share Pledge Agreement, pursuant to which we pledged 100% equity interest of Beijing Technology in favor of Ascendent Rainbow (Cayman) Limited.

        Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2016.

Off-Balance Sheet Commitments and Arrangements

        We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder's equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Holding Company Structure

        RYB Education, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiary, our consolidated variable interest entity and its subsidiaries in China. As a result, RYB Education, Inc.'s ability to pay dividends depends upon dividends paid by our PRC subsidiary. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiary and our consolidated variable interest entity in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our consolidated variable interest entity may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary has not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Inflation

        Inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2014, 2015 and 2016 were increases of 1.5%, 1.6% and 2.1%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

        Foreign currency risk arises from future commercial transactions and recognized assets and liabilities. A significant portion of our revenue-generating transactions and expense-related transactions are denominated in Renminbi, which is the functional currency of our subsidiary, VIE and its subsidiaries in China. We do not hedge against currency risk.

        The value of Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010. On August 11, 2015, the PBOC announced plans to improve the central parity rate of the Renminbi against the U.S. dollar by authorizing market-makers to provide parity to the China Foreign Exchange Trading Center operated by the PBOC with reference to the interbank foreign exchange market closing rate of the previous day, the supply and demand for foreign currencies as well as changes in exchange rates of major international currencies. Effective from October 1, 2016, the International Monetary Fund added Renminbi to its Special Drawing Rights currency basket. Such change and additional future changes may increase volatility in the trading value of the Renminbi against foreign currencies. The PRC government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

        To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

        As of December 31, 2016, we had Renminbi-denominated cash and cash equivalents, accrued expenses and other current liabilities and deferred revenue of RMB314 million, RMB253 million and RMB206 million, respectively. A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2016 would result in a decrease of US$4 million in cash and cash equivalents. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2016 would result in an increase of US$4 million and US$3 million in accrued expenses and other current liabilities and deferred revenue, respectively.

Interest Rate Risk

        Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

Internal Control Over Financial Reporting

        Prior to this offering, we were a private company with limited accounting personnel and other resources to address our internal controls and procedures. However, in connection with the audits of our consolidated financial statements as of December 31, 2014, 2015 and 2016, we and our independent accountant identified two "material weaknesses" in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other control deficiencies. A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

        The material weaknesses identified related to (i) our lack of accounting personnel with appropriate knowledge of U.S. GAAP and (ii) our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP.

        In May 2017, we appointed Ms. Ping Wei as our Chief Financial Officer. Ms. Wei is a member of the American Institute of Certified Public Accountants and has rich experience in senior finance positions of multiple public companies listed in the United States. We are also in the process of implementing a number of additional measures, including: (i) developing a set of comprehensive accounting manuals, (ii) implementing comprehensive key controls over period end reporting processes, (iii) organizing regular internal U.S. GAAP trainings, (iv) forming a financial reporting team with experienced managers and staff with appropriate accounting and system knowledge to develop a more comprehensive and integrated financial and operating reporting system, and (v) establishing an internal control team to ensure the accuracy and timeliness of the financial reporting.

        However, we cannot assure you that we will remediate our material weaknesses in a timely manner. See "Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected."

        As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company's internal control over financial reporting.

Recent Accounting Pronouncements

        In May 2014, Financial Accounting Standards Board, or FASB, issued Accounting Standards Updates, or ASU, 2014-09, Revenue from Contracts with Customers (Topic 606), to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards. An entity has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. ASU2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2016, and early adoption is not permitted. In August 2015, FASB updated this standard to ASU 2015-14, the amendments in this Update defer the effective date of Update 2014-09, that the Update should be applied to annual reporting periods beginning after December 15, 2017 and earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We do not plan to early adopt this guidance, and we are in the process of assessing the impact of this ASU on our consolidated financial statements.

        In February 2016, FASB issued ASU 2016-02 related to Leases. Under the new guidance, lessees will be required to recognize all leases (with the exception of short-term leases) at the commencement date including a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Lessees (for capital and operating leases) and must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees may not apply a full retrospective transition approach. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year entity). Early application is permitted. We are in the process of evaluating the impact of the standard on our consolidated financial statements.

        In May 2016, FASB issued ASU 2016-12 Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The amendments in this Update do not change the core principle of the guidance in Topic 606. Rather, the amendments in this Update affect only the narrow aspects of Topic 606. The areas improved include: (1) Assessing the Collectability Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1; (2) Presentation of Sales Taxes and Other Similar Taxes Collected from Customers; (3) Noncash Consideration; (4) Contract Modifications at Transition; (5) Completed Contracts at Transition; and (6) Technical Correction. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). We are in the process of assessing the impact of this ASU on our consolidated financial statements.

        In January 2017, FASB issued ASU No. 2017-04: Simplifying the Test for Goodwill Impairment. Under the new accounting guidance, an entity will no longer determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will perform its goodwill impairment tests by comparing the fair value of a reporting unit with its carrying amount. An entity will recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value but not to exceed the total amount of the goodwill of the reporting unit. In addition, an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment, if applicable. The provisions of the new accounting guidance are required to be applied prospectively. The new accounting guidance is effective for our company for goodwill impairment tests performed in fiscal years beginning after December 15, 2019. Early adoption is permitted for goodwill impairment tests performed after January 1, 2017. We are in the process of assessing the impact on our consolidated financial statements from the adoption of the new guidance.

INDUSTRY

Overview of the Education System in China

        China's education system primarily consists of two main categories: formal education and informal education. Formal education is divided into sub-categories such as fundamental education (also known as K-12 education), higher education, secondary vocational education, with students being issued official certificates or diplomas from the governmental authorities regulating the education industry upon their completion of the education program. As an important supplement to formal education, informal education offers a variety of training and learning courses and programs where students receive completion certificates that are not officially recognized by governmental authorities.

        The diagram below illustrates the general landscape and main segments of the contemporary education system in China:

Illustration of China's Education System

Source: Frost & Sullivan Report

*
Note: within formal education system, the illustration only covers regular formal education, while adult education, which belongs to formal education according to MOE's classification, is not specifically covered.

Early Childhood Education Market in China

        Early childhood education is an important component in the overall education system in China, laying the foundation for all subsequent education programs. Early childhood education in China can be categorized into formal education and informal education: Formal education is conducted in kindergartens and informal education consists of formative education taught in play-and-learn centers and at-home education. Students that are 2 to 6 years old can be enrolled in kindergartens as full-time students and all kindergartens are regulated by the governmental authorities in China. In addition, parents sometimes send their 0-6-year-old children to play-and-learn centers, which supplements formal education by promoting the development of children and preparing them for their entry to kindergartens or primary schools. Unlike kindergartens, educational content in play-and-learn centers are customarily designed for part-time study and family members typically accompany students during the classes.

        Early childhood education in China has experienced rapid growth. According to the Frost & Sullivan Report, the market size of early childhood education service in China, as measured by revenue, grew from RMB179.1 billion in 2011 to RMB470.9 billion in 2016. The market size is expected to continue to grow substantially and reach RMB918.4 billion by 2021, representing a CAGR of 14.3% from 2016 to 2021.

Total early childhood education service revenue in China

(RMB in billions)

Source: Frost & Sullivan Report

Note: Revenue of early childhood education includes, among other things, tuition fees, sales of educational goods and services and government subsidies.

        We believe the following factors have contributed to, and are expected to continue to fuel, the growth of the overall early childhood education industry in China:

  •
  Positive impact of new population policies.  The One-child Policy was the key population policy in China until it was gradually phased out in the early 2010s. Starting in 2011, the government started to relax the One-child Policy and implemented in 2015 the Two-child Policy to allow each family to have two children. This new policy is expected to stimulate population growth in the 0-6 age group, from 99 million in 2016 to 112 million by 2021, according to the Frost & Sullivan Report.

  •
  Supportive macroeconomic conditions in China.  In addition to Chinese families' historical and cultural emphasis on education and self-improvement, urban citizens are increasingly recognizing that quality education leads to greater rewards in terms of income and career opportunities, and the following macroeconomic conditions in China are collectively enhancing their willingness and ability to invest in early childhood education for their children.

  •
  Steady urbanization.  Due to the rapid economic development of China and the influx of migrants from rural areas to developed areas, China's urban population has been steadily increasing, spurring the growth of early childhood education in urban areas. According to the Frost & Sullivan Report, from 2011 to 2016, China's urban population increased from 690.8 million to 793.0 million. During the same period, the urbanization rate in China increased from 51.3% to 57.3%. The Frost & Sullivan Report forecasts that by 2021, China's urban population is expected to reach 912.8 million, reaching 64.1% urbanization rate.

    •
    Emerging middle class.  The emerging middle class in China underpins the strong demand for early childhood education as this population pays more attention to the education of their children. The expanding, affluent middle class and above population is expected to grow from approximately 723 million in 2016 to approximately 980 million by 2021, according to the Frost & Sullivan Report.

    •
    Growing disposable income.  Growing purchasing power and disposable income has been a major force behind the improvement in quality of life for the Chinese population. China's per capita disposable income is expected to grow from approximately RMB24 thousand in 2016 to approximately RMB37 thousand by 2021, according to the Frost & Sullivan Report.

Private Kindergarten Market in China

        The size of the overall kindergarten market in China is significant. As of December 31, 2016, there are over 237,000 kindergartens in China with over 44.1 million student enrollment, according to the Frost & Sullivan Report. Within the kindergarten market, a majority of facilities are private kindergartens funded by non-state owned entities and individuals. As of December 31, 2016, there were approximately 147,000 private kindergartens with over 24.4 million student enrollment in China. As of December 31, 2016, only approximately 75.1% of the total preschool-age population attended kindergartens, among which approximately 41.5% attend private kindergartens and the remaining 33.6% attend public kindergartens. According to the 13th five-year-plan of the education industry in China, the kindergarten enrollment rate is expected to reach approximately 85% of the total preschool-age population by 2020. Along with the growth in overall kindergarten enrollment, the private kindergarten market is also expected to grow substantially both in terms of student enrollment and penetration rate. As illustrated by the following chart, student enrollment in private kindergartens in China is expected to grow to 34.0 million by 2021, with a CAGR of 6.9% from 2016 to 2021.

Total student enrollment in private kindergartens in China

(Millions)

Source: Frost & Sullivan Report
Note: Student enrollment in private kindergartens refers to total number of full-time students registered with each kindergarten in a academic year.

        Total revenue from the private kindergarten market in China has also shown rapid growth, reaching RMB116.1 billion in 2016, and is expected to reach RMB235.6 billion by 2021, representing a CAGR of 15.2% from 2016 to 2021, according to the Frost & Sullivan Report:

Total revenue of private kindergartens in China

(RMB in billions)

Source: Frost & Sullivan Report

Note: Revenue of private kindergartens includes, among other things, tuition fees, government appropriation and subsidies.

        In addition to the aforementioned macroeconomic factors that are driving the overall early childhood education industry in China, the following trends also contribute to the growth and development of the private kindergarten market:

  •
  Private kindergarten education is increasingly welcomed by Chinese parents. Public kindergartens are subject to governmental requirements in terms of curriculum design and headcount control and they rely heavily on public funding support. In contrast, private kindergartens are believed to be more service-oriented with greater motivation to react to market demands and make improvements, have more diversified and international cultural exposure and are more flexible in adopting educational innovations. Chinese parents are therefore increasingly willing to pay for the education services offered by private kindergartens and this preference is underpinned by the stronger buying power of Chinese parents.

  •
  Imbalanced supply and demand for kindergarten education in China and government expenditure constraints present market opportunities for private kindergartens. As of 2016, compared with developed countries, China lagged behind in terms of public expenditure on education as a percentage of the GDP. Owing to the large movement of population from rural to urban areas, government funding may become highly constrained in certain areas where the school-age population outgrows the fiscal budget, which leaves private kindergartens with great opportunities to fill the gap of insufficient supply.

  •
  Over recent years, the PRC government has issued a series of favorable policies and regulations aimed at encouraging investment in private kindergartens in China. Among other things, the PRC government has announced its support for both private and public kindergarten education in China's National Medium-to-Long Term Educational Reform and Development Plan (2010-2020) and implemented various subsidies to promote the healthy growth of private education in many aspects such as incentives related to tuition fees, property rent and tax.

        In terms of market landscape, according to the Frost & Sullivan Report, currently most private kindergartens in China are operated by small local operators, and only a limited number of well-managed private kindergarten operators have adopted a cross-regional model by focusing on building a network of branded kindergartens that includes both self-operated and franchise facilities. These well-managed operators are capable of leveraging their extensive experience in all aspects of direct operation and provide franchisees with operational experience and expertise, thus ensuring quality while replicating their teaching model and quickly expanding their network. The private kindergarten market itself is highly fragmented, and local operators typically face scale limits because each kindergarten is only capable of accommodating limited number of students. Among the few nationwide brands of private kindergartens, the top five private kindergarten operators in aggregate accounted for merely 1.3% market share in terms of total revenue in 2016. Among these operators, RYB was the largest private kindergarten operator in terms of revenue and accounted for 0.4% market share in the private kindergarten market. As a result, there are opportunities for market consolidation as the private kindergarten market continues to develop.

Play-and-Learn Center Market in China

        The play-and-learn center market in China, as an effective supplement to the formal education delivered in kindergartens, is also large and growing rapidly. RYB is the pioneer of the model, opening the first age 0-6 play-and-learn center in China in 1998. In recent years, play-and-learn centers have increasingly been opened nationwide in China, especially in eastern coastal regions and densely populated provinces. According to the Frost & Sullivan Report, as of December 31, 2016, there were approximately 60,500 play-and-learn centers with over 15.8 million active student enrollment in China. As illustrated by the chart below, active student enrollment in play-and-learn centers in China is expected to grow from 15.8 million in 2016 to 27.3 million by 2021, representing a CAGR of 11.5%.

Total student enrollment in play-and-learn centers in China

(Millions)

Source: Frost & Sullivan Report
Note: Student enrollment in play-and-learn centers refers to total number of registered students who hold valid membership at the end of each calendar year.

        Total revenue from the play-and-learn center education service market in China has also grown rapidly, with total revenue growing from RMB53.2 billion in 2011 to RMB127.9 billion in 2016, and is expected to reach RMB269.4 billion by 2021, representing a CAGR of 16.1% from 2016 to 2021, according to the Frost & Sullivan Report:

Total revenue of play-and-learn center education service in China

(RMB in billions)

Source: Frost & Sullivan Report

Note: Revenue of play-and-learn centers refers to the annual turnover generated from two parts: (i) from children and family members, including course fees, membership fees, sales of education toy and teaching aid; and (ii) from franchisees, including one-time franchise fee and recurring service fees.

        The factors and trends that drive the overall early childhood education industry in China and private kindergarten market similarly promote the growth of the play-and-learn center market. In addition, there has been an increasing demand for extracurricular early childhood education and interactive activities. In recent years, Chinese families have also shown stronger interest in preparatory courses to better prepare children for entry into kindergartens and primary schools.

        According to the Frost & Sullivan Report, the play-and-learn center market in China is fragmented with only a few established nationwide brands and a large number of small local operators, and the franchise model is widely used by large play-and-learn center brands. According to the Frost & Sullivan Report, the top five play-and-learn center brands in aggregate accounted for only 0.23% of the market share in terms of revenue in 2016. RYB, as the largest play-and-learn center operator in terms of revenue, account for 0.13% of the total market. Due to the uneven geographic distribution of play-and-learn centers that correlates with regional economy and population density, the national average of play-and-learn center coverage (0.6 play-and-learn centers per 1,000 children) lags behind the tier-1 city average (2.5 play-and-learn centers per 1,000 children). There remains great potential in the play-and-learn center market both in terms of market consolidation and penetration into lower-tier cities.

Early Childhood At-home Educational Merchandise Market

        With the overall early childhood education industry becoming more developed and segmented, Chinese families have natural demand for high quality and diverse early childhood at-home educational merchandise. Early childhood at-home education merchandise is complementary to the education conducted at kindergartens and play-and-learn centers and is an extension of the kindergarten and play-and-learn center curriculum. During family time, professionally designed early childhood at-home education products foster closer and guided interactions between children and parents who typically lack teaching experience.

        Early childhood at-home educational merchandise include a broad array of products, such as at-home educational packets, teaching aids and educational toys. Major players in the early childhood education market are expected to benefit from the great opportunity in this market by expanding their product and service offerings. The at-home educational product market in China grew steadily from 2011 to 2016, with total revenue from at-home educational products growing from RMB8.0 billion in 2011 to RMB20.8 billion in 2016, and is expected to reach RMB48.1 billion by 2021, representing a CAGR of 18.3% from 2016 to 2021, according to the Frost & Sullivan Report:

Total revenue of age 0-6 at-home educational product market in China

(RMB in billions)

Source: Frost & Sullivan Report

Note: Revenue of age 0-6 at-home educational product market in China refers to sales of educational materials, educational toys and teaching aids targeting at children aged from 0 to 6 years old.

"Direct plus Franchise" Business Model for Kindergartens and Play-and-Learn Centers

        The "direct plus franchise" business model has been adopted by sizeable operators of private kindergartens or play-and-learn centers in China. These operators typically build their directly operated facilities as flagship models to guide the regional rollout of additional facilities through the franchise model and charge the franchisees franchise fees as well as variable recurring fees for ongoing services. This business model is capable of supporting the quick and sustainable expansion of these operators in the early childhood education industry for several reasons:

  •
  Asset light and standardized operation.  The franchise model is asset light and cost efficient as compared to the pure direct operation model. The experiences and expertise accumulated during direct operation can be shared with the franchisees to ensure standardized service quality and operational management.

  •
  Fast expansion and penetration.  The "direct plus franchise" model enables the operators to quickly expand and penetrate into wide geographic coverage and establish brand recognition. Franchisees are more adaptive to the fragmented and localized education needs.

  •
  Efficiency in localized competition.  While retaining centralized supervision on service quality and standards, through the adoption of this model, the operators leave sufficient independence for the franchisees to stay nimble in adapting to local market conditions, make localized operational decisions and actively compete in local markets.

        In the early childhood education industry, commonly perceived challenges associated with the pure franchise model include attracting and retaining high-quality franchisees, maintaining consistent service quality across the network of directly operated and franchise facilities, incentivizing the franchisees to continue to invest and upgrade, and creating additional revenue channels beyond fixed franchise fees. RYB has been successful in operating under the "direct plus franchise" model and has established a proven track record of addressing these challenges.

Key Trends in the Early Childhood Education Industry in China

        Quality operators in the early childhood education industry in China are expected to benefit from the following market trends and opportunities:

  •
  Market consolidation.  The top five players in the private kindergarten and play-and-learn center markets only accounted for an insignificant market share in their respective markets in China. Given the large potential of economies of scale, China's early childhood education industry has great potential for consolidation, and the industry leaders that are best equipped with cross-regional management capabilities and premium service quality are more likely to gain further market share and improve operating efficiency.

  •
  Increasing demand for qualified teachers.  The fast expansion of the early childhood education industry will also drive up the demand for qualified teachers who are experienced in kindergarten and play-and-learn center curricula and teaching methodology, which will in turn cultivate the development of teacher training institutes that specialize in early childhood education.

  •
  Greater demand for more diversified and higher quality curriculum.  The increased buying power of Chinese parents and their willingness to invest in their children's education have also been reflected in their demand for higher quality, individualized and online-and-offline integrated curricula, especially in their focus on internationally accredited educational content with foreign cultural and language exposure.

  •
  Emerging early education opportunities.  Given the synergistic nature of the early education sub-segments, leading operators can leverage their network and expertise to expand service offerings to capture the following emerging opportunities, with the potential to become fully integrated early education service providers:

  •
  Further extension of education from kindergarten and play-and-learn centers to family.

  •
  Demand for bilingual kindergartens in line with affluent families' needs to explore premium education choices such as overseas schooling.

  •
  Growth potential in lower-tier cities and rural areas. As the per capita annual disposable income of rural residents is growing quickly, rural residents are beginning to pay more attention to their children's education and are willing to spend more on early childhood education.

  •
  Expansion opportunities in adjacent early childhood care and education segments. Adjacent early childhood care and education segments such as day care centers also exhibit tremendous demand and potential, and existing leading operators may utilize their network and experience and tap into these market segments.

BUSINESS

Overview

        We are the largest early childhood education services provider in China, as measured by annual total revenues in 2016, according to the Frost & Sullivan Report. We are a pioneer in the early childhood education market in China and opened the first play-and-learn center in China in 1998. In our nearly two decades of operating history, we have built the well-recognized "RYB" education brand and developed many education practices in China's early childhood education industry, and our substantial growth was powered by our industry-leading curriculum development capability and teacher training system. As of December 31, 2016, our nationwide teaching facility network covered approximately 250 cities and towns in 30 provinces and municipalities. Our comprehensive early childhood education solutions target 0-6-year-old children. We provide kindergarten services and play-and-learn center services, as well as at-home education products and services. Outside of our network, we license our separately developed courses, sell educational products and also provide kindergarten operation solutions through our Hong Shan Enable Alliance.

        Our kindergartens offer high-quality preschool education to 2-6-year-old children. Substantially all of the kindergartens within our network operate under our "RYB" brand. As of December 31, 2016, we directly operated 77 kindergartens and franchised additional 162 kindergartens, covering over 120 cities and towns in China. Our experience from directly operating kindergartens provides our franchisees with valuable guidance. To meet the growing demand for premium early childhood education in China, some of our kindergartens also provide Chinese-English bilingual curricula. As of December 31, 2016, we had 17,900 students enrolled in our directly operated kindergartens.

        Our play-and-learn centers offer flexible and engaging classes designed for the joint participation of 0-6-year-old children and their families to promote children's development and prepare them for kindergartens and primary schools. We operate a small number of play-and-learn centers directly as flagship models and expand our network predominantly through franchise. As of December 31, 2016, there were a total of 783 play-and-learn centers in our network. We provide educational content and related products to our franchisees, assist them in their facility establishment and offer ongoing training and guidance. We maintain strict criteria on franchisee selection, provide active ongoing training and closely monitor their service quality.

        To supplement our teaching services, we develop various educational products and services, such as teaching aids, educational toys and at-home education products and services. We promote and sell our self-developed and third party products and services through our franchisees and Hong Shan Enable Alliance participants for their further distribution and directly to a vast number of families.

        Our education philosophy emphasizes the integration of classroom teaching, at-home education and social interactions, and focuses on building a solid foundation for children's continued growth. Our self-developed curriculum covers the principal fields of early childhood education throughout the growth stages of 0-6-year-old children. Leveraging our strong research and development capabilities, we have been able to consistently develop and deliver high-quality, age-appropriate curricula.

        Our professional and high-quality teachers and principals and, more importantly, our established system to effectively train, develop and retain teaching staff and management talents underpin our high-quality education services. Almost all of our teachers have received professional training from colleges or other institutions in the areas of pedagogy, arts or language before joining us. Whether at our directly operated or franchise kindergartens, candidates must also go through our stringent selection, training and certification process before they can start teaching in our network. We provide our teachers with systematic and continuous training programs and career development opportunities.

        As a result of our highly recognized brand, high-quality curricula, superior service offerings, professional teaching staff, experienced management personnel and many years of commitment to early childhood education, our business has grown continually. The total number of kindergartens and play-and-learn centers in operation in our network grew from 627 as of December 31, 2014 to 1,022 as of December 31, 2016. Our net revenues increased from US$65.1 million in 2014 to US$82.9 million in 2015 and US$108.5 million in 2016. We recorded US$5.9 million net income in 2016 and US$1.3 million net loss in each of 2015 and 2014.

Our Mission and Vision

        Founded on the core values of "Care" and "Responsibility," RYB's mission is to provide individualized and age-appropriate education to nurture and stimulate each child for her or his self-betterment in life. Our vision is to build an ever-lasting education brand that closely connects classroom, family and society to best facilitate children's value and character building and life-long development.

Our Strengths

        We believe the following competitive strengths contribute to our success and differentiate us from our competitors.

Leading early childhood education brand in China with unparalleled, nationwide scale

        We are the largest early childhood education services provider in China, as measured by annual revenues in 2016, according to the Frost & Sullivan Report. Our nationwide teaching facility network covered approximately 250 cities and towns in 30 provinces or municipalities across China as of December 31, 2016. As of December 31, 2016, our network had 77 directly operated kindergartens and 162 franchise kindergartens. We had 17,900 students enrolled in our directly operated kindergartens as of December 31, 2016. We had 783 play-and-learn centers in our network as of December 31, 2016.

        We are a pioneer in the early childhood education market in China. We started the first play-and-learn center in China in 1998. During our two decades of operation, we have developed many education practices in China's early childhood education industry, such as integrated course offerings for 0-6-year-old children and the adoption and promotion of the parent-child education model. As of the date of this prospectus, we believe we are the only company in China with nationwide scale that offers a full spectrum of early childhood education products and services, including kindergarten, play-and-learn center education and at-home education products and services.

        We have established "RYB ( )" as a well-recognized brand in China. We were recognized by the China Private Education Association as "Outstanding Private Kindergarten" in 2009. The China Chain Store and Franchise Association recognized "RYB ( )" as an outstanding franchise brand in 2016, and we were one of only two early childhood education providers that received the highest quality ranking from the same organization.

Integrated and comprehensive curriculum

        We value the integrated effect of classroom teaching, at-home education and social interactions on child development, and focus on building a solid foundation for children's continued growth in our curriculum design and development.

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  Classroom teaching.  Our self-developed curriculum covers six principal education areas for 0-6-year-old children: development in language and communication skills, mathematics, cognitive capabilities, personality and emotional intelligence, physical fitness, and arts and creativity. Our curricula are comprehensive, highly integrated and tailored for each age group, and address their different needs and growth stages. Our play-and-learn center curricula also foster and encourage education through parent-child interactions. Since the education content offered in our kindergartens and play-and-learn centers is highly integrated, transition from our play-and-learn centers to our kindergartens is a seamless experience.

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  At-home education.  Our Zhu Dou brand is a well-recognized brand for at-home educational products in China. We develop and offer course packages—through our Zhu Dou mobile app or in the form of physical packages—that complement and enhance classroom teaching during at-home interactions between children and their parents. Since our classroom courses and at-home education content revolve around the same core design philosophy, our at-home educational products have become a natural extension of our classroom teaching and experience.

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  Social interactions.  The extracurricular activities that we organize further extend the education of our students beyond classrooms and homes. For example, we have ongoing nursing home visitation programs to help children develop their empathy, perspective on life, respect and responsibility. Our extracurricular activities are designed to build character and encourage children to interact with and learn from society in an engaging way.

        In addition, through our collaborations with international institutions such as Scholastic Inc. and The Music Class, we have further enriched our self-developed curriculum with the expertise of those globally renowned course developers.

        We believe we have the strongest early childhood educational content development team in the industry, with solid credentials, rich experience and an innovative spirit. Our research and development department is headed by renowned figures in the education industry and benefits from insights offered by a highly engaged advisory board of industry leaders, including Mr. Xiping Tao, the former general advisor of the Supervisory Board for China National Education and the honorary Chairman of the Asia-Pacific Regional Association of the United Nations Educational, Scientific and Cultural Organization. Over 92% of our research and development team members hold a bachelor's degree or above in education, and all team members have substantial teaching experience. Our research and development team consists of a group of specialists on early childhood education theory and methodology, as well as separate groups focusing on kindergarten courses, play-and-learn center courses, Zhu Dou app materials and Hong Shan Enable Alliance course materials. These groups collaborate with each other to ensure integrated course offerings and consistent user experiences.

        We are proud of our proven track record of consistently creating high-quality, multi-dimensional educational content. Since 2014, we have compiled and promoted more than 40 early childhood education books.

Best-in-class teaching staff, specialized in early childhood education

        We maintain high standards in selecting, certifying and training our teaching staff to ensure consistent educational quality. Almost all of our teachers have received professional training from colleges or other institutions in education, arts and language before joining us. Each candidate has to go through our stringent selection, orientation training and certification process before he or she can become one of our certified teachers. In addition, before joining us, a number of our teachers have gone through RYB co-sponsored programs with selected teachers' colleges where they studied. Through these co-sponsored programs, we provide these candidates with early exposure to our culture and teaching philosophy.

        Our teachers receive systematic, regular training from our early childhood education experts. Our franchisees and their facility principals must complete an intensive, three-week initial training at our headquarters, as well as continued annual training hosted by us. Under our partnership with Erikson Institute, or Erikson, a renowned U.S. graduate school in early childhood education, Erikson provides us with regular on-site and online teacher training; we also send selected teachers and principals to overseas training programs hosted by Erikson. In addition to formal training, we convene annual conferences for teachers to share their best practices, organize open classroom sessions to showcase star teachers' classes and regularly hold nationwide teaching contests to foster healthy competition and communication among teachers.

        We maintain a standardized internal evaluation process with clearly defined key performance indicators that encourage our teachers and other staff to improve their teaching skills and demeanor. Our structured career development plan helps us nurture and retain talent to support our continued expansion and incentivizes our home-grown teaching and management talent.

Established and highly standardized operations system to ensure service quality

        We strictly enforce our rigorous service standards across our network. Our standardized operations and management guidelines set forth service standards to be followed by teachers, principals, staff, franchisees, vendors and other participants in our network. The local presence of over 20 of our regional offices, combined with the work of our dedicated product and franchisee support teams and supervisory teams, helps ensure consistency in service quality across our network. As of December 31, 2016, we had a team of 46 franchise supervisors, who regularly visit and follow up with our franchisees in order to ensure that our quality requirements are complied with and offer support in improving teaching quality when needed. At the same time, we actively seek feedback from parents through surveys to monitor their levels of satisfaction.

        Our strong technology infrastructure provides the backbone to maintain consistency in our service quality. Our Whiteboard information system is designed to work as a nationwide course management platform and multimedia teaching tool in classrooms and serves as an efficient and secure channel for us to release curriculum content and upgrades. We have also developed a mobile app for parents of children attending our directly operated kindergartens, to keep them updated on kindergarten news, course progress updates and the performance and attendance of their children while allowing them to send their feedbacks conveniently to teachers and facility principals.

Highly scalable business model

        With a healthy mix of directly operated and franchise facilities, our network model enables rapid expansion while maintaining our level of service quality. We started our play-and-learn center business in 1998 and have expanded our geographic coverage to approximately 250 cities and towns in China as of December 31, 2016. The number of play-and-learn centers in our network has grown from 511 as of December 31, 2014, to 783 as of December 31, 2016. Almost all of our play-and-learn centers are operated by our franchisees.

        We have also seen a similarly rapid expansion of our kindergarten network. We have expanded our geographic coverage to 122 cities and towns in China as of December 31, 2016. The number of RYB kindergartens in our network has grown from 116 as of December 31, 2014, to 239 as of December 31, 2016. As of December 31, 2016, 67.8% of kindergartens were operated by our franchisees.

        Leveraging our expertise in early childhood education, we launched our Hong Shan Enable Alliance in July 2016, through which we license separately designed course materials to kindergartens outside of our network and provide kindergarten operation solutions. This new initiative is asset-light, and has already attracted 37 alliance participants in the first six months since the program's launch.

        In the course of our years of operation, we have established a strong early childhood education ecosystem that encompasses children, their parents, teachers, franchisees, suppliers and local communities, and connects the supply and demand sides of the industry. This ecosystem in turn boosts our network development.

Unique RYB culture and visionary and experienced management with a strong passion for education

        Fueled by our strong passion for early childhood education, we focus on providing education services with care and responsibility, and we keep our stakeholders and employees together and committed to our mission. Out of the 26 people who founded our company together 20 years ago, 11 of them remain shareholders, advisors, franchisees or managers of our company as of the date of this prospectus. A large number of our employees have spent almost their entire careers at our company, and have sent their children to our kindergartens or play-and-learn centers. Drawn by our culture, certain parents of our students have joined the RYB community and became our employees and even facility principals or franchisees.

        Members of our senior management team have, on average, over 20 years of experience in early childhood education. Our co-founders, Mr. Chimin Cao and Ms. Yanlai Shi, pioneered the first play-and-learn center in China in 1998. We believe that the extensive industry experience and strong commitment of our management team allow us to continue to execute our strategies to achieve a higher level of success.

Our Strategies

        We plan to pursue the following growth strategies to expand our business and further extend our leadership position in the early childhood education market in China.

Expand our teaching facility network

        In the 23 cities where we have directly operated kindergartens, we plan to open or acquire new ones at locations with suitable neighborhood environments and profit potential. We may also strategically enter new cities with high growth potential with our main "RYB" branded kindergartens, and may open more premium kindergartens in China, including high-end, international kindergartens. We target markets with large population, high household disposable income, favorable local education policies and relatively low coverage by competitors. When acquiring new facilities, we primarily target high-quality franchise kindergartens, both within and outside our network, and other private kindergartens with prime locations. We may also selectively acquire kindergartens overseas to further enhance our brand image and bring international best practices to our high-end kindergartens.

        In addition to adding new, directly operated kindergartens, we plan to leverage our brand image and standardized management system to expand our franchise network to increase our number of franchise kindergartens and play-and-learn centers.

        We will further leverage the scalability of our Hong Shan Enable Alliance to attract more alliance participants and export our courses to more kindergartens outside of our network. We believe this asset-light business model will help us to efficiently tap into the massive market of government-sponsored kindergartens at low cost.

Increase our student enrollment and enhance teacher qualities

        In addition to expanding our network size, we also plan to increase the capacity of our existing directly operated facilities to increase student enrollment. Through site planning optimization, we can increase the number of classrooms in our facilities and reasonably increase the number of students in each class, to the extent permitted by laws and regulations, without affecting student experience. We remain committed to attracting students to our existing facilities by implementing cost-effective marketing strategies, such as community-based activities. We may also consider increasing tuition fees of our directly operated teaching facilities and offering more complementary products and services to enable us to drive revenue growth and margin expansion.

        We will continue to attract, develop and retain high-quality teachers. We plan to further optimize our recruitment process by investing in specialty teacher training institutions that focus on early childhood education. We will also continue to implement rigorous teacher training and refine our promotion system across our network to develop and retain high-quality teachers.

Expand our curriculum and product offerings

        We will continue to refine the content of our existing curricula and develop new feature courses and extracurricular activities in response to parent feedback and market developments. Our course upgrades and development will improve our teaching quality and may create additional revenue streams through more course offerings and our related new course training and certification services. We will also launch more courses designed for kindergartens participating in our Hong Shan Enable Alliance.

        As an extension to our core course content, we plan to develop more early childhood education related products and study materials. We plan to further leverage our network of sales and distribution channels of our early childhood education related products and study materials. Targeting the general, at-home education market, we plan to launch more standalone products that can be used at home by 0-6-year-old children and parents, whether or not they take our classroom courses.

Selectively pursue strategic acquisition, investment and partnership opportunities

        In addition to acquisition of new teaching facilities, we also intend to capture new market opportunities through strategic acquisitions and investments. For instance, we may selectively invest in teacher training schools to transform them into institutions that specialize in teacher training for early childhood education, an under-served segment in China's current teacher training system. Such a teacher training system directly owned and operated by us will not only provide us with qualified teachers with low recruitment costs, it would also generate additional training revenue. We will also explore investment opportunities in the at-home education product sector through acquisitions of or investments in education product designers and manufacturers.

        We expect to further develop our ecosystem around early childhood education through partnerships and alliances. For example, we intend to deepen our collaborations with overseas partners like Scholastic Inc., The Music Class and the Erikson Institute, attract more foreign talent, and explore cooperation opportunities with international teaching aid and educational toy developers and vendors. Leveraging our experience and expertise, we may also enter into adjacent verticals such as child-care services.

Improve our technology infrastructure to strengthen centralized network management

        We plan to strengthen our centralized quality control system for better supervision of each kindergarten and play-and-learn center in our network and optimize our teacher management system of online teacher certification and credential display. We will further enhance our technologies throughout the teaching process, including online course preparation, online teaching assistance and post-class feedback, thus strengthening interactions among teachers, parents and our central management. Our continued investment in and upgrading of our mobile apps (such as Zhu Dou) can bring about more direct interactions between us and parents, our end customers. Such direct interactions can provide us with valuable insights into customer needs and e-commerce revenue streams, as well as access to a vast body of data. Our further analysis and effective use of the data that we collect would help us better serve, engage, interact with and retain our students and their parents.

Our Early Childhood Education Network and Alliance

        We are a pioneer in the early childhood education market in China, with two decades of experience. We directly operate and franchise kindergartens and play-and-learn centers across the country. Our networks of kindergartens and play-and-learn centers are the largest in China, as measured by revenue in 2016, according to the Frost & Sullivan Report. In addition, we also launched the Hong Shan Enable Alliance to license separately developed kindergarten courses, and offer operational solutions through alliance participants, to kindergartens outside of our network.

Kindergartens

        Our kindergartens serve 2-6-year-old children. Each kindergarten normally houses classrooms, playgrounds and multi-function rooms that can serve as music classrooms, conference rooms and indoor activity areas. A typical kindergarten in our network occupies approximately 2,500 square meters of land with approximately 3,000 square meters of indoor floor area.

        When we launch a new directly operated kindergarten, the preparation period between handover of the leased property from the landlord to us and the facility opening typically lasts six to ten months. In a typical case, it takes a kindergarten another three to four years of operation to ramp up student enrollment to near its capacity. For such reason we refer to a kindergarten with over four years of operating history as a mature kindergarten.

        We opened 8, 12 and 15 new directly operated kindergartens in 2014, 2015 and 2016, and the number of our mature kindergartens increased from 16 in 2014 to 23 in 2015 and 32 in 2016, out of a total of 50, 62 and 77 kindergartens in operations for the respective years.

        The diagram below illustrates the typical steps in the establishment of a new kindergarten.

        As of December 31, 2016, we had 77 directly operated and 162 franchise kindergartens in operation in 25 provinces in China; we had 235 franchise kindergartens that had not yet started student enrollment as of June 12, 2017. Total student enrollment and total teaching staff at our directly operated kindergartens was 17,900 and 2,494 as of December 31, 2016, respectively. The following map sets forth the geographic coverage of our kindergartens in operation as of December 31, 2016.

        The locations of our kindergartens are carefully planned based on a number of specific factors, including the estimated population of 2-6-year-old children and the number of competitors, as well as the spending power of families in the neighborhood. We follow the guidelines of local education authorities in determining the size of each class and adjust each kindergarten's number of classes according to the demand in the relevant local market.

        Most of our kindergartens are operated under the "RYB ( )" brand. All of them teach our core curricula, with some variations in feature course offerings tailored to local needs, and most of them also teach Scholastic Early-age English. The tuition fees of our kindergartens vary across our network, mostly in accordance with the spending power of local communities.

        In addition, to serve the growing demand for bilingual, premium, early childhood education in China, some of our kindergartens also provide Chinese-English bilingual curricula.

Play-and-learn centers

        Our play-and-learn centers offer flexible and engaging classes, designed for joint participation by 0-6-year-old children and their family members, to promote the children's development and prepare them for their entry into kindergartens or primary schools.

        Our typical play-and-learn centers occupy 500 to 800 square meters of indoor floor area, with classrooms and caregiver waiting zones.

        We operate a small number of facilities directly as flagship models and have expanded our network primarily with franchise play-and-learn centers. As of December 31, 2016, there were a total of 783 play-and-learn centers in operation in our network. The following map sets forth the geographic coverage of our play-and-learn centers in operation as of December 31, 2016.

        We consider similar factors when selecting sites for play-and-learn centers as for our kindergartens. With more flexibility in class schedule and course fee arrangement, play-and-learn centers generally can cover a wider geographic area and attract families at different income levels, as compared to kindergartens.

Network control

        We apply stringent standards in franchisee selection. The diagram below illustrates the key steps of our franchisee selection process.

        We expect all of our franchisees to be committed to early childhood education and share our vision, and we employ stringent selection standards in evaluating franchisee candidates. For kindergarten franchisees, we prefer candidates with substantial experience in preschool education. For play-and-learn center franchisees, we favor candidates who are equipped with experience in business operations and sales. Upon joining our network, a franchisee receives our standardized operation manual with detailed requirements that the franchisee must follow. Our franchisees are required to establish and implement proper human resources management, financial reporting and other policies and procedures. We require our franchisees and their facility principals to undergo training regularly.

        We strive to maintain high service quality consistently at our franchise teaching facilities. The layout and interior design of each facility is determined by our headquarters in order to ensure a safe teaching and playing environment.

        We also share our standards and recommendations with respect to teachers and staff recruiting with our franchisees to help them identify suitable candidates. We require all recruited teachers to go through our orientation, training and certification process before they can be certified and qualified to teach in our network.

        We require every class to be taught in accordance with our curricula and teaching guidance. Our centralized whiteboard system stores and displays recorded teaching videos from our model teachers for others to follow. Our franchise supervisors visit and follow up with our franchisees regularly in order to ensure that our requirements are complied with and to offer support in improving teaching quality when needed.

        We also actively seek feedback directly from parents, through both online and offline channels. We have developed a mobile app for our directly operated kindergartens that allows parents to send their feedback to teachers and facility principals conveniently on their mobile devices. In addition, we operate a national customer service hotline at our headquarters so that parents can reach out to us directly.

        Our efforts to ensure high-quality and consistent service delivery across our network extend to the suppliers of teaching tools, educational toys and other products. We require our franchisees to purchase certain goods, including teaching aids, student uniforms, school bags and other educational merchandise, exclusively from us or from vendors approved by us.

Hong Shan Enable Alliance

        To leverage our expertise in early childhood education, we launched our Hong Shan Enable Alliance in July 2016. Under this new business model, we license separately developed kindergarten courses, sell educational products and offer operational solutions through alliance participants to kindergartens outside of our network. We mainly authorize each of our alliance participants to use and/or distribute our courses and/or products to kindergartens within a designated geographic area.

Revenue contributions from our Hong Shan Enable Alliance business were insignificant as of December 31, 2016.

        We expect to reach a vast population of 0-6-year-old children across China with this capital efficient and scalable model. During the first six months after its launch, the Hong Shan Enable Alliance attracted 37 alliance participants covering 37 licensed regions. As of December 31, 2016, 52 kindergartens had purchased Hong Shan Enable Alliance courses to replace or supplement their own course materials.

Our Products and Services

        We offer a full spectrum of early childhood education services and products at our directly operated teaching facilities, and provide course content, training, support and guidance and other services to our franchisees and licensees. Additionally, we also develop and sell early childhood education products and other products and services in adjacent markets.

Services at our directly operated kindergartens and play-and-learn centers

        We offer high-quality preschool education to 2-6-year-old children at our directly operated kindergartens, including our mandatory core curricula and feature courses. Tuition fees at our directly operated kindergartens are charged by month of enrollment. Other than certain inclusive kindergartens where tuitions are specifically capped by local regulators to provide affordable education, tuition fee levels at our directly operated kindergartens range from RMB900 to RMB5,000 per month for most classes and RMB5,000 to RMB10,000 per month for classes with premium content.

        We also hire bilingual teachers and, in some premium classes, foreign teachers, to teach classes in English at some of our kindergartens to cater to the growing demand in China to develop children's foreign language skills at early ages.

        In play-and-learn centers, our curriculum aims to encourage interactions between 0-6-year-old children and their family members, promote physical, intellectual and emotional development of the children, and prepare these children for their entry into kindergartens or primary schools. Courses offered at play-and-learn centers include play and explore, talent talk shows, The Music Class, intelligence cultivation, as well as transition to kindergartens and primary schools. Play-and-learn centers charge students by sessions attended. Parents purchase prepaid cards for classes, with credit typically ranging from 48 sessions to 150 sessions in most play-and-learn centers. Each session typically lasts forty to fifty minutes. Those pre-paid session cards normally have set expiration dates. For example, a 96-session prepaid card generally has a term of one year, and any unused sessions will expire at the end of the one-year term. The per-session price varies across the country for prepaid cards with different number of sessions, ranging from approximately RMB100 to approximately RMB400.

        We allow refunds of tuition fees in certain circumstances. Where there are specific requirements by local education bureaus, we follow their guidance. For kindergartens for which no local requirement exists, if a child does not attend classes for a whole calendar month, we allow a refund of 50% of the tuition fee for that month; and if a child only attends classes for five days or less in a month, we allow a refund of 25% of the tuition fee for that month. For play-and-learn centers, we allow full refund within seven days of purchase of the course cards. After that seven-day period, we allow a refund for unused sessions (after deducting certain processing fees) if customers have only used less than half of the total sessions that they purchased; we do not offer any refund if 50% or more of the total sessions purchased have been used.

        As with other education service providers, our tuition fee revenues are affected by seasonality. Due to the winter holidays and the summer vacation, we typically generate lower revenue from tuition fees in the first and third calendar quarters.

Products and services provided to our kindergarten and play-and-learn center franchisees

        We provide course content, training, support and guidance, and other services to our franchisees. After franchisees are qualified to join our network, we work with them in selecting suitable premises for their kindergartens or play-and-learn centers. We then provide an interior design plan for each new facility to ensure the safety of children and maintain consistency in facility design. Although franchisees make their own hiring decisions, we share with them our recruiting standards and recommendations. Every teacher at our franchise teaching facilities is required to go through a training of at least three weeks at our headquarters and pass our rigorous qualification exam before being certified to teach in our network.

        Teachers at our franchise teaching facilities have access to our digital white board course management system to receive course content from us (or, in certain cases, detailed, paper-based teaching plans) with practical and useful classroom teaching guidance and suggestions.

        In addition, our franchise supervisors, who are usually experienced teachers or teaching facility principals, visit and follow up closely with our franchisees to monitor teaching facilities' service quality and offer professional advice on various topics ranging from marketing solutions, recruiting initiatives and interactions with parents to teaching facility upgrade plans.

        Our typical franchise agreements have terms of five years for kindergartens and three years for play-and-learn centers, and are renewable with our consent and payment of a renewal fee. These franchise agreements set out in detail what services we provide and the fee level for such services. At the start of each franchise relationship, we charge the franchisee a one-time initial franchise fee, a first-year annual franchise fee and an initial merchandise fee. During the term of the franchise, we charge each franchisee recurring annual franchise fees for the use of our brand and core course materials and one advice session per year and other fees for routine services, such as training for teachers and facility principals as well as miscellaneous fees for other products and services. These fees vary from facility to facility due to differences in local spending powers. The table below sets out the fees we charge for a typical franchise teaching facility:

Type of fee	Timing/frequency
Initial franchise fee	Start of franchise
Annual franchise fee	Annually
Franchise renewal fee	Renewal of franchise (every five years for kindergartens and every three years for play-and-learn centers)
Training service fees	On an as-needed basis when new courses or course updates are released
Additional supervision and support service fee	On an as-needed basis
Feature course fee	On an as-needed basis
Initial merchandise fee	Start of franchise
Recurring merchandise fee	On an as-needed basis
Facility design fee	Start of franchise or renovation of facility

        Many franchisees prosper within our network, and Mr. Hongsheng Li is one good example. Mr. Li joined our network to operate a franchise play-and-learn center in 2009 and then a kindergarten in 2013. The kindergarten Mr. Li invested in is a top-tier facility in its local market sited on 13,000 square meters of land. Before joining us as a franchisee, Mr. Li was the principal of a vocational college in

Hunan Province, where he gained extensive experience in school operation and management. According to Mr. Li, he committed himself to an RYB franchise mainly because of RYB's reputation and RYB's capabilities in integrated and consistent operation of play-and-learn centers and kindergartens. By the end of 2016, Mr. Li owned two RYB play-and-learn centers and one RYB kindergarten.

        As of December 31, 2016, we had a total of 935 franchise facilities. We believe our franchise business model not only helps franchisees achieve personal success, it also increasingly adds value to our own business and reputation.

        As a result of our comprehensive support of their operations, we maintain a high franchisee retention rate. Among the 150 franchise play-and-learn centers whose franchise agreements expired in 2016, 141 of them elected to renew their agreement with us.

Products and services offered through the Hong Shan Enable Alliance

        Under the Hong Shan Enable Alliance, we license separately designed Hong Shan Enable Alliance course materials, sell other products, and provide operational solutions to kindergartens outside of our network.

        We typically promote these products and services through our Hong Shan Enable Alliance participants, and less often license courses and operational solutions directly to kindergartens out of our network. We authorize our Hong Shan Enable Alliance participants to use and/or distribute our courses to kindergartens within a designated geographic area. When an alliance participant joins the Hong Shan Enable Alliance, we charge that participant a one-time fee for the initial term of five years, based on the volume of course materials estimated to be licensed within such a designated geographic area and the participant's initial training and orientations.

Product and service extensions

        To supplement our classroom teaching and reach a wider customer base beyond our networks, we launched Zhu Dou Parenting products in September 2011. It includes a Zhu Dou mobile app, where parents can access educational animations, cartoons and lectures for free or for a small fee, as well as a variety of at-home education products that can be separately sold to parents.

        We also distribute educational merchandise such as teaching aids, educational toys, at-home educational products and school uniforms through our franchisees and Hong Shan Enable Alliance participants. We maintain high standards when we procure educational merchandise from vendors to ensure that the products are well designed, meet relevant industrial standards and appeal to the target age group. In addition to leveraging our internal product design capabilities, we work with educational merchandise designers and/or vendors to design or refine the products that best fit our requirements.

        We have established Qingtian Youpin, an e-commerce platform for high-quality maternity and children's products from overseas. These products are not only available online, but are also sold in our numerous teaching facilities across the country.

Our Curriculum and R&D Capability

Our curriculum

        Our kindergarten curriculum consists of our self-developed Multi-Dimension Education Courses, which cover the six principal fields of early childhood education, preparation for entry into kindergartens and primary schools, Scholastic Early-age English, and certain feature courses.

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  Multi-Dimension Education Courses.  Following the PRC Kindergarten Education Guidance Outline and referencing North American and European education methods, these courses cover six principal fields in early childhood education: language and communication skills, mathematics, cognitive capabilities, personality and emotional intelligence, physical fitness, and art and creativity. In addition to the courses in the six core fields, we also provide courses on moral behavior and habits, as we cherish healthy personalities as much as intelligence and physical well-being of our students.

    All these courses are designed in an age appropriate fashion. For example, we integrate our educational goals into games for children aged 3-4, while for students above 5 years old, we add in more content in the format of reading or social interactions.

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  Feature Courses.  We also offer feature courses with particular training goals to help children further develop in specific areas, such as public speaking, arts and creativity. Specifically, our feature courses include little engineer, little speaker and little artist.

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  Little Engineer. This engineering simulation course helps develop children's creativity, problem solving ability, perceptual reasoning and teamwork spirits through toy brick building.

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  Little Speaker. This program provides children with public speaking opportunities. It emboldens children to speak in public, trains their gestures and postures, encourages them to express their opinions and arouses their social awareness.

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  Little Artist. This course aims to cultivate the appreciation of arts and creativity of the children through arts and crafts classes.

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  Scholastic Early-age English Courses.  The Scholastic Inc.'s English courses are designed to help children build their language literacy at an early age.

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  Transition to Kindergartens and Primary Schools.  At the beginning of a child's enrollment at our kindergartens, we offer he or she transition classes to ease him or her into the new environment and class activities. Before students leave our kindergartens for primary schools, they can take our transitional math and language classes to help them better integrate into formal education.

        We primarily offer the following courses at our play-and-learn centers:

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  i Play.  This course aims to develop the basic sensory experience of the world for toddlers between six months and 2 years old. It allows children to discover joy, confidence and focus through self-exploration, aiming to cultivate children into curious self-starters.

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  Talent talk show.  This comprehensive course is designed to develop a child's language skills in reading, expression and performance. The course has different levels as a child grows.

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  i Music.  i Music courses are either developed in cooperation with The Music Class or internally. iMusic aims to develop kids' potential in music by providing music courses including ballet for children, western music, Chinese music and musical performance. The music and activities provide a fun way for parents and children to enjoy songs together.

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  i Intelligence.  The i Intelligence course aims to develop children intellectually through question-driven fairy tale scenarios, multi-media interactive education and supporting teaching instruments.

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  i Kindergarten.  This module is specially designed for children between 1.5 years and 3 years of age. This course simulates the kindergarten environment to prepare both parents and children for their "separation," as children enter into kindergartens for full-day education.

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  i School.  This course is designed for children close to 6 years of age. It provides preparatory primary school courses with a shorter and more flexible schedule to prepare children mentally and intellectually for primary school education.

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  Wise Parents.  Courses at our play-and-learn centers are designed with not only children in mind, but also their parents, who are their most important teachers. This Wise Parents course teaches parents how to be good teachers themselves, with scenario-based guidance.

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  Coodoo.  This course consists of multi-dimensional sports activities for the improvement of children's hand-eye coordination.

        The course packages for the Hong Shan Enable Alliance are specially tailored to be unique while being inclusive and affordable. While these for-license courses are built upon the core methodologies used in the course materials taught at RYB-branded kindergartens, they are designed to be easy to use at a lower cost. The course package that we currently license includes course materials for arts, mathematics and Chinese language, and we are in the process of adding physical fitness course materials to the package.

Curricula Development

        Our curricula are constantly evolving in response to the needs of children and their parents. We identify needs for new courses or course updates through various channels, including initiatives from our in-house education experts and feedback from our customers. The entire development process includes feasibility review, design, quality review, trial release and internal feedback, fine-tuning and official release. Upgrades to existing courses appear instantly on our white board system upon their release. We require our teachers to incorporate course upgrades to their teaching promptly. In the event of any major upgrade or release of new courses, we will hold mandatory training sessions for teachers in our network.

        We believe we have the strongest early childhood educational content development team in the industry, with solid credentials and rich experience fueled by a spirit of innovation. Our research and development department is headed by renowned figures in the education industry and benefits from insights offered by a highly engaged advisory board of industry leaders, including Mr. Xiping Tao, a former general advisor of the Supervisory Board for China National Education and the honorary Chairman of the Asia-Pacific Regional Association of the United Nations Educational, Scientific and Cultural Organization. Our development department hosts separate teams that are devoted to each of our product and service lines, including play-and-learn centers, kindergartens, the Hong Shan Enable Alliance and Zhu Dou Parenting products. These teams specialize in their respective areas to develop tailored contents while collaborating with each other at the same time to ensure an integrated overall curricular system.

        As of December 31, 2016, our dedicated content development team consisted of 26 members. Over 92% of them held bachelor's degrees or above, approximately 70% of them graduated with education-related majors, and they have an average of over 11 years' experience in early childhood education. Many of our teaching staff and facility principals also actively participate in our daily content development activities. Since 2014, we have compiled and promoted more than 40 books on early childhood education.

        Our development team also designs and develops, educational tools and toys, as well as books for the mass market.

        Our partnerships and collaborations with globally renowned education institutions greatly supplement and enhance the comprehensiveness and diversity of our curricula. We introduced the Scholastic Early-age English course and The Music Class into our curricula in 2008 and 2016, respectively.

Our Teaching Staff, Principals and Other Employees

        We employ a large body of principals and teaching staff and also maintain a team of sales representatives and other supporting staff, including doctors, kitchen crew and security guards, in our directly operated kindergartens and play-and-learn centers.

        As of December 31, 2016, we employed a total of 2,603 teaching staff in our directly operated kindergartens and play-and-learn centers, almost all of whom had received professional training from colleges or other institutions in the areas of pedagogy, arts and language before joining us. Before joining us, a number of our teachers have gone through RYB co-sponsored programs with selected teachers' colleges where they studied. Through these co-sponsored programs, we provide these candidates with an early exposure to our culture and teaching philosophy.

        Training is an integral part of our operations and supports our long-term growth. After joining us or our franchisees, all candidate teachers must go through our stringent three-week orientation, training and certification process before being certified and qualified to teach in our network. After this three-week initial training, our teachers continue to receive systematic and regular training. Teachers also get the chance to improve and learn from their peers in our annual teacher conferences, open classrooms showcasing star teachers' classes and teaching contests. In addition, the Erikson Institute, a renowned U.S. premier graduate school in early childhood education, provides our teachers with regular on-site and online training, and we also send selected teachers and principals to overseas training programs hosted by the Erikson Institute.

        We have established a system for teachers to advance and develop within our system. We maintain a standardized internal evaluation process with clearly defined key performance indicators, and our four-tier teacher ranking system promotes and rewards teachers based on their teaching quality and experience. A good portion of our management term is promoted from experienced and outstanding teachers. We require each of our directly operated kindergartens to develop at least one person to become qualified as a facility principal and to train and develop at least two staff as facility directors and two teaching staff as top-level teachers each year.

        Ms. Dan Liu is an excellent example of how a teacher develops in our system. Ms. Liu graduated from Capital Normal University in 2003 with a bachelor's degree in preschool education, and joined RYB as an ordinary kindergarten teacher at first, but was soon promoted to principal's assistant. She organized the RYB Art Troupe in 2009, during which she exhibited her leadership talent. We then promoted her as the principal of one of our directly operated play-and-learn centers; in 2012, Ms. Liu was appointed as the principal to establish one of our high-end kindergartens in Beijing.

        With her managerial expertise in both play-and-learn centers and kindergartens, in 2015 Ms. Liu led our team to explore a completely new geographic area, Fujian province. She was appointed as the principal of the first RYB directly operated kindergarten in Xiamen, Fujian province in 2015 and soon managed to build it into a flagship kindergarten with an impressive utilization rate.

        Ms. Liu continued to improve herself during this process. In 2015, Ms. Liu joined a masters-level leadership improvement program at the Erikson Institute, where she studied novel and advanced children's education theories and leadership and management concepts, and further improved her professional and leadership capabilities.

        In our system, Ms. Liu has grown from a girl with little management knowledge to a mature manager guiding her team in its growth and expansion. Now she is the general manager of a Fujian subsidiary of the Company, with two kindergartens under her management.

        As of December 31, 2014, 2015 and 2016, we had a total of 2,959, 3,634 and 4,434 employees, respectively. Almost all of our employees are located in China. The following table sets forth the breakdown of our own employees as of December 31, 2016 by function:

Functions:	Number of Employees	% of Total
Teaching staff in directly operated teaching facilities	2,603	58.7%
Other staff in directly operated teaching facilities and supporting branch offices	1,329	30.0%
Network support and supervision	295	6.7%
Research and development*	26	0.6%
Selling, general and administrative	181	4.1%

Total	4,434	100.0%

*
Note: Aside from our dedicated research and development team, many of our teaching staff and facility principals also actively participate in our daily content development activities.

        We believe we offer our employees competitive compensation packages and a merit-based work environment that encourages proactivity and responsibility, and, as a result, we have generally been able to attract and retain qualified personnel.

        As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required by PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

        We enter into standard labor agreements with our employees, in addition, we enter into confidentiality and intellectual property rights agreements with our key employees.

        We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

Our Brand Image, Marketing and Student Recruitment

        Our widely recognized RYB brand and other new ancillary brands distinguish our services and products from those of our competitors.

        During our nearly two decades of operations, we have received numerous awards from various organizations. The table below sets out the major awards and certifications we have received:

Award/Certification	Presented by	Year
Outstanding Private Kindergarten	China Private Education Association	2009
Innovative Brand of the Year	Beijing Maternity Service Association	2015
Outstanding Teachers Team	Beijing Private Education Association	2015
Outstanding Franchise Brand	China Chain Store and Franchise Association	2016
Top Ranked Franchise System	China Chain Store and Franchise Association	2016

        We position ourselves as a provider of early childhood educational services tailored to the needs of each child at the different stages of her or his growth. We believe parents of prospective students are attracted to our teaching facilities by our excellent brand name and reputation, the quality of our curricula and our long operating history in the private early childhood education sector. Therefore, our student enrollment has grown primarily through word-of-mouth and referrals by parents. Aside from that, we also employ the following marketing methods to attract students:

  •
  Social Events and Activities.  We participate in and host community events designed to promote awareness of the virtues of early childhood education. For example, we from time to time host themed open-house events at our facilities to allow children and parents to have direct interactions with our existing students, parents and facility employees. We also write columns for early childhood and parenting magazines and publish frequently in other media. We believe that these events and publications enhance our public image and increase brand awareness.

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  Distribution of Marketing Materials.  Our sales representatives distribute informational brochures, posters and flyers in the vicinity of our kindergartens or play-and-learn centers.

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  Cross-Selling.  As we gain footholds in many different markets, we use our presence in one market as an opportunity to advertise our offerings in other markets. With a variety of products and services aimed at children of different age groups, our goal is to create a brand name that permeates every stage of a child's educational progression.

Information Technology

        Our technology platform supports the delivery of high-quality educational content to all teaching facilities in our network, and it also helps to reduce our operating costs and empower future growth. We currently use a combination of commercially available and custom developed software and hardware systems. Our technology platform consists of our facility management system, franchisee management system, digital white board course management system, and other platforms.

        We have also developed various mobile applications. They include Zhu Dou Parenting, where users can purchase at-home educational content, books and educational toys; Qingtian Youpin, which is an e-commerce platform for high-quality maternity and children's products from overseas; and another app for our directly operated kindergartens that keeps parents updated on daily kindergarten news, course progress updates and the performance of their children at our directly operated kindergartens.

        One of our ongoing primary objectives is to maintain reliable systems. We have implemented performance monitoring for all key systems to enable us to respond quickly to potential problems. Our websites are hosted at cloud servers maintained by a reputable cloud computing service provider.

Intellectual Property

        Our brands, trademarks, service marks, copyrights, patents and other intellectual property rights distinguish and protect our course offerings and services from infringement, and contribute to our competitive advantages. As of the date of this prospectus, our intellectual property rights include the following:

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  204 trademark registrations for our brand and logo in China;

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  69 copyrights for content that we developed in-house;

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  43 domain names; and

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  11 patents relating to our educational toys granted in China.

Properties and Facilities

        As of December 31, 2016, we leased office space and facilities for our directly operated teaching facilities in China with an aggregate gross floor area of approximately 273,000 square meters. Our leases have terms of one to 20 years. The areas of our leased premises are based on figures specified in the relevant land use right certificates or lease agreements, where available, or our operational records.

We lease properties from third parties on an as-is basis. A majority of our directly operated kindergartens are located on leased premises designated for educational use.

Insurance and Safety

        We endeavor to provide a safe environment for children at our teaching facilities. We apply stringent safety standards in the design and construction of our teaching facilities. We have established and strictly implemented security and safety protocols. Safety is an important factor in the evaluation scale we apply to the performance of our facility principals and our own management personnel, and we also take into consideration safety maintenance when deciding whether to renew a franchise agreement with a franchisee or to expand our cooperation with it.

        We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased certain liability insurance covering our directly operated kindergartens and play-and-learn centers. We also provide social security insurance, including pension insurance, unemployment insurance, work-related injury insurance and medical insurance, to our employees.

        We do not maintain business interruption insurance nor do we maintain product liability insurance or key-man insurance. Our management evaluates the adequacy of our insurance coverage from time to time, and we purchase additional insurance policies as needed.

Competition

        The early childhood education market in China is rapidly evolving, highly fragmented and competitive. We face competition in each type of service and product we offer and in each geographic market where we operate. Our competitors at the national level include VTRON for the kindergarten business and Combaby and Babycare for the play-and-learn center business, among others.

        We believe the principal competitive factors in our business include the following:

  •
  brand strength;

  •
  type and quality of education services offered;

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  ability to effectively tailor service offerings to the needs of children and parents;

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  ability to control the network;

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  ability to attract and retain high-quality teachers and managerial talent;

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  customer satisfaction;

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  locations with better access to a wider student body; and

  •
  price-to-value ratio.

        We believe that we compete favorably with our competitors on the basis of the above factors.

Legal Proceedings

        We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, may result in substantial cost and diversion of our resources, including our management's time and attention.

REGULATION

PRC Regulations

        This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations Relating to Foreign Investment

Foreign Investment Industries Guidance Catalog (2015)

        Pursuant to the Foreign Investment Industries Guidance Catalog, or the "Foreign Investment Catalog," which was amended and promulgated by the NDRC and the MOFCOM on March, 10, 2015, and became effective on April, 10, 2015, preschool education, high school education and higher education are restricted industries for foreign investors, foreign investors are only allowed to invest in preschool education, high school education and higher education in cooperative ways, and the domestic party must play a dominant role in the cooperation, which means the principal or other chief executive officer of the schools must be a PRC national, and the representatives of the domestic party must account for no less than half of the total members of the board of directors, the executive council or the joint administration committee of the Sino-foreign cooperative educational institution. In addition, according to the Foreign Investment Catalog, foreign investors are prohibited from investing in compulsory education, namely primary school and middle school.

Regulations on Sino-Foreign Investment in Operating Schools

        The Regulation on Operating Sino-foreign Schools and its Implementing Rules apply to the activities of educational institutions established in the PRC cooperatively by foreign educational institutions and Chinese educational institutions, the students of which are to be recruited primarily among PRC citizens, and encourage substantial cooperation between overseas educational organizations, with relevant qualifications and experience in providing high-quality education, and PRC educational organizations to jointly operate various types of schools in the PRC, especially in the areas of higher education and occupational education. The overseas educational organization must be a foreign educational institution with relevant qualification and high-quality education ability. It is uncertain what type of information (including duration and type of experience) a foreign investor must provide to the competent PRC government authority to demonstrate that it meets the qualification requirement. PRC-foreign cooperative schools are not permitted, however, to engage in compulsory education and military, police, political and other kinds of education that are of a special nature in the PRC. Any PRC-foreign cooperative school and cooperation program shall be approved by relevant education authorities and obtain an Operation Permit for Sino-foreign Cooperative School, and a Sino-foreign cooperative school established without the above approval or permit may be prohibited by the relevant authorities, ordered to refund the fees collected from its students and subjected to a fine of no more than RMB100,000, while a Sino-foreign cooperation program established without such approval or permit may also be banned and ordered to refund the fees collected from its students.

Implementation Opinions of the MOE on Encouraging and Guiding the Entry of Private Capital in the Fields of Education and Promoting the Healthy Development of Private Education

        On June 18, 2012, the MOE issued the Implementation Opinions of the MOE on Encouraging and Guiding the Entry of Private Capital in the Fields of Education and Promoting the Healthy Development of Private Education to encourage private investment and foreign investment in the field of education. According to these opinions, the proportion of foreign capital in a Sino-foreign educational institute must be less than 50 percent.

Draft Foreign Investment Law

        On January 19, 2015, MOFCOM published a discussion draft of the proposed Foreign Investment Law for public review and comments. The draft Foreign Investment Law purports to change the existing "case-by-case" approval regime to a "filing or approval" procedure for foreign investments in China. The MOFCOM, together with other relevant authorities, will determine a catalogue for special administrative measures, or "negative list," which will consist of a list of industrial categories where foreign investments are strictly prohibited, and a list of industrial categories where foreign investments are subject to certain restrictions. Foreign investments in business sectors outside of the "negative list" will only be subject to filing procedures, in contrast to the existing prior approval requirements, whereas foreign investments in the restricted industries must apply for approval from the foreign investment administration authority.

        The draft Foreign Investment Law for the first time defines "foreign investor," "foreign investment," "Chinese investor" and "actual control." A foreign investor is not only determined based on the place of its incorporation but also on the conditions of its "actual control." The draft Foreign Investment Law specifically provides that entities established in China but "controlled" by foreign investors, such as via contracts or trusts, will be treated as foreign-invested enterprises, or FIEs, whereas an investment in China in the foreign investment-restricted industries by a foreign investor may nonetheless apply for treatment as a PRC domestic investment, when a requesting market entry clearance by the foreign investment administration authority, if the foreign investor is determined by the foreign investment administration authority to be "controlled" by PRC entities and/or citizens. In this connection, "actual control" is broadly defined in the draft Foreign Investment Law to cover the following summarized categories: (i) holding 50 percent or more of the voting rights of the subject entity; (ii) holding less than 50 percent of the voting rights of the subject entity but having the power to secure at least 50 percent of the seats on the board or other equivalent decision making bodies, or having the voting power to materially influence the board, the shareholders' meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity's operations, financial matters or other key aspects of business operations. According to the draft Foreign Investment Law, VIEs would also be deemed to be FIEs, if they are ultimately "controlled" by foreign investors, and be subject to the restrictions on foreign investments. However, the draft Foreign Investment Law has not taken a position on what actions will be taken with respect to existing companies with the "variable interest entity" structure, whether or not these companies are controlled by Chinese parties.

        The draft Foreign Investment Law emphasizes the security review requirements, whereby all foreign investments affecting national security must be reviewed and approved in accordance with the security review procedure. In addition, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. In addition to the investment implementation report and investment amendment report that are required at each investment and any alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be noncompliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities. It is still uncertain when the draft would be signed into law and whether the final version would have any substantial changes from this draft. When the Foreign Investment Law becomes effective, the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations, will be repealed.

        At the same time, on March, 2, 2016, NDRC and MOFCOM promulgated the Market Access Negative List (Pilot) and on June, 5, 2017, the State Council issued the Special Management Measures for the Market Entry of Foreign Investment in Pilot Free Trade Zones (Negative List) (2017), both of which are applicable in Tianjin, Shanghai, Fujian and Guangdong, under which the restrictions and/or prohibitions on foreign investment in primary schools, middle schools and, high schools still exist. The Draft Foreign Investment Law also provides that any FIEs operating in industries on the negative list will require entry clearance and other approvals that are not required of PRC domestic entities. As a result of the entry clearance and approvals, certain FIE's operating in industries on the negative list may not be able to continue to conduct their operations through contractual arrangements.

Regulations on Private Education in the PRC

Education Law of the PRC

        On March 18, 1995, the NPC enacted the Education Law of the PRC, which became effective on September 1, 1995, and was amended on December 27, 2015. This law sets forth provisions relating to the fundamental educational systems of the PRC, including a school education system comprising preschool education, primary education, secondary education and higher education; a system of nine-year compulsory education; and a national education examination system. The law stipulates that the government formulates plans for the development of education and establishes and operates schools and other institutions of education, and, in principle, that enterprises, social organizations and individuals are encouraged to establish and operate schools and other types of educational institutions in accordance with PRC laws and regulations. The Education Law also stipulates that some basic conditions must be fulfilled for the establishment of a school or any other educational institution; accordingly, the establishment, modification or termination of a school or any other education institution shall, in accordance with the relevant PRC laws and regulations, follow specific examination, verification, approval, registration or filing procedures. On December 27, 2015, the Standing Committee of the PRC National People's Congress, or the NPC Standing Committee, published the Decision on Amendment of the Education Law, which became effective on June 1, 2016. The Standing Committee of the NPC narrowed the provision prohibiting the establishment or operation of schools or other educational institutions for profit; in the amended Education Law, the provision only applies to schools or other educational institutions founded with governmental funds or donated assets.

The Law for Promoting Private Education and its Implementation Rules

        On December 28, 2002, the NPC Standing Committee promulgated the Law for Promoting Private Education, or the Private Education Law, which became effective on September 1, 2003, and was amended on June 29, 2013. On March 5, 2004, the PRC State Council promulgated the Implementation Rules for the Law for Promoting Private Education, or the PE Implementation Rules, which became effective on April 1, 2004. The Private Education Law and the PE Law Implementation Rules provide rules for social organizations or individuals to establish schools or other educational organizations using nongovernment funds in the PRC; such schools or educational organizations established using nongovernment funds are referred to as "private schools."

        According to the Private Education Law, establishment of private schools for academic education, preschool education, self-taught examination support and other cultural education shall be subject to approval by the authorities in charge of education, while establishment of private schools for vocational qualification training and vocational skill training shall be subject to approvals from the authorities in charge of labor and social welfare. A duly approved private school will be granted a private school operating permit, and shall be registered with the Ministry of Civil Affairs, or MCA, or its local counterparts as a private nonenterprise institution.

        Under the Private Education Law and PE Implementation Rules, private education is deemed a public welfare undertaking, and entities and individuals who establish private schools are commonly referred to as "sponsors," instead of "investors" or "shareholders." Nonetheless, sponsors of a private school may choose to require "reasonable returns" from the annual net balance of the school after deduction of costs, donations received, government subsidies, if any, the reserved development fund and other expenses as required by the regulations. The election to establish a private school requiring reasonable returns shall be made a part of the articles of association of the school, and the percentage of the school's annual net balance that can be distributed as a reasonable return shall be determined by the school's board of directors, taking into consideration the following factors: (i) school fee types and collection criteria, (ii) the ratio of the school's expenses used for educational activities and improvement of educational conditions to the total fees collected, and (iii) admission standards and educational quality. The relevant information relating to the above factors shall be publicly disclosed before the school's board determines the percentage of the school's annual net balance that can be distributed as reasonable returns, and such information and the decision to distribute reasonable returns shall also be filed with the approval authorities within fifteen days from the decision made by the board. However, no current PRC law or regulation provides a formula or guidelines for determining "reasonable returns." In addition, no current PRC law or regulation sets forth sponsors' economic rights in schools that do not distribute reasonable returns, and the requirements or restrictions on a private school's ability to operate its education business do not differ based on such school's status as a school that requires reasonable returns or a school that does not require reasonable returns.

The Revisions of the Law for Promoting Private Education of the PRC

        On November 7, 2016, the Decision Regarding Revisions of the Law for Promoting Private Education of the PRC was reviewed and passed by the NPC Standing Committee and will take effect on September 1, 2017. In accordance with this decision, as long as schools do not provide compulsory education, school sponsors of private schools are allowed to register and operate the schools as for-profit private schools or not-for-profit private schools. School sponsors of for-profit private schools are allowed to get income from the operation of the school, and the balance of running such schools is permitted to be handled in accordance with the PRC Company Law and other relevant laws and administrative regulations. School sponsors of not-for-profit private schools are prohibited from getting income from the operation of the schools, and the balance of running such schools may only be used for the operation of other not-for-profit schools. Furthermore, the remaining assets upon liquidation of for-profit private schools are permitted to be handled in accordance with the relevant provisions of the PRC Company Law and that of not-for-profit private schools may only be used for the operation of other not-for-profit schools. For-profit private schools are entitled to make their own decisions about collection of fees in accordance with the market situation, while collection of fees for not-for-profit private schools shall be subject to concrete measures to be promulgated by the provincial, autonomous regional or municipal government. In addition, private schools are entitled to preferential tax policies and land policies in accordance with PRC laws, with the emphasis that not-for-profit private schools shall enjoy preferential tax policies and land policies equivalent to those applicable to public schools.

        If the school sponsors of private schools established prior to the promulgation date of this decision choose to register and operate their schools as not-for-profit private schools, they shall cause the school to amend its articles of association in accordance with this decision and continue the school operation pursuant to such revised articles of association. Furthermore, upon the termination of such not-for-profit private schools, the government authority may grant some compensation or reward to the school sponsors who have made capital contributions to such school from the remaining assets of such schools upon their liquidation and may then apply the rest of the assets to the operation of other not-for-profit private schools. If the school sponsors of private schools established prior to the promulgation date of this decision choose to register and operate their schools as for-profit private schools, the schools shall go through some procedures including but not limited to conducting financial settlement, defining the property right, paying relevant taxes and expenses and making renewed registration, the details of which shall be subject to concrete measures to be promulgated by the provincial, autonomous regional or municipal government.

        On December 29, 2016, the State Council issued the Several Opinions of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education, which require, among other things, access to the operation of private schools and the encouragement of social forces to enter into the education industry. The State Council Opinions also provide that each level of the people's government shall increase its support to private schools in terms of financial investment, financial support, autonomous policies, preferential tax treatments, land policies, fee policies, autonomous operation and protection of teachers' and students' rights. The opinions further require each level of the people's government to improve its local policies on governmental support to for-profit and not-for-profit private schools by way of, among others, preferential tax treatments.

Implementation Regulations on Classification Registration of Private Schools

        According to the Implementation Regulations on Classification Registration of Private Schools, which were issued jointly by the MOE, the Ministry of Human Resources and Social Security, the Ministry of Civil Affairs, the State Commission Office of Public Sectors Reform and the State Administration for Industry and Commerce on December 30, 2016, without stipulating any definite time for its effectiveness, the establishment of private schools is subject to governmental approval. Private schools whose establishment has been approved shall apply for a registration certificate or business license in accordance with the Classification Registration Rules after they have been granted a license for school operation by the competent government authorities.

        This regulation is applicable to private schools. Not-for-profit private schools that meet the requirements under the Interim Administrative Regulations on the Registration of Private Nonenterprise Entities and other relevant regulations shall apply to the civil affairs department for registration as private nonenterprise entities. For-profit private schools, on the other hand, shall apply to the industry and commerce department for registration in accordance with the jurisdictional provisions set out by the relevant laws and regulations.

        This regulation is also applicable to existing private schools, which are private schools that were established before the promulgation of the Decision Regarding Revisions of the Law for Promoting Private Education of the PRC on November 7, 2016. If an existing private school chooses to register as a not-for-profit private school, it shall amend its articles of association in accordance with the relevant laws, continue its school operation and complete the new registration formalities. If an existing private school chooses to register as a for-profit private school, it shall make a financial settlement; clarify the ownership of the schools' land, buildings and accumulations with the consent of the relevant departments of the people's governments at or below the provincial level; pay relevant taxes and fees; obtain new school permits; apply for reregistration; and continue its school operations. The provincial people's government shall be responsible for formulating the detailed measures on the alteration of the registration of private schools in accordance with national laws and various applicable local circumstances.

        Besides the above rules and regulations, the details of the operational requirements for not-for-profit schools and for-profit schools will be provided in implementation regulations that are yet to be introduced.

Interim Measures for the Management of the Collection of Private Education Fees

        The Interim Measures for the Management of the Collection of Private Education Fees were promulgated by the NDRC, the MOE and the Ministry of Labor and Social Security (currently known as the Ministry of Human Resources and Social Security) on March 2, 2005. According to these measures and the Implementation Rules for the Law for Promoting Private Education, the types and amounts of fees charged by a private school providing academic qualifications education shall be examined by education authorities or labor and social welfare authorities and approved by the governmental pricing authority. A private school that provides nonacademic qualifications education shall file its pricing information with the governmental pricing authority and publicly disclose such information. If a school raises its tuition levels without obtaining the proper approval or making the requisite filings with the relevant government pricing authorities, the school will be required to return the additional tuition fees obtained through such tuition increase and become liable for compensation of any losses caused to the students in accordance with relevant PRC laws. From January 1, 2016, pursuant to the Notice on the Cancellation of the Fee Charge Permit System and Strengthening the Supervision, which was jointly promulgated by the NDRC and the Ministry of Finance on January 9, 2015, the annual review system for Fee Charge Permit Certificates shall be abolished nationwide from January 1, 2015, and the system of Fee Charge Permit Certificates shall be abolished nationwide from January 1, 2016. Accordingly, our kindergartens are not required to apply for or renew any Fee Charge Permit Certificate after January 1, 2016.

        On October 12, 2015, the State Council and the Central Committee of the Communist Party of China jointly issued Certain Opinions of the Central Committee of the Communist Party of China and the State Council on Promoting the Price Mechanism Reform, which allows for-profit private schools to set their tuition fees on their own, while the tuition-collecting policies of not-for-profit private schools shall be determined by the provincial governments in a market-oriented manner, taking into account local circumstances.

Regulations on Safety and Health Protection of Schools

        Pursuant to the Food Safety Law of the PRC, which was amended on April 24, 2015 and became effective on October 1, 2015, collective canteens of schools and kindergartens shall obtain licenses in accordance with law and strictly abide by all laws, regulations and food safety standards. Schools and kindergartens should only order meals from off-site providers that have obtained the relevant food production licenses and should conduct regular inspections of the meals provided.

        In accordance with the Regulation on Hygiene Administration of School Canteens and Collective Provision of Meals for Students, which was promulgated on September 20, 2002, became effective on November 1, 2002, and amended on December 13, 2010, hygiene administration of school canteens and collective provision of meals for students should (a) primarily follow a policy of precaution, and (b) observe the principles of being supervised and instructed by the hygiene administrative department, managed and inspected by the education administrative department and operated by the school itself without outsourcing to other vendors. School canteens should keep the environment inside and outside clean and tidy, and strictly supervise the process of food procurement. Staff members and management personnel of canteens should master the basic requirements of food hygiene. The principal shall be responsible for the food safety of the school canteen, and full-time or part-time food hygiene management personnel shall be appointed.

        According to the Circular on Strengthening Hygiene and Epidemic Prevention and Food Hygiene and Safety of Private Schools, which was promulgated on April 29, 2006, private schools should pay high attention to and strengthen schools' hygiene and epidemic prevention and food hygiene and safety.

        According to the Administrative Measures for the Safety of Kindergartens and Primary and Middle Schools, which were promulgated on June 30, 2006 and became effective on September 1, 2006, schools should strictly implement Regulations on Hygiene Administration of School Canteens and Collective Provision of Meals for Students and Standards on Hygiene of Catering Industry and Delivery Entity of Collective Dining, and should strictly comply with the hygiene operation norms. In order to ensure the hygiene and safety of food and beverages for teachers and students, schools should (a) establish a system of procurement of canteen supplies from designated suppliers, (b) request for and retain the necessary certificates during the procurement process, (c) spot check food quality and maintain records, and (d) examine the hygiene of the food-serving area and the safety of drinking water.

        Pursuant to the Circular on Further Strengthening Food Safety of School Canteens issued on August 11, 2011, school canteens are comprehensively required to carry out food safety self-inspections. Local food and drug administrations at all levels are required to comprehensively strengthen supervision and inspection on food safety of school canteens before commencement of each term, and, before the commencement of every spring term and every autumn term, should consider school canteens as key points of supervision and strengthen their supervision and inspection. The school food safety responsibility system should be comprehensively carried out.

        According to the Law on the Protection of Minors of the PRC, which was amended on October 26, 2012 and became effective in January 2013, schools, kindergartens and nurseries shall establish a safety system, improve safety education among minors and adopt measures to guarantee their personal safety.

        In accordance with the Regulation on Safety Management of Middle and Primary Schools and Kindergartens, which was promulgated on June 30, 2006 and became effective on September 1, 2006, schools shall be responsible for safety management and education, and for establishing and improving internal safety management systems and safety emergency response mechanisms, incorporating safety education into their educational content and carrying out safety education among students.

        According to the Regulation on Sanitary Work of Schools, which was promulgated on June 4, 1990 and became effective on the same day, schools shall carry out sanitary work. The main tasks of the sanitary work include monitoring health conditions of students, carrying out health education among students, helping students develop good health habits, improving health environment and health conditions for teachers and enhancing prevention and treatment of infectious disease and common diseases among students.

Regulations Relating to Management of Kindergartens

        On September 11, 1989, the MOE issued the Kindergarten Management Regulations, which took effect on February 1, 1990. The Kindergarten Management Regulations provide some basic principles for the establishment and management of kindergartens enrolling children aged three years and older, and call for local regulations following such principles. On the one hand, according to the Kindergarten Management Regulations, establishment of a kindergarten shall meet certain requirements, taking into consideration the following factors: (1) safety and sanitary conditions of the locations and facilities, (2) professional qualifications of the teaching and administrative staff, (3) financial capacity of the sponsors, and (4) procedures for approval by competent authorities. On the other hand, the Kindergarten Management Regulations set out provisions on the operation and management of a kindergarten, including: (1) educational practice shall be suitable for the children's developments; (2) no corporal punishment is allowed; (3) sanitation and hygiene rules and safety protection system shall be made and followed; and (4) financial management shall be enhanced to prevent inappropriate applications of the kindergarten funding. Any entity or person who violates the Kindergarten Management Regulations could be penalized by the MOE.

Licenses for Value-Added Telecommunications Services

        On September 25, 2000, the State Council issued the Regulations on Telecommunications of China, or the Telecommunications Regulations, to regulate telecommunications activities in China. The Telecommunications Regulations divide telecommunications services into two categories, namely "infrastructure telecommunications services" and "value-added telecommunications services." Pursuant to the Telecommunications Regulations, operators of value-added telecommunications services must first obtain a Value-added Telecommunications Business Operating License, or a VAT License, from the Ministry of Industry and Information Technology, or MIIT, or its provincial level counterparts. On March 1, 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.

        According to the Catalog of Classification of Telecommunications Businesses effective from April 1, 2003, Internet information services, also called Internet content services, or ICP services, are deemed to be a type of value-added telecommunications services. On December 28, 2015, the MIIT published a revised Catalog of Classification of Telecommunication Business, or the 2016 MIIT Catalog, which took effect on March 1, 2016. According to the 2016 MIIT Catalog, Internet information services, which include information release and delivery services, information search and query services, information community platform services, information real-times interactive services, and information protection and processing services, continue to be classified as a category of value-added telecommunication services. The Administrative Measures on Internet Information Services, or ICP Measures, also promulgated by the PRC State Council on September 25, 2000, set forth more specific rules on the provision of ICP services. According to the ICP Measures, any company that engages in the provision of commercial ICP services shall obtain a sub-category VAT License for Internet Information Services, or ICP license, from the relevant government authorities before providing any commercial Internet content services within the PRC; when the ICP services involve areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. Pursuant to the above mentioned regulations, "commercial ICP services" generally refers to provision of specific information content, online advertising, web page construction and other online application services through Internet for profit making purposes.

Regulations on Franchise Businesses

        On February 6, 2007, the State Council promulgated the Regulation on the Administration of Commercial Franchises, which became effective on May 1, 2007. This regulation requires that any enterprise engaging in trans-provincial franchise business shall register with the Ministry of Commerce, or the MOC, and any enterprise engaging in franchise business within one province shall register with the provincial counterpart of the MOC. On April 30, 2007, the MOC promulgated the Administrative Measures for the Filing of Commercial Franchises, which set forth in detail the procedures and documents required for such filing, including, among other things, the franchise agreement entered into with the franchisee, the franchise market plan and trademarks and patents relating to the franchise.

Regulations Relating to Publication Distribution

        Under the Administrative Measures for the Publication Market, or Publication Market Measures, which were jointly promulgated by SAPPRFT and the Ministry of Commerce and became effective on March 25, 2011, any enterprise or individual who engages in publication distribution activities shall obtain permission from SAPPRFT or its local counterpart. "Publication" is defined as "books, newspapers, periodicals, audio-video products, and electronic publications," and "distributing" is defined as "general distribution, wholesale, retail, rental, exhibition and other activities," respectively, in the Publication Market Measures. Any enterprise or individual that engages in retail distribution of publications shall obtain a Publication Business Operating License issued by the local counterpart of SAPPRFT at the county level. In addition, any enterprise or individual that holds a Publication Business Operating License must make filings with the relevant local counterpart of SAPPRFT that granted such license to it within fifteen days of beginning to carry out any online publication distribution business.

Legal Regulations Over Intellectual Property in the PRC

Copyright

        Pursuant to the Copyright Law of the PRC, copyrights include personal rights such as the right of publication and that of attribution as well as property rights such as the right of production and that of distribution. Reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein, unless otherwise provided in the Copyright Law of the PRC, shall constitute infringements of copyrights. The infringer shall, according to the circumstances of the case, undertake to cease the infringement, take remedial action, and offer an apology, pay damages, etc.

Trademark

        Pursuant to the Trademark Law of the PRC, the right to exclusive use of a registered trademark shall be limited to trademarks which have been approved for registration and to goods for which the use of such trademark has been approved. The period of validity of a registered trademark shall be ten years, counted from the day the registration is approved. According to this law, using a trademark that is identical to or similar to a registered trademark in connection with the same or similar goods without the authorization of the owner of the registered trademark constitutes an infringement of the exclusive right to use a registered trademark. The infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages, etc.

Patent

        Pursuant to the Patent Law of the PRC, after the grant of the patent right for an invention or utility model, except where otherwise provided for in the Patent Law, no entity or individual may, without the authorization of the patent owner, exploit the patent, that is, make, use, offer to sell, sell or import the patented product, or use the patented process, or use, offer to sell, sell or import any product which is a direct result of the use of the patented process, for production or business purposes. And after a patent right is granted for a design, no entity or individual shall, without the permission of the patent owner, exploit the patent, that is, for production or business purposes, manufacture, offer to sell, sell, or import any product containing the patented design. Where the infringement of patent is decided, the infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages, etc.

Domain Name

        Pursuant to the Measures for the Administration of Internet Domain Names of China, "domain name" shall refer to the character mark of hierarchical structure, which identifies and locates a computer on the Internet and corresponds to the Internet protocol (IP) address of that computer. And the principle of "first come, first serve" is followed for the domain name registration service. After completing the domain name registration, the applicant becomes the holder of the domain name registered by him/it. Furthermore, the holder shall pay operation fees for registered domain names on schedule. If the domain name holder fails to pay the corresponding fees as required, the original domain name registrar shall write it off and notify the holder of the domain name in written form.

Legal Regulations Over Labor Protection in the PRC

        According to the Labor Law of the PRC, or the Labor Law, which was promulgated by the Standing Committee of the NPC on July 5, 1994, came into effect on January 1, 1995, and was amended on August 27, 2009, an employer shall develop and improve its rules and regulations to safeguard the rights of its workers. An employer shall develop and improve its labor safety and health system, stringently implement national protocols and standards on labor safety and health, conduct labor safety and health education for workers, guard against labor accidents and reduce occupational hazards. Labor safety and health facilities must comply with relevant national standards. An employer must provide workers with the necessary labor protection gear that complies with labor safety and health conditions stipulated under national regulations, as well as provide regular health checks for workers that are engaged in operations with occupational hazards. Laborers engaged in special operations shall have received specialized training and have obtained the pertinent qualifications. An employer shall develop a vocational training system. Vocational training funds shall be set aside and used in accordance with national regulations and vocational training for workers shall be carried out systematically based on the actual conditions of the company.

        The Labor Contract Law of the PRC, which was promulgated by the SCNPC on June 29, 2007, came into effect on January 1, 2008, and was amended on December 28, 2012, and the Implementation Regulations on Labor Contract Law, which was promulgated on September 18, 2008, and became effective since the same day, regulate both parties through a labor contract, namely the employer and the employee, and contain specific provisions involving the terms of the labor contract. It is stipulated under the Labor Contract Law and the Implementation Regulations on Labor Contract Law that a labor contract must be made in writing. An employer and an employee may enter into a fixed-term labor contract, an un-fixed term labor contract, or a labor contract that concludes upon the completion of certain work assignments, after reaching agreement upon due negotiations. An employer may legally terminate a labor contract and dismiss its employees after reaching agreement upon due negotiations with the employee or by fulfilling the statutory conditions. Labor contracts concluded prior to the enactment of the Labor Law and subsisting within the validity period thereof shall continue to be honored. With respect to a circumstance where a labor relationship has already been established but no formal contract has been made, a written labor contract shall be entered into within one month from the effective date of the Labor Contract Law.

        According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by processing social insurance registration with local social insurance agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees. The Law on Social Insurance of the PRC, which was promulgated on October 28, 2010, and became effective on July 1, 2011, has consolidated pertinent provisions for basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance.

        According to the Interim Measures for Participation in the Social Insurance System by Foreigners Working within the Territory of China, which was promulgated by the Ministry of Human Resources and Social Security on September 6, 2011, and became effective on October 15, 2011, employers who employ foreigners shall participate in the basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, and maternity leave insurance in accordance with the relevant law, with the social insurance premiums to be contributed respectively by the employers and foreigner employees as required. In accordance with such Interim Measures, the social insurance administrative agencies shall exercise their right to supervise and examine the legal compliance of foreign employees and employers and the employers who do not pay social insurance premiums in conformity with the laws shall be subject to the administrative provisions provided in the Social Insurance Law and the relevant regulations and rules mentioned above.

        According to the Regulations on the Administration of Housing Provident Fund, which was promulgated and became effective on April 3, 1999, and was amended on March 24, 2002, housing provident fund contributions by an individual employee and housing provident fund contributions by his or her employer shall belong to the individual employee.

        The employer shall timely pay up and deposit housing provident fund contributions in full amount and late or insufficient payments shall be prohibited. The employer shall process housing provident fund payment and deposit registrations with the housing provident fund administration center. With respect to companies who violate the above regulations and fail to process housing provident fund payment and deposit registrations or open housing provident fund accounts for their employees, such companies shall be ordered by the housing provident fund administration center to complete such procedures within a designated period. Those who fail to process their registrations within the designated period shall be subject to a fine ranging from RMB10,000 to RMB50,000. When companies breach these regulations and fail to pay up housing provident fund contributions in full amount as due, the housing provident fund administration center shall order such companies to pay up within a designated period, and may further apply to the People's Court for mandatory enforcement against those who still fail to comply after the expiry of such period.

Legal Regulations Over Tax in the PRC

Income Tax

        In January 2008, the PRC Enterprise Income Tax Law took effect. The PRC Enterprise Income Tax Law applies a uniform 25 percent enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law and its implementation regulations, dividends generated from the business of a PRC subsidiary after January 1, 2008, and payable to its foreign investor may be subject to a withholding tax rate of 10 percent if the PRC tax authorities determine that the foreign investor is a Non-resident Enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate. Distributions of earnings generated before January 1, 2008, are exempt from PRC withholding tax.

        Under the PRC Enterprise Income Tax Law, an enterprise established outside China with "de facto management bodies" within China is considered a "resident enterprise" for PRC enterprise income tax purposes and is generally subject to a uniform 25 percent enterprise income tax rate on its worldwide income. A circular issued by the State Administration of Taxation in April 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of China as "resident enterprises" clarified that dividends and other income paid by such PRC "resident enterprises" will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10 percent, when paid to non-PRC enterprise shareholders. This circular also subjects such PRC "resident enterprises" to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the PRC Enterprise Income Tax Law, a "de facto management body" is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the tax circular mentioned above specifies that certain PRC-invested overseas enterprises controlled by a Chinese enterprise or a Chinese enterprise group in the PRC will be classified as PRC resident enterprises if the following are located or resided in the PRC: (i) senior management personnel and departments that are responsible for daily production, operation and management; (ii) financial and personnel decision making bodies; (iii) key properties, accounting books, the company seal, and minutes of board meetings and shareholders' meetings; and (iv) half or more of the senior management or directors who have the voting rights.

        In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, pursuant to which entities that have direct obligation to make certain payments to a nonresident enterprise shall be the relevant tax withholders for such Non-resident Enterprise. Further, the Non-resident Enterprises Measures provide that, in case of an equity transfer between two Non-resident Enterprises occurring outside China, the Non-resident Enterprise which receives the equity transfer payment shall, by itself or engage an agent to, file tax declaration with the PRC tax authority located at the place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred shall assist the tax authorities to collect taxes from the relevant Non-resident Enterprise. On April 30, 2009, the MOF and the SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued the Notice on Strengthening the Administration of the Enterprise Income Tax concerning Proceeds from Equity Transfers by Non-resident Enterprises, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a Non-resident Enterprise.

        On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-resident Enterprises, or SAT Bulletin 7, to supersede existing provisions in relation to the Indirect Transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. SAT Bulletin 7 introduces a new tax regime that is significantly different from that under Circular 698. SAT Bulletin 7 extends its tax jurisdiction to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment, and placement in China, of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Bulletin 7 also addresses transfer of the equity interest in a foreign intermediate holding company broadly. In addition, SAT Bulletin 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to assess on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

        Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may be at risk of being required to file a return and be taxed under Circular 698 and/or SAT Bulletin 7 and we may be required to expend valuable resources to comply with Circular 698 and/or SAT Bulletin 7 or to establish that we should not be held liable for any obligations under Circular 698 and/or SAT Bulletin 7.

        According to Notice of the Ministry of Finance and the State Administration of Taxation on Tax Policies Relating to Education, or Circular 39, and Notice of the Ministry of Finance and the State Administration of Taxation on Issues Concerning Strengthening the Administration over the Collection of Business Tax on Educational Services, or Circular 3, schools are not required to pay Enterprise Income Tax on fees they have collected upon approval and have incorporated under the fiscal budget management or the special account management of the funds outside the fiscal budget. Schools are not required to pay EIT on the financial allocations they have received and special subsidies they have obtained from their administrative departments or institutions at higher levels.

        According to the Law of PRC for Promoting Private Education and its implementing rules, a private school that does not require reasonable returns enjoys the same preferential tax treatment as public schools, whereas the preferential tax treatment policies applicable to private schools that require reasonable returns are separately formulated by the relevant authorities under the PRC State Council.

Business Tax

        According to the Provisional Regulations on Business Tax, which was amended on November 10, 2008, and became effective on January 1, 2009, and the Detailed Implementing Rules on the Temporary Regulations on Business Tax, which was amended on October 28, 2011, and became effective on November 1, 2011, business tax is imposed on income derived from the furnishing of specified services and transferring of immovable property or intangible property at rates ranging from 3 percent to 20 percent, depending on the activity.

        According to Circular 39, Circular 3 and the Provisional Regulations of the PRC on Business Tax, nursing services provided by nurseries, kindergartens and educational services provided by schools and other education institutions shall be exempt from business tax.

Other Tax Exemptions

        According to Circular 39 and Circular 3, the real properties and land used by schools, nurseries and kindergartens established by enterprises shall be exempt from house property tax and urban land use tax. Schools expropriating arable land upon approval shall be exempt from arable land use tax. Schools and educational institutions established by any enterprises, government affiliated institutions, social groups or other social organizations or individuals and citizens with non-state fiscal funds for education and open to the public upon the approval of the administrative department for education or for labor of the relevant people's government at the county level or above which has also issued the relevant school running license, shall be exempted from deed tax on their ownership of land and houses used for teaching activities.

Value-Added Tax

        According to the Temporary Regulations on Value-added Tax, which was amended on November 10, 2008, and February 6, 2016, and the Detailed Implementing Rules of the Temporary Regulations on Value-added Tax, which was amended on October 28, 2011, and became effective on November 1, 2011, all taxpayers selling goods, providing processing, repair or replacement services or importing goods within the PRC shall pay Value-Added Tax. The tax rate of 17 percent shall be levied on general taxpayers selling or importing various goods; the tax rate of 17 percent shall be levied on the taxpayers providing processing, repairing or replacement service; the applicable rate for the export of goods by taxpayers shall be nil, unless otherwise stipulated.

        Furthermore, according to the Trial Scheme for the Conversion of Business Tax to Value-added Tax, which was promulgated by the MOF and the SAT, the State began to launch taxation reforms in a gradual manner in January 1, 2012, whereby the collection of value-added tax in lieu of business tax items was implemented on a trial basis in regions showing significant radiating effects in economic development and providing outstanding reform examples, beginning with production service industries such as transportation and certain modern service industries.

        In accordance with a SAT circular that took effect on May 1, 2016, upon approval of the State Council, the pilot program of the collection of value-added tax in lieu of business tax shall be promoted nationwide in a comprehensive manner starting May 1, 2016, and all taxpayers of business tax engaged in the building industry, the real estate industry, the financial industry and the life service industry shall be included in the scope of the pilot program with regard to payment of value-added tax instead of business tax.

Regulations on Foreign Exchange

Foreign Currency Exchange

        Pursuant to the Foreign Currency Administration Rules, as amended, and various regulations issued by SAFE and other relevant PRC government authorities, Renminbi is freely convertible to the extent of current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, unless expressly exempted by laws and regulations, still require prior approval from SAFE or its provincial branch for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside of the PRC. Payments for transactions that take place within the PRC must be made in Renminbi. Foreign currency revenues received by PRC companies may be repatriated into China or retained outside of China in accordance with requirements and terms specified by SAFE.

Dividend Distribution

        Wholly foreign-owned enterprises and Sino-foreign equity joint ventures in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, these foreign-invested enterprises may not pay dividends unless they set aside at least 10 percent of their respective accumulated profits after tax each year, if any, to fund certain reserve funds, until such time as the accumulative amount of such fund reaches 50 percent of the enterprise's registered capital. In addition, these companies also may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

Regulations Relating to Foreign Exchange Registration of Overseas Investment by PRC Residents

        Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents' Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or Circular 37, issued by SAFE and effective in July 4, 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing and conduct round trip investment in China. Under Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while "round trip investment" refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. Circular 37 requires that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with the SAFE or its local branch. SAFE Circular 37 further provides that option or share-based incentive tool holders of a non-listed SPV can exercise the options or share incentive tools to become a shareholder of such non-listed SPV, subject to registration with SAFE or its local branch.

        PRC residents or entities who have contributed legitimate domestic or offshore interests or assets to SPVs but have yet to obtain SAFE registration before the implementation of the Circular 37 shall register their ownership interests or control in such SPVs with SAFE or its local branch. An amendment to the registration is required if there is a material change in the registered SPV, such as any change of basic information (including change of such PRC "resident's name" and operation term), increases or decreases in investment amounts, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration procedures set forth in Circular 37, or making misrepresentation on or failure to disclose controllers of foreign-invested enterprise that is established through round-trip investment, may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. On February 13, 2015, SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. This SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

Regulations on Stock Incentive Plans

        Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or Circular 7, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. If we fail to complete the SAFE registrations, such failure may subject us to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly foreign-owned subsidiary in China and limit such subsidiary's ability to distribute dividends to us.

        In addition, the State Administration for Taxation has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in the PRC who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

M&A Rule and Overseas Listing

        Under the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, were jointly adopted by six PRC regulatory authorities, including China Securities Regulatory Commission, or CSRC, on August 8, 2006, and became effective as of September 8, 2006, and were later amended on June 22, 2009, a foreign investor is required to obtain necessary approvals when (i) a foreign investor acquires equity in a domestic non-foreign invested enterprise thereby converting it into a foreign-invested enterprise, or subscribes for new equity in a domestic enterprise via an increase of registered capital thereby converting it into a foreign-invested enterprise; or (ii) a foreign investor establishes a foreign-invested enterprise which purchases and operates the assets of a domestic enterprise, or which purchases the assets of a domestic enterprise and injects those assets to establish a foreign-invested enterprise. According to the M&A Rule, where a domestic company or enterprise, or a domestic natural person, through an overseas company established or controlled by it/him, acquires a domestic company which is related to or connected with it/him, approval from MOFCOM is required.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Chimin Cao	54	Co-founder and Chairman of the Board
Yanlai Shi	46	Co-founder, Director and Chief Executive Officer
Yongchun Chen	41	Director
Kevin Yi Zhang	46	Director
Liang Meng	45	Director
Ping Wei	46	Chief Financial Officer

        Mr. Chimin Cao is our co-founder and has served as chairman of the board since our inception. Mr. Cao has a wealth of experience in the early childhood education industry. Together with Ms. Yanlai Shi, Mr. Cao established our first play-and-learn center in 1998 and then incorporated Beijing RYB to expand our operations in July 2001. Prior to that, Mr. Cao founded Beijing Dongrun Fandoule Kepu Entertainment Co. Ltd. in 1996 as the first franchise to introduce Fun Dazzle indoor playgrounds to Beijing. Mr. Chimin Cao received his joint master's degree of management from the Australian National University and Tsinghua University in 2007.

        Ms. Yanlai Shi is our co-founder and has served as director and Chief Executive Officer since our inception. Ms. Shi is a pioneer of the early childhood education industry in China. Ms. Shi also holds various positions, including a member of National Committee of the Chinese People's Political Consultative Conference of Fengtai District, Beijing, and a representative of the 11th National Congress of Chinese Women. Ms. Shi has received many honors in the business world as well. To name a few, she was awarded "Leader of Education Industry" in 2016 and "The Most Influential Business Women in China" in 2014. Ms. Shi received her bachelor's degree in law from Peking University and joint master's degree in management from the Australian National University and Tsinghua University.

        Ms. Yongchun Chen has served as our director since November 2015 and deputy director of finance since 2011. Prior to joining us, Ms. Chen worked at Beijing Dongrun Fandoule Kepu Entertainment Co. Ltd. from 1996 to 2001. Ms. Chen has an associate's degree in accounting and financing. Ms. Yongchun Chen is a cousin to Mr. Chimin Cao.

        Mr. Kevin Yi Zhang has served as our director since November 2015. In addition to his role in our Company, Mr. Zhang is also the co-founder, director and managing partner of Ascendent Capital Partners, a private equity investment management firm focusing on Greater China-related investments opportunities. Mr. Zhang has over 20 years of experience in investment banking and private equity investment. Prior to founding Ascendent Capital Partners, Mr. Zhang was a managing partner of Trustbridge Partners Limited, a venture capital and private equity firm and held various management positions in Goldman Sachs before that. Mr. Zhang received his M.B.A. degree from Yale School of Management in May 1994 and is currently the co-chairman of the Greater China Board of Advisors of the Yale School of Management.

        Mr. Liang Meng has served as our director since November 2015. In addition to his role in our Company, Mr. Meng is also a founding managing partner of Ascendent Capital Partners. Prior to that, Mr. Meng was a managing director of D.E. Shaw & Co. He was also the head of the firm's Asian investment office based in Hong Kong and the founding CEO of D.E. Shaw's private equity business in Greater China. Before that, Mr. Meng served several senior positions in international investment banks during 1997 and 2007. Mr. Meng received his master's degree in public policy and management from Yale School of Management.

        Ms. Ping Wei has served as our chief financial officer since May 2017. Prior to joining us, Ms. Wei served as the chief financial officer of Lazada South East Asia Pte. Ltd. from July 2016 to April 2017 and the chief financial officer of Meilishuo Technology Ltd. from January 2015 to February 2016. From March 2008 to January 2015, Ms. Wei served as the chief financial officer of China Distance Education Holdings Ltd., a NYSE-listed company. Prior to that, Ms. Wei held several positions in New Oriental Education & Technology Group Inc., Lorus Therapeutics Inc., Deloitte Touche Tohmatsu Limited and Arthur Andersen Huaqiang from October 1994 to March 2008. Ms. Wei is USCPA from Illinois and a Canadian CPA. Ms. Wei received her bachelor degree of accounting from Central University of Finance and Economics in 1993.

Board of Directors

        Our board of directors will consist of      directors upon the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

        We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee's members and functions are described below.

        Audit Committee. Our audit committee will consist of      ,           and          .          will be the chairman of our audit committee. We have determined that          ,          and          satisfy the "independence" requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. We have determined that          qualifies as an "audit committee financial expert." The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

  •
  appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

  •
  reviewing with the independent auditors any audit problems or difficulties and management's response;

  •
  discussing the annual audited financial statements with management and the independent auditors;

  •
  reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

  •
  reviewing and approving all proposed related party transactions;

  •
  meeting separately and periodically with management and the independent auditors; and

  •
  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

        Compensation Committee.    Our compensation committee will consist of          ,           and          .          will be the chairman of our compensation committee. We have determined that        ,        and        satisfy the "independence" requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

  •
  reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

  •
  reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

  •
  reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

  •
  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person's independence from management.

        Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will consist of        ,        and         .        will be the chairperson of our nominating and corporate governance committee.        ,         and        satisfy the "independence" requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

  •
  selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

  •
  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

  •
  making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

  •
  advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

        Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

        Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

  •
  convening shareholders' annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

  •
  declaring dividends and distributions;

  •
  appointing officers and determining the term of office of the officers;

  •
  exercising the borrowing powers of our company and mortgaging the property of our company; and

  •
  approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

        Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found by our company to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company; or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated. Our officers are elected by and serve at the discretion of the board of directors.

Employment Agreements and Indemnification Agreements

        We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer's employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

        Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer's employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

        In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to; (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer's termination, or in the year preceding such termination, without our express consent.

        We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

        For the fiscal year ended December 31, 2016, we paid an aggregate of approximately RMB1.2 million (US$0.2 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and variable interest entity are required by law to make contributions equal to certain percentages of each employee's salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2009 Share Incentive Plan

        In September 2009, our board of directors approved the 2009 Share Incentive Plan, which we refer to as the 2009 Plan in this prospectus, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares that may be issued under the 2009 Plan was at first 1,222,910, and was later increased by the board of director to 2,573,756 in 2011. As of the date of this prospectus, options to purchase 2,536,956 ordinary shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

        The following paragraphs describe the principal terms of the 2009 Plan.

        Types of Awards.    The 2009 Plan permits the awards of options.

        Plan Administration.    Our board of directors will administer the 2009 Plan. The board of directors will determine the participants to receive awards and the terms and conditions of each award grant.

        Award Agreement.    Awards granted under the 2009 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee's employment or service terminates.

        Eligibility.    We may grant awards to our employees, directors and consultants of our company.

        Vesting Schedule.    In general, options granted under the 2009 Plan will vest in three years, with 40%, 30% and 30% vesting at the 1st, 2nd and 3rd anniversary.

        Exercise of Options.    The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is nine years from the date of a grant.

        The following table summarizes, as of the date of this prospectus, the options granted under our 2009 Plan to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Chimin Cao	*	3.11	November 18, 2013	November 17, 2021
	*	3.11	July 16, 2014	July 15, 2022
Yanlai Shi	*	1.08	April 28, 2010	April 27, 2010
	*	1.08	May 16, 2011	May 15, 2019
	*	1.08	May 28, 2012	May 27, 2020
	*	3.11	November 18, 2013	November 17, 2021
	*	3.11	July 16, 2014	July 15, 2022
	887,546	2.88	November 5, 2015	November 4, 2023
Yongchun Chen	*	1.08	April 28, 2010	April 27, 2010
	*	1.08	May 16, 2011	May 15, 2019
	*	1.08	May 28, 2012	May 27, 2020
	*	3.11	November 18, 2013	November 17, 2021
	*	3.11	July 16, 2014	July 15, 2022

        As of the date of this prospectus, other employees as a group held options to purchase 790,450 ordinary shares of our company, with exercise prices ranging from US$1.08 to US$3.11 per share.

2017 Share Incentive Plan

        In June 2017, our board of directors approved the 2017 Share Incentive Plan, which we refer to as the 2017 Plan in this prospectus, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2017 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is initially 2,059,005, plus an annual increase on the first day of each of our fiscal year during the term of the 2017 Plan commencing with the fiscal year beginning January 1, 2018, by an amount equal to the lesser of (i) 2.0% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceeding fiscal year, and (ii) such number as may be determined by the board of directors. As of the date of this prospectus, options to purchase            ordinary shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

        The following paragraphs describe the principal terms of the 2017 Plan.

        Types of Awards.    The 2017 Plan permits the awards of options, restricted shares or any other type of awards that the committee decides.

        Plan Administration.    Our board of directors or a committee of one or more members of the board of directors will administer the 2017 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

        Award Agreement.    Awards granted under the 2017 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee's employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

        Eligibility.    We may grant awards to our employees, directors and consultants of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

        Vesting Schedule.    In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

        Exercise of Options.    The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.

        Transfer Restrictions.    Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

        Termination and Amendment of the 2017 Plan.    Unless terminated earlier, the 2017 Plan has a term of ten years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

        The following table summarizes, as of the date of this prospectus, the options granted under our 2017 Plan to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Chimin Cao	514,751	11.16	June 22, 2017	June 21, 2027
Yanlai Shi	772,127	11.16	June 22, 2017	June 21, 2027
Yongchun Chen	*	11.16	June 22, 2017	June 21, 2027
Ping Wei	257,376	11.16	June 22, 2017	June 21, 2027

        As of the date of this prospectus, other employees as a group held options to purchase 512,751 ordinary shares of our company, with exercise price of US$11.66 per share.

PRINCIPAL [AND SELLING] SHAREHOLDERS

        Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by:

  •
  each of our directors and executive officers;

  •
  each person known to us owning beneficially more than 5% of our ordinary shares; and

  •
  [each selling shareholder.]

        The calculations in the table below are based on 23,163,801 ordinary shares on a pro forma basis outstanding as of the date of this prospectus, and                        ordinary shares outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		[Ordinary Shares Being Sold in This Offering]		Ordinary Shares Beneficially Owned Immediately After This Offering
	Number	%†	Number	%†	Number	%†
Directors and Executive Officers**:
Chimin Cao(1)	6,759,859	29.2%
Yanlai Shi(2)	4,461,130	17.9%
Yongchun Chen	*	*
Kevin Yi Zhang(3)	11,504,688	49.7%
Liang Meng(4)	11,504,688	49.7%
Ping Wei	—	—
All Directors and Executive Officers as a Group	22,774,681	91.4%
Principal [and Selling] Shareholders:
Ascendent Rainbow (Cayman) Limited(5)	11,504,688	49.7%
Joy Year Limited(6)	6,744,859	29.1%
Trump Creation Limited(7)	2,108,691	9.1%
RYB Education Limited(8)	1,543,259	6.7%
Bloom Star Limited(9)	1,194,865	5.2%

*
Less than 1% of our total outstanding shares.

**
Except for Messrs. Kevin Yi Zhang and Liang Meng, the business address of our directors and executive officers is c/o 4/F, No. 29 Building, Fangguyuan Section 1, Fangzhuang, Fengtai District, Beijing, People's Republic of China.

†
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding, which is 23,163,801 ordinary shares on a pro forma basis as of the date of this prospectus, and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this prospectus.

(1)
Represents (i) 6,744,859 Class A ordinary shares held by Joy Year Limited, a British Virgin Islands company, and (ii) 15,000 ordinary shares Mr. Cao has the right to acquire upon exercise of option within 60 days after the date of this prospectus. Mr. Chimin Cao is the sole shareholder and the sole director of Joy Year Limited. All Class A ordinary shares held by Joy Year Limited will be re-designated as ordinary shares immediately prior to the completion of this offering.

(2)
Represents (i) 1,194,865 Class A ordinary shares held by Bloom Star Limited, a British Virgin Islands company (ii) 1,543,259 Class B ordinary shares held by RYB Education Limited, a Cayman Islands company, and (iii) 1,723,006 ordinary shares Ms. Shi has the right to acquire upon exercise of option within 60 days after the date of this prospectus. Ms. Shi is the sole director of, and holds 99% of equity interests in, Bloom Star Limited, and she is also the sole director and shareholder of RYB Education Limited. RYB Education Limited currently holds 13,047,947 Class B ordinary shares in our Company. It has issued an exchangeable note to Ascendent Rainbow (Cayman) Limited, or Ascendent, pursuant to which Ascendent has the right to exchange such exchangeable note for up to 11,504,688 Class B ordinary shares of our Company from RYB Education Limited. Ascendent has informed RYB Education Limited and us of its plan to fully exercise such exchange right before this public offering. Shares beneficially owned by Ms. Shi before and after this offering as shown in the table above assumes the completion of such exchange by Ascendent. All of Class A ordinary shares held by Bloom Star Limited and all the Class B ordinary shares held by RYB Education Limited will be re-designated as ordinary shares immediately prior to the completion of this offering.

(3)
Represents the 11,504,688 Class B ordinary shares Ascendent has the right to acquire from RYB Education Limited. Mr. Kevin Yi Zhang is a director of, and holds 50% of equity interests in, Ascendent Capital Partners II GP Limited, the general partner of Ascendent Capital Partners II GP, L.P., which in turn is the general partner of Ascendent Capital Partners II, L.P., the sole shareholder of Ascendent. Ascendent currently holds an exchangeable note issued by RYB Education Limited, pursuant to which Ascendent has the right to exchange such exchangeable note for up to 11,504,688 Class B ordinary shares from RYB Education Limited. Ascendent has informed RYB Education Limited and us of its plan to fully exercise such exchange right before this public offering. Shares beneficially owned by Mr. Kevin Yi Zhang before and after this offering as shown in the table above assumes the completion of such exchange by Ascendent. All the shares so acquired will be re-designated as ordinary shares immediately prior to the completion of this offering. Mr.Zhang's business address is 1609, 16/F, Jardine House, 1 Connaught Place, Central, Hong Kong.

(4)
Represents the 11,504,688 Class B ordinary shares Ascendent has the right to acquire from RYB Education Limited. Mr. Liang Meng is a director of, and holds 50% of equity interests in, Ascendent Capital Partners II GP Limited, the general partner of Ascendent Capital Partners II GP, L.P., which in turn is the general partner of Ascendent Capital Partners II, L.P., the sole shareholder of Ascendent. Ascendent currently holds an exchangeable note issued by RYB Education Limited, pursuant to which Ascendent has the right to exchange such exchangeable note for up to 11,504,688 Class B ordinary shares from RYB Education Limited. Ascendent has informed RYB Education Limited and us of its plan to fully exercise such exchange right before this public offering. Shares beneficially owned by Mr. Liang Meng before and after this offering as shown in the table above assumes the completion of such exchange by Ascendent. All the shares so acquired will be re-designated as ordinary shares immediately prior to the completion of this offering. Mr. Meng's business address is 1609, 16/F, Jardine House, 1 Connaught Place, Central, Hong Kong.

(5)
Represents the 11,504,688 Class B ordinary shares Ascendent has the right to acquire from RYB Education Limited. The registered address of Ascendent is at the office of Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. Ascendent is wholly owned by Ascendent Capital Partners II, L.P., a Cayman Islands limited partnership, whose general partner is Ascendent Capital Partners II GP, L.P., another Cayman Islands limited partnership. The general partner of Ascendent Capital Partners II GP., L.P. is Ascendent Capital Partners II GP Limited, a Cayman Islands company. Each of Mr. Kevin Yi Zhang and Mr. Liang Meng is a director, and holds 50% of equity interests in, Ascendent Capital Partners II GP Limited. Ascendent currently holds an exchangeable note issued by RYB Education Limited, pursuant to which Ascendent has the right to exchange such exchangeable note for up to 11,504,688 Class B ordinary shares from RYB Education Limited. Ascendent has informed RYB Education Limited and us of its plan to fully exercise such exchange right before this public offering. Shares beneficially owned by Ascendent before and after this offering as shown in the table above assumes the completion of such exchange by Ascendent. All the shares so acquired will be re-designated as ordinary shares immediately prior to the completion of this offering.

(6)
Represents the 6,744,859 Class A ordinary shares held by Joy Year Limited, a British Virgin Islands company wholly owned by Mr. Chimin Cao. All of these shares will be re-designated as ordinary shares immediately prior to the completion of this offering. The registered address of Joy Year Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(7)
Represents the 2,108,691 Class A ordinary shares held by Trump Creation Limited, a British Virgin Islands company. All of these shares will be re-designated as ordinary shares immediately prior to the completion of this offering. The registered address of Trump Creation Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(8)
Represents the 1,543,259 Class B ordinary shares held by RYB Education Limited, a Cayman Islands company wholly owned by Ms. Yanlai Shi. All of these shares will be re-designated as ordinary shares immediately prior to the completion of this offering. RYB Education Limited currently holds 13,047,947 Class B ordinary shares in our Company. It has issued an exchangeable note to Ascendent, pursuant to which Ascendent has the right to exchange such exchangeable note for up to 11,504,688 Class B ordinary shares of our Company from RYB Education Limited. Ascendent has informed RYB Education Limited and us of its plan to fully exercise such exchange right before this public offering. Shares beneficially owned by RYB Education Limited before and after this offering as shown in the table above assumes the completion of such exchange by Ascendent. The registered address of RYB Education Limited is the office of Offshore Incorporations (Cayman) Limited, Floor 4, Willow House, Cricket Square, P.O. Box 2804, Grand Cayman KY1-1112, Cayman Islands.

(9)
Represents the 1,194,865 Class A ordinary shares held by Bloom Star Limited, a British Virgin Islands company. Ms. Shi is the sole director of, and holds 99% of equity interests in, Bloom Star Limited. All of these shares will be re-designated as ordinary shares immediately prior to the completion of this offering. The registered address of Bloom Star Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

        As of the date of this prospectus, none of our ordinary shares are held by record holder in the United States. None of our existing shareholders has different voting rights from other shareholders after the completion of this offering.

        In November 2015, we issued 13,047,947 Class B ordinary shares to RYB Education Limited and repurchased 5,684,146 ordinary shares from certain former shareholders, which resulted in increases of ownership percentage in our company of the above major shareholders. Other than the aforementioned events, there was no significant change in percentage ownership of the above major shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with our Variable Interest Entity and its Shareholders

        See "Corporate History and Structure—Contractual Arrangements with Beijing RYB."

Shareholder and Noteholder Agreement

        See "Description of Share Capital—History of Securities Issuances—Shareholder and Noteholder Agreement."

Employment Agreements and Indemnification Agreements

        See "Management—Employment Agreements and Indemnification Agreements."

Share Incentive Plans

        See "Management—2009 Share Incentive Plan" and "Management—2017 Share Incentive Plan."

Other Transactions with Related Parties

        We have rented certain facilities from Ms. Zhiying Li, the spouse of Mr. Chimin Cao, our co-founder and Chairman of the Board. During 2014, 2015 and 2016, we incurred US$0.3 million, US$0.3 million and US$0.3 million in rental expenses to Ms. Li. We had the same amounts due from Ms. Li as of December 31, 2014, 2015 and 2016, respectively, as prepaid rental expenses for the next year.

        We have also extended loans that are interest-free, unsecured and payable on demand to certain related parties.

        We have historically extended such loans to Mr. Chimin Cao and entities controlled by him for his personal use. As of December 31, 2014, 2015 and 2016, the outstanding principal amount under such loans extended to Mr. Cao and an entity controlled by him was US$0.6 million, US$0.1 million and US$0.1 million, respectively. We expect them to fully repay those loans before the effectiveness of the registration statement of which this prospectus forms a part.

        We have historically extended such loans to Ms. Yanlai Shi and entities controlled by her for her personal use. As of December 31, 2014, 2015 and 2016, the outstanding principal amount under such loans extended to Ms. Shi and entities controlled by her was US$1.5 million, US$3.9 million and US$3.6 million, respectively. We expect them to fully repay those loans before the effectiveness of the registration statement of which this prospectus forms a part.

        In 2016, we extended such loans to Hainan RYB International Kindergarten Management Co., Ltd., our equity investee, for working capital use. As of December 31, 2016, the outstanding principal amount under such loans was US$0.1 million.

DESCRIPTION OF SHARE CAPITAL

        We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2016 Revision) of the Cayman Islands, which we refer to as the Companies Law below, and the common law of the Cayman Islands.

        As of the date of this prospectus, our authorized share capital is US$100,000 divided into 100,000,000 shares, comprising of (a) (i) 99,999,999 ordinary shares divided into 25,000,000 Class A ordinary shares with a nominal or par value of US$0.001 each, (ii) 24,999,999 Class B ordinary shares with a nominal or par value of US$0.001 each, and (iii) 50,000,000 ordinary shares with a nominal or par value of US$0.001 each; and (b) one golden share with a nominal or par value of US$0.001. As of the date of this prospectus, 10,115,854 Class A ordinary shares, 13,047,947 Class B ordinary shares, and one golden share are issued and outstanding. All of our issued and outstanding ordinary shares are fully paid. Immediately upon the completion of this offering, there will be                        ordinary shares outstanding, including a total of                        ordinary shares resulting from the automatic conversion of all of our outstanding Class A ordinary shares and Class B ordinary shares, assuming the underwriters do not exercise the over-allotment option.

[Our Post-Offering Memorandum and Articles

        Our shareholders have conditionally adopted an amended and restated memorandum and articles of association, which will become effective and replace our current amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering amended and restated memorandum and articles of association that will become effective immediately prior to completion of this offering, and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

        Objects of Our Company.    Under our post-offering memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

        Ordinary Shares.    Our ordinary shares are issued in registered form, and are issued when registered in our register of shareholders. We may not issue share to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

        Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our post-offering amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

        Voting Rights.    Voting at any shareholders' meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the votes attaching to the total ordinary shares which are present in person or by proxy at the meeting.

        An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering amended and restated memorandum and articles of association. Holders of the ordinary shares may, among other things, divide or combine their shares by ordinary resolution.

        General Meetings of Shareholders.    As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders' annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

        Shareholders' general meetings may be convened by a majority of our board of directors. Advance notice of at least seven days is required for the convening of our annual general shareholders' meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to all of our shares in issue and entitled to vote.

        The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-third of the votes attaching to the outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

        Transfer of Ordinary Shares.    Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

        Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

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  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

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  the instrument of transfer is in respect of only one class of ordinary shares;

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  the instrument of transfer is properly stamped, if required; and

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  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four.

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  a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

        If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

        The registration of transfers may, after compliance with any notice required of the New York Stock Exchange, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

        Liquidation.    On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

        Calls on Shares and Forfeiture of Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

        Redemption, Repurchase and Surrender of Shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Law, the redemption or repurchase of any share may be paid out of our Company's profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

        Variations of Rights of Shares.    If at any time, our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of all the holders of the issued shares of that class or series or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

        Issuance of Additional Shares.    Our post-offering amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

        Our post-offering amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

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  the designation of the series;

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  the number of shares of the series;

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  the dividend rights, dividend rates, conversion rights, voting rights; and

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  the rights and terms of redemption and liquidation preferences.

        Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

        Inspection of Books and Records.    Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See "Where You Can Find Additional Information."

        Anti-Takeover Provisions.    Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

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  authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

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  limit the ability of shareholders to requisition and convene general meetings of shareholders.

        However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

        Exempted Company.    We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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  does not have to file an annual return of its shareholders with the Registrar of Companies;

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  is not required to open its register of members for inspection;

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  does not have to hold an annual general meeting;

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  may issue negotiable or bearer shares or shares with no par value;

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  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

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  may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

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  may register as a limited duration company; and

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  may register as a segregated portfolio company.

        "Limited liability" means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

        The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

        Mergers and Similar Arrangements.    The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) "merger" means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a "consolidation" means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company's articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

        A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a "parent" of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

        The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

        Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

        Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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  the statutory provisions as to the required majority vote have been met;

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  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

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  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

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  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

        The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the "squeeze out" of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

        If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

        Shareholders' Suits.    In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

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  a company acts or proposes to act illegally or ultra vires;

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  the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

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  those who control the company are perpetrating a "fraud on the minority."

        Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company's memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person's dishonesty, willful default or fraud, in or about the conduct of our company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

        In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        Directors' Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

        As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

        Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering amended and restated articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

        Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

        The Companies Law provide shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association. Our post-offering amended and restated articles of association allow our shareholders holding in aggregate not less than one-third of all votes attaching to the outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders' meeting, our post-offering amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders' annual general meetings.

        Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder's voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

        Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

        Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target's outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

        Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

        Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

        Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our post-offering amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

        Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

        Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Law and our post-offering amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

        Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

        The following is a summary of our securities issuances in the past three years.

Ordinary Shares

        On November 5, 2015, we re-designated 10,115,854 ordinary shares as Class A ordinary shares.

        On November 5, 2015, we issued 13,047,947 Class B ordinary shares to RYB Education Limited in exchange for the cancellation of an interest-free loan we borrowed from RYB Education Limited in an amount of US$50.2 million.

Golden Share

        On November 5, 2015, we issued one golden share to Ascendent Rainbow (Cayman) Limited at par value of US$0.001.

Option Grants

        We have granted options to purchase our ordinary shares to certain of our directors, executive officers and employees. See "Management—2009 Share Incentive Plan" and "Management—2017 Share Incentive Plan."

Shareholder and Noteholder Agreement

        We entered into a shareholder and noteholder agreement on November 5, 2015 with our shareholders, which consist of holders of our Class A ordinary shares, Class B ordinary shares and golden share.

        The shareholder and noteholder agreement provides for certain special rights, including right of first refusal, co-sale rights, preemptive rights and contain provision governing the board of directors and other corporate governance matters. Those special rights, as well as the corporate governance provisions, will automatically terminate upon the completion of this offering.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

                    , as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in            ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

        The depositary's office is located at            .

        You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

        As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Islands law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.

        The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms apart. You may also obtain a copy of the deposit agreement at the SEC's Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC's website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

        We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

        Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

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  Cash.  The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary's expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. The depositary will hold any cash amounts it is unable to distribute in a non-interest-bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

  •
  Shares.  In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

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  Rights to Receive Additional Shares.  In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not furnish such evidence, the depositary may:

  •
  sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

  •
  if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

        We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

  •
  Other Distributions.  In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

        If the depositary determines that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

        Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

        The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

        There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

        The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

        Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of             , as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

        The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as "deposited securities".

        Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary's direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder's name. An ADR holder can request that the ADSs not be held through the depositary's direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

        When you turn in your ADR certificate at the depositary's office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

        The depositary may only restrict the withdrawal of deposited securities in connection with:

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  temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends;

  •
  the payment of fees, taxes and similar charges; or

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  compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

        The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

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  to receive any distribution on or in respect of shares,

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  to give instructions for the exercise of voting rights at a meeting of holders of shares,

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  to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

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  to receive any notice or to act in respect of other matters all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

        If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. No voting instructions may be deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

        [Under our constituent documents the depositary would be able to provide us with voting instructions without having to personally attend meetings in person or by proxy. Such voting instructions may be provided to us via facsimile, email, mail, courier or other recognized form of delivery and we agree to accept any such delivery so long as it is timely received prior to the meeting. We will endeavor to provide the depositary with written notice of each meeting of shareholders promptly after determining the date of such meeting so as to enable it to solicit and receive voting instructions. In general, the depositary will require that voting instructions be received by the depositary no less than five business days prior to the date of each meeting of shareholders. Under the post-offering memorandum and articles of association that we expect to adopt, the minimum notice period required to convene a general meeting is seven days. The depositary may not have sufficient time to solicit voting instructions, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.]

        Notwithstanding the above, we have advised the depositary that under the Cayman Islands law and our constituent documents, each as in effect as of the date of the deposit agreement, voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out above) received by the depositary from holders shall lapse. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by holders of ADSs.

        There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

        The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

        Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

        The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

        The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

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  a fee of US$            per ADR or ADRs for transfers of certificated or direct registration ADRs;

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  a fee of up to US$            per ADS for any cash distribution made pursuant to the deposit agreement;

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  a fee of up to US$            per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

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  reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary's agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary's or its custodian's compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

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  a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares and there would be a fee of five cents per ADS outstanding);

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  stock transfer or other taxes and other governmental charges;

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  cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

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  transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

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  expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

        We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

        Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

        ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any Chinese Enterprise Income Tax owing if the Circular Guoshuifa [2009] No. 82 issued by the Chinese State Administration of Taxation or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the holder thereof to the depositary. and by holding or having held an ADR the holder and all prior holders thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect thereof. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

        By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

        If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

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  amend the form of ADR;

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  distribute additional or amended ADRs;

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  distribute cash, securities or other property it has received in connection with such actions;

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  sell any securities or property received and distribute the proceeds as cash; or

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  none of the above.

        If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

        We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least [30] days' notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must give ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

        The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least [30] days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within [45] days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the [90]th day after our notice of removal was first provided to the depositary. After termination, the depositary's only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales (as long as it may lawfully do so), without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash.

Limitations on Obligations and Liability to ADS Holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

        Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time, we or the depositary or its custodian may require:

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  payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

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  the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

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  compliance with such regulations as the depositary may establish consistent with the deposit agreement.

        The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdrawal shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

        The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

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  any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the People's Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary's or our respective agents' control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

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  it exercises or fails to exercise discretion under the deposit agreement or the ADR;

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  it performs its obligations under the deposit agreement and ADRs without gross negligence or bad faith;

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  it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

  •
  it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

        Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of            . The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services.

        Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder's or beneficial owner's income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

        Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. Neither the depositary nor any of its agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

        In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or the company directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory).

        The depositary may own and deal in any class of our securities and in ADSs.

Disclosure of Interest in ADSs

        To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

        The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary's direct registration system. Registered holders of ADRs may inspect such records at the depositary's office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

        The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

        In its capacity as depositary, the depositary shall not lend shares or ADSs; provided, however, that the depositary may issue ADSs prior to the receipt of shares (each such transaction a "pre-release"). The depositary may receive ADSs in lieu of shares (which ADSs will promptly be canceled by the depositary upon receipt by the depositary). Each such pre-release will be subject to a written agreement whereby the person or entity (the "applicant") to whom ADSs are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the shares that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such shares in its records and to hold such shares in trust for the depositary until such shares are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such shares, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five (5) business days' notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs involved in such pre-release at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to pre-released ADSs outstanding), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided in connection with pre-release transactions, but not the earnings thereon, shall be held for the benefit of the registered holders of ADRs (other than the applicant).

Appointment

        In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

  •
  be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

  •
  appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

        The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Notwithstanding the foregoing, any action based on the deposit agreement or the transactions contemplated thereby may be instituted by the depositary and holders in any competent court in the Cayman Islands, Hong Kong, the People's Republic of China and/or the United States or through the commencement of an English language arbitration either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have        ADSs outstanding, representing approximately         % of our outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than by our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. We intend to apply to list the ADSs on the New York Stock Exchange, but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

        We [have agreed], for a period of 180 days after the date of this prospectus, [not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, including but not limited to any options or warrants to purchase our ordinary shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed),] without the prior written consent of the representatives of the underwriters.

        Furthermore, [each of our directors, executive officers and existing shareholders] has also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares, ADSs and securities that are substantially similar to our ordinary shares or ADSs. [These restrictions also apply to any ADSs acquired by our directors and executive officers in the offering pursuant to the directed share program, if any.] These parties collectively own [all of] our outstanding ordinary shares, without giving effect to this offering.

        The restrictions described in the preceding paragraphs will be automatically extended under certain circumstances. See "Underwriting."

        Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.

Rule 144

        All of our ordinary shares that will be outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are "restricted securities" as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities

Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

  •
  1% of the then outstanding ordinary shares of the same class, in the form of ADSs or otherwise, which immediately after this offering will equal        ordinary shares, assuming the underwriters do not exercise their over-allotment option; or

  •
  the average weekly trading volume of our ordinary shares of the same class, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

        Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

        The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People's Republic of China and the United States.

Cayman Islands Taxation

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

        Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or ADSs, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax.

        No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

People's Republic of China Taxation

        Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a "de facto management body" within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term "de facto management body" as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation's general position on how the "de facto management body" test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its "de facto management body" in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

        We believe that RYB Education, Inc. is not a PRC resident enterprise for PRC tax purposes. RYB Education, Inc. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that RYB Education, Inc. meets all of the conditions above. RYB Education, Inc. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body." There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

        If the PRC tax authorities determine that RYB Education, Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of RYB Education, Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that RYB Education, Inc. is treated as a PRC resident enterprise.

        In January 2009, the State Administration of Taxation promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, pursuant to which the entities that have the direct obligation to make certain payments to a non-resident enterprise should be the relevant tax withholders for the non-resident enterprise, and such payments include: income from equity investments (including dividends and other return on investment), interest, rents, royalties and income from assignment of property as well as other incomes subject to enterprise income tax received by non-resident enterprises in China. Further, the measures provide that in case of an equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment must, by itself or engage an agent to, file tax declaration with the PRC tax authority located at place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred should assist the tax authorities to collect taxes from the relevant non-resident enterprise.

        The State Administration of Taxation issued an SAT Circular 59 together with the Ministry of Finance in April 2009 and a SAT Circular 698 in December 2009. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. Under SAT Circular 698, where a non-resident enterprise transfers the equity interests of a PRC "resident enterprise" indirectly by disposition of the equity interests of an overseas holding company, and the overseas holding company is located in a tax jurisdiction that: (1) has an effective tax rate less than 12.5% or (2) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, must report to the relevant tax authority of the PRC "resident enterprise" the indirect transfer. On February 3, 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 supersedes the rules with respect to the Indirect Transfer under SAT Circular 698, but does not touch upon the other provisions of SAT Circular 698, which remain in force. SAT Public Notice 7 has introduced a new tax regime that is significantly different from the previous one under SAT Circular 698. SAT Public Notice 7 extends its tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Circular 698 and SAT Public Notice 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Circular 698 and SAT Public Notice 7. As a result, we may be required to expend valuable resources to comply with SAT Circular 698 and SAT Public Notice 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

United States Federal Income Tax Considerations

        The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs in this offering and holds our ADSs as "capital assets" (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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  banks and other financial institutions;

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  insurance companies;

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  pension plans;

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  cooperatives;

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  regulated investment companies;

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  real estate investment trusts;

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  broker-dealers;

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  traders that elect to use a mark-to-market method of accounting;

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  certain former U.S. citizens or long-term residents;

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  tax-exempt entities (including private foundations);

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  persons liable for alternative minimum tax;

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  holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;

  •
  investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

  •
  investors that have a functional currency other than the U.S. dollar;

  •
  persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock; or

  •
  partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding common stock through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

        Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or Class A ordinary shares.

General

        For purposes of this discussion, a "U.S. Holder" is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

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  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

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  an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

  •
  a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

        If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares.

        For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

        A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of "passive" income or (ii) 50% or more of the value of its assets based on an average of quarterly value of the assets during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company's goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

        Although the law in this regard is not entirely clear, we treat our consolidated VIE as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with this entity. As a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIE for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

        Assuming that we are the owner of the VIE for U.S. federal income tax purposes, and based upon our current and projected income and assets, including the proceeds from this offering, and projections as to the value of our assets, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account the expected cash proceeds and our anticipated market capitalization following this offering. If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

        If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, the PFIC rules discussed below under "—Passive Foreign Investment Company Rules" generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

        The discussion below under "—Dividends" and "—Sale or Other Disposition" is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under "—Passive Foreign Investment Company Rules."

Dividends

        Subject to the discussion below under "Passive Foreign Investment Company Rules," any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a "dividend" for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

        Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gains tax rate applicable to "qualified dividend income," provided that certain conditions are satisfied, including that (1) our ADSs are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, or the Treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, (3) certain holding period requirements are met, and (4) such non-corporate U.S. Holders are not under an obligation to make related payments with respect to positions in substantially similar or related property. For this purpose, ADSs listed on New York Stock Exchange will generally be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

        In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see "Taxation—People's Republic of China Taxation"), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradeable on an established securities market in the United States, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as described in the preceding paragraph.

        For U.S. foreign tax credit purposes, dividends paid on our ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. If PRC withholding taxes apply to dividends paid to you with respect to our ADSs or ordinary shares, you may be able to obtain a reduced rate of PRC withholding taxes under the Treaty if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the income tax treaty between the United States and the PRC may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. If you do not elect to claim a foreign tax credit, you may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which you elect to do so for all creditable foreign income taxes. You should consult your tax advisor regarding the creditability of any PRC tax.

Sale or Other Disposition

        Subject to the discussion below under "Passive Foreign Investment Company Rules," a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder's adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Individuals and other non-corporate U.S. Holders who have held the ADS or ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income. U.S. Holders should consult their tax advisors regarding the creditability of any PRC tax.

Passive Foreign Investment Company Rules

        If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

  •
  the excess distribution or gain will be allocated ratably over the U.S. Holder's holding period for the ADSs or ordinary shares;

  •
  the amount allocated to the current taxable year and any taxable years in the U.S. Holder's holding period prior to the first taxable year in which we are classified as a PFIC (each, a "pre-PFIC year"), will be taxable as ordinary income;

  •
  the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

  •
  the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

        If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiary, our variable interest entity or any of the subsidiaries or sponsored entities of our variable interest entity is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiary, our variable interest entity or any of the subsidiaries or sponsored entities of our variable interest entity.

        As an alternative to the foregoing rules, a U.S. Holder of "marketable stock" (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder's adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

        The mark-to-market election is available only for "marketable stock," which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter ("regularly traded") on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs, but not our ordinary shares, will be treated as marketable stock upon their listing on the New York Stock Exchange. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

        Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder's indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

        We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

        If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC.

Information Reporting and Backup Withholding

        U.S. Holders may be subject to information reporting to the IRS and United States backup withholding with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding.

        Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder's United States federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

UNDERWRITING

        Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom                    and                    are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs

Total:

        The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the ADSs directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $            per ADS under the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional            ADSs at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter's name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

        The following table shows the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional            ADSs.

Total
	Per ADS	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us:	$	$	$
Proceeds, before expenses, to us	$	$	$

        The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $            .

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

        Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC.

        We intend to apply for the listing of our ADSs on the New York Stock Exchange under the trading symbol "            ."

        We and all directors and officers and the holders of all of our outstanding ordinary shares and share options have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the "restricted period"):

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

  •
  file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ordinary shares or ADSs,

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

        The restrictions described in the preceding paragraph are subject to certain exceptions.

        The representatives, in their sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.

        In order to facilitate the offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. Finally, the underwriters may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in this offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

        A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

        In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

        Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

[Directed Share Program

        At our request, the underwriters have reserved up to        % of the ADSs to be issued by us and offered by this prospectus for sale, at the initial public offering price, to some of our existing shareholders and business associates and related persons. The number of ADSs available for sale to the general public will be reduced to the extent these individuals purchase such reserved ADSs. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus.]

Selling Restrictions

        No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia

        This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

          (a)   you confirm and warrant that you are either:

              (i)  "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

             (ii)  "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

            (iii)  person associated with the company under section 708(12) of the Corporations Act; or

            (iv)  "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act;

  and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance;

          (b)   you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada

        The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts ("NI 33-105"), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

        This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Dubai International Finance Center

        This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State unless the prospectus has been approved by the competent authority in such Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  •
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  •
  by the underwriters to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

        Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

        For the purposes of this provision, and your representation below, the expression an "offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

        Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

  •
  it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

  •
  in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than "qualified investors" (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

        In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Hong Kong

        The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan

        The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Korea

        The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the ADSs may not be resold to Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs.

Kuwait

        Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 "Regulating the Negotiation of Securities and Establishment of Investment Funds," its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

        No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission's approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the securities as principal, if the offer is on terms that the securities may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the securities is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Mexico

        None of the ADSs or the ordinary shares have been or will be registered with the National Securities Registry (Registro Nacional de Valores) maintained by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) of Mexico and, as a result, may not be offered or sold publicly in Mexico. The ADSs and the ordinary shares may only be sold to Mexican institutional and qualified investors, pursuant to the private placement exemption set forth in the Mexican Securities Market Law (Ley del Mercado de Valores).

People's Republic of China

        This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Qatar

        In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person's request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia

        This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

        Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Switzerland

        The ADSs will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

        Neither this prospectus nor any other offering or marketing material relating to our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the "CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

Taiwan

        The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

United Arab Emirates.

        This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

        The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

        In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

United Kingdom

        Each underwriter has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 ("FSMA") received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  (b)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

EXPENSES RELATED TO THIS OFFERING

        Set forth below is an itemization of the total expenses, excluding underwriting discount, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the New York Stock Exchange market entry and listing fee, all amounts are estimates.

SEC Registration Fee	US$
FINRA filing Fee
New York Stock Exchange Market Entry and Listing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous

Total	US$

LEGAL MATTERS

        We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Kirkland & Ellis International LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC law will be passed upon for us by Commerce & Finance Law Offices and for the underwriters by Grandall Law Firm (Shanghai). Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Commerce & Finance Law Offices with respect to matters governed by PRC law. Kirkland & Ellis International LLP may rely upon Grandall Law Firm (Shanghai) with respect to matters governed by PRC law.

EXPERTS

        The financial statements as of December 31, 2014, 2015 and 2016, and for each of the three years in the period ended December 31, 2016 and the related financial statement schedule included in this prospectus, have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The offices of Deloitte Touche Tohmatsu Certified Public Accountants LLP are located at 8/F, Deloitte Tower The Towers, Oriental Plaza, 1 East Chang An Avenue, Beijing 100738, the People's Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

        Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC's website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

        As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated combined financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders' meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, if we so request, will mail to all record holders of ADSs the information contained in any notice of a shareholders' meeting received by the depositary from us.

RYB EDUCATION, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of RYB Education, Inc.

        We have audited the accompanying consolidated balance sheets of RYB Education, Inc. and its subsidiary, its consolidated variable interest entity ("VIE") and VIE's subsidiaries and kindergartens (collectively the "Group") as of December 31, 2014, 2015 and 2016, and the related consolidated statements of operations, comprehensive income (loss), changes in equity (deficit) and cash flows for each of the three years in the period ended December 31, 2016. Our audits also included the financial statement schedule listed in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2014, 2015 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People's Republic of China
June 22, 2017

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	As of December 31,
	2014	2015	2016
ASSETS
Current assets
Cash and cash equivalents	16,100	24,594	46,256
Term deposits	—	—	432
Accounts receivable (net of allowance for doubtful accounts of $38, $36 and $34 as of December 31, 2014, 2015 and 2016, respectively)	704	722	1,022
Inventories	2,113	1,775	3,043
Prepaid expenses and other current assets	5,326	8,150	9,414
Amounts due from related parties	2,362	4,284	3,816

Total current assets	26,605	39,525	63,983

Non-current assets
Restricted cash	289	371	372
Property, plant and equipment, net	21,362	25,183	29,411
Goodwill	—	430	401
Long-term investments	—	54	378
Deferred tax assets	4,513	5,721	6,951
Other non-current assets	2,099	2,550	2,914

TOTAL ASSETS	54,868	73,834	104,410

LIABILITIES
Current liabilities
Prepayments from customers, current portion (including prepayments from customers of the consolidated VIE without recourse to the Group of $5,904, $9,562 and $16,570 as of December 31, 2014, 2015 and 2016, respectively)	5,904	9,569	16,576
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of $23,653, $27,579 and $36,063 as of December 31, 2014, 2015 and 2016, respectively)	23,851	28,179	36,436
Income tax payable (including income tax payable of the consolidated VIE without recourse to the Group of $913, $2,585 and $5,498 as of December 31, 2014, 2015 and 2016, respectively)	1,253	3,204	5,869
Deferred revenue, current portion (including deferred revenue of the consolidated VIE without recourse to the Group of $13,916, $16,248 and $20,446 as of December 31, 2014, 2015 and 2016, respectively)	15,110	17,387	21,406
Amounts due to a related party (including amounts due to a related party of the consolidated VIE without recourse to the Group of $14, nil and nil as of December 31, 2014, 2015 and 2016, respectively)	14	—	—

Total current liabilities	46,132	58,339	80,287

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	As of December 31,
	2014	2015	2016
Non-current liabilities
Prepayments from customers, non-current portion (including prepayments from customers of the consolidated VIE without recourse to the Group of $5,015, $7,684 and $5,908 as of December 31, 2014, 2015 and 2016, respectively)	5,015	7,684	5,908
Deferred revenue, non-current portion (including deferred revenue of the consolidated VIE without recourse to the Group of $2,542, $4,572 and $6,742 as of December 31, 2014, 2015 and 2016, respectively)	4,197	5,838	8,242
Other non-current liabilities (including other non-current liabilities of the consolidated VIE without recourse to the Group of $4,337, $5,222 and $6,012 as of December 31, 2014, 2015 and 2016, respectively)	4,337	5,222	6,012

TOTAL LIABILITIES	59,681	77,083	100,449

MEZZANINE EQUITY
Series A convertible redeemable preferred shares (par value of $0.001; 7,500,000 shares authorized; 929,412, nil, and nil shares issued and outstanding as of December 31, 2014, 2015 and 2016, respectively; liquidation value of $1,150, nil, and nil as of December 31, 2014, 2015 and 2016, respectively)	2,435	—	—
Series B convertible redeemable preferred shares (par value of $0.001; 8,000,000 shares authorized; 6,434,389, nil, and nil shares issued and outstanding as of December 31, 2014, 2015 and 2016, respectively; liquidation value of $30,000, nil, and nil as of December 31, 2014, 2015 and 2016, respectively)	27,167	—	—

TOTAL MEZZANINE EQUITY	29,602	—	—

Commitments and Contingencies (Note 20)
EQUITY
Golden share (par value of $0.001 per share; 1 share authorized; nil, 1 and 1 share issued and outstanding as of December 31, 2014, 2015 and 2016, respectively)	—	—	—
Ordinary shares (par value of $0.001 per share; 99,999,999 shares authorized; 15,800,000, 23,163,801 and 23,163,801 shares issued and outstanding as of December 31, 2014, 2015 and 2016, respectively)	16	23	23
Additional paid-in capital	2,512	36,420	36,420
Statutory reserve	1,367	1,788	2,156
Accumulated other comprehensive income	323	468	381
Accumulated deficit	(38,172)	(41,609)	(35,472)

Total RYB Education, Inc. shareholders' (deficit) equity	(33,954)	(2,910)	3,508
Noncontrolling interest	(461)	(339)	453

TOTAL (DEFICIT) EQUITY	(34,415)	(3,249)	3,961

TOTAL LIABILITIES, MEZZANINE EQUITY AND TOTAL (DEFICIT) EQUITY	54,868	73,834	104,410

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	Years ended December 31,
	2014	2015	2016
Net revenues:
Services	59,293	74,815	95,936
Products	5,763	8,043	12,577

Total net revenues	65,056	82,858	108,513

Cost of revenues:
Services	56,701	70,310	85,356
Products	2,759	4,047	6,260

Total cost of revenues	59,460	74,357	91,616

Gross profit	5,596	8,501	16,897

Operating expenses:
Selling expenses	1,203	1,191	1,922
General and administrative expenses	6,927	8,389	7,424

Total operating expenses	8,130	9,580	9,346

Operating (loss) income	(2,534)	(1,079)	7,551
Interest income	46	74	107
Government subsidy income	255	526	573
Gain on disposal of subsidiaries	1,411	163	—

(Loss) income before income taxes	(822)	(316)	8,231
Income tax expenses	514	980	2,155

(Loss) income before loss from equity method investments	(1,336)	(1,296)	6,076
Loss from equity method investments	—	—	(189)

Net (loss) income	(1,336)	(1,296)	5,887
Less: Net income (loss) attributable to noncontrolling interest	639	(664)	(618)

Net (loss) income attributable to RYB Education, Inc.	(1,975)	(632)	6,505
Less: Accretion of convertible redeemable preferred shares	2,969	2,384	—
Deemed dividends to convertible redeemable preferred shareholders	—	763	—

Net (loss) income attributable to ordinary shareholders of
RYB Education, Inc.	(4,944)	(3,779)	6,505

Net (loss) income per share attributable to ordinary shareholders of RYB Education, Inc.
Basic	(0.31)	(0.22)	0.28

Diluted	(0.31)	(0.22)	0.26

Weighted average shares used in calculating net (loss) income per ordinary share
Basic	15,800,000	16,929,789	23,163,801

Diluted	15,800,000	16,929,789	24,682,525

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars)

	Years ended December 31,
	2014	2015	2016
Net (loss) income	(1,336)	(1,296)	5,887
Other comprehensive income, net of tax of nil:
Change in cumulative foreign currency translation adjustments	106	161	(99)

Total comprehensive (loss) income	(1,230)	(1,135)	5,788
Less: comprehensive income (loss) attributable to noncontrolling interest	668	(648)	(630)
Comprehensive (loss) income attributable to RYB Education, Inc.	(1,898)	(487)	6,418

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(In thousands of U.S. dollars, except share data)

	RYB Education, Inc. Shareholders
	Number of golden shares	Golden shares	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Statutory reserve	Accumulated other comprehensive income	Accumulated deficit	Total RYB Education, Inc. shareholders' equity	Noncontrolling interest	Total (deficit) equity
Balance as of December 31, 2013	—	—	15,800,000	16	2,367	1,120	246	(32,981)	(29,232)	(1,510)	(30,742)
Net (loss) income for the year	—	—	—	—	—	—	—	(1,975)	(1,975)	639	(1,336)
Share-based compensation	—	—	—	—	145	—		—	145	—	145
Provision of statutory reserve	—	—	—	—	—	247	—	(247)	—	—	—
Accretion of convertible
redeemable preferred shares	—	—	—	—	—	—	—	(2,969)	(2,969)	—	(2,969)
Foreign currency translation adjustments	—	—	—	—	—	—	77	—	77	29	106
Capital contribution from noncontrolling interest	—	—	—	—	—	—	—	—	—	279	279
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	102	102

Balance as of December 31, 2014	—	—	15,800,000	16	2,512	1,367	323	(38,172)	(33,954)	(461)	(34,415)
Net loss for the year	—	—	—	—	—	—	—	(632)	(632)	(664)	(1,296)
Share-based compensation	—	—	—	—	1,929	—	—	—	1,929	—	1,929
Provision of statutory reserve	—	—	—	—	—	421	—	(421)	—	—	—
Accretion of convertible
redeemable preferred shares	—	—	—	—	—	—	—	(2,384)	(2,384)	—	(2,384)
Deemed dividends to convertible
redeemable preferred shareholders	—	—	—	—	(763)	—	—	—	(763)	—	(763)
Contribution from Mr. Chimin Cao and
and Ms. Yanlai Shi (the "Founders")	—	—	—	—	2,000	—	—	—	2,000	—	2,000
Repurchase of ordinary shares	—	—	(5,684,146)	(6)	(19,469)	—	—	—	(19,475)	—	(19,475)
Issuance of ordinary shares	—	—	13,047,947	13	50,211	—	—	—	50,224	—	50,224
Issuance of golden share	1	—	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	145	—	145	16	161
Capital contribution from noncontrolling interest	—	—	—	—	—	—	—	—	—	695	695
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	75	75

Balance as of December 31, 2015	1	—	23,163,801	23	36,420	1,788	468	(41,609)	(2,910)	(339)	(3,249)
Net income (loss) for the year	—	—	—	—	—	—	—	6,505	6,505	(618)	5,887
Provision of statutory reserve	—	—	—	—	—	368	—	(368)	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	(87)	—	(87)	(12)	(99)
Capital contribution from noncontrolling interest	—	—	—	—	—	—	—	—	—	1,422	1,422

Balance as of December 31, 2016	1	—	23,163,801	23	36,420	2,156	381	(35,472)	3,508	453	3,961

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Years ended December 31,
	2014	2015	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	(1,336)	(1,296)	5,887
Adjustments to reconcile net (loss) income to net cash generated from operating activities:
Depreciation of property, plant and equipment	3,502	4,230	4,831
Change in allowance for doubtful accounts	527	109	51
(Gain) loss on disposal of property, plant and equipment	(15)	20	6
Loss from equity method investments	—	—	189
Net gain on disposal of subsidiaries	(1,411)	(163)	—
Share-based compensation	145	1,929	—
Changes in operating assets and liabilities:
Accounts receivable	(294)	(49)	(365)
Inventories	(222)	256	(1,451)
Prepaid expenses and other current assets	971	67	(1,438)
Amounts due from related parties	(1,015)	—	189
Deferred tax assets	(978)	(1,441)	(1,687)
Other non-current assets	(1,266)	(555)	(560)
Prepayments from customers	850	7,005	6,678
Accrued expenses and other current liabilities	5,547	5,664	10,176
Income tax payable	1,262	2,066	3,012
Deferred revenue	6,496	4,880	8,343
Amounts due to a related party	6	(14)	—
Other non-current liabilities	1,282	1,100	1,192

Net cash generated from operating activities	14,051	23,808	35,053

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of a business, net of cash acquired	—	(1,031)	—
Investments in bank deposits maturing over three months	—	—	(452)
Purchase of long-term investments	—	(55)	(532)
Purchase of property, plant and equipment	(6,174)	(12,080)	(11,305)
Proceeds from disposal of subsidiaries	1,001	150	—
Loans to related parties	(1,331)	(6,508)	—
Repayment from loans to related parties	—	4,423	—
Loans to third parties	(97)	(517)	—
Repayment from loans to third parties	—	613	—
Proceeds from disposal of property, plant and equipment	64	55	167

Net cash used in investing activities	(6,537)	(14,950)	(12,122)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution from noncontrolling interests	279	695	1,422
Proceeds from issuance of ordinary shares	—	50,224	—
Payment for repurchase of ordinary shares	—	(19,475)	—
Payment for repurchase of convertible redeemable preferred shares	—	(30,749)	—

Net cash generated from financing activities	279	695	1,422

Exchange rate effect on cash and cash equivalents	(271)	(977)	(2,690)

Net increase in cash and cash equivalents, and restricted cash	7,522	8,576	21,663
Cash and cash equivalents, and restricted cash at beginning of the year	8,867	16,389	24,965

Cash and cash equivalents, and restricted cash at end of the year	16,389	24,965	46,628

Supplemental schedule of cash flow information
Income taxes paid	230	355	723
Supplemental schedule of non-cash activities
Acquisition of property, plant and equipment through utilization of deposits	318	3,524	506
Contribution from the Founders	—	2,000	—

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1. ORGANIZATION AND BASIS OF PRESENTATION

        Top Margin Limited was incorporated under the laws of the Cayman Islands on January 11, 2007. In June 2017, Top Margin Limited changed the corporate name into RYB Education, Inc. (the "Company"). The Company, its subsidiary, its consolidated variable interest entity ("VIE") and VIE's subsidiaries and kindergartens (collectively the "Group") are primarily engaged in providing kindergarten educational services, play-and-learn centers services and sale of educational merchandise in the People's Republic of China ("PRC").

        As of December 31, 2016, details of the Company's subsidiary, its VIE and VIE's significant subsidiaries and kindergartens were as follows:

Name	Date of establishment	Place of establishment	Percentage of legal ownership by the Company	Principal activities
Subsidiary:
Beijing RYB Technology Development Co., Ltd. ("RYB Technology")	December 24, 2007	PRC	100%	Investment holding and provision of educational services
Variable interest entity:
Beijing RYB Children Education Technology Development Co., Ltd. ("Beijing RYB")	July 3, 2001	PRC	Consolidated VIE	Investment holding and provision of educational services
VIE's major subsidiaries and kindergartens(1):
Shenzhen RYB Children Education
Technology Development Co., Ltd.	June 20, 2007	PRC	Consolidated VIE	Sale of educational merchandise and provision of educational services
Beijing Fengtai District RYB Education Training School	July 15, 2010	PRC	Consolidated VIE	Training services
Hunan RYB Education Development Co., Ltd.	September 22, 2011	PRC	Consolidated VIE	Play-and-learn centers services
Beijing Aizhudou Culture Development Co., Ltd.	February 8, 2012	PRC	Consolidated VIE	Sale of educational merchandise
Beijing RYB Youer Technology Development Co., Ltd.	April 2, 2014	PRC	Consolidated VIE	Play-and-learn centers services
Beijing Qingtian Youpin E-Commerce Co., Ltd.	June 8, 2015	PRC	Consolidated VIE	Sale of educational merchandise
Beijing Haidian District RYB Multi-Dimension Intelligence Experimental Kindergarten(2)	January 10, 2005	PRC	Consolidated VIE	Kindergarten services
Beijing Fengtai District RYB Multi-Dimension Intelligence Experimental Kindergarten(2)	April 14, 2005	PRC	Consolidated VIE	Kindergarten services
Beijing Development RYB Bilingual Kindergarten(2)	February 21, 2006	PRC	Consolidated VIE	Kindergarten services
Beijing Daxing District RYB Kindergarten(2)	July 17, 2008	PRC	Consolidated VIE	Kindergarten services
Beijing Changping District Huilongguan RYB Kindergarten(2)	November 4, 2008	PRC	Consolidated VIE	Kindergarten services
Beijing Chaoyang District Century Jiahua Kindergarten(2)	August 27, 2009	PRC	Consolidated VIE	Kindergarten services
Beijing Chaoyang District RYB Kindergarten(2)	August 27, 2009	PRC	Consolidated VIE	Kindergarten services

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1. ORGANIZATION AND BASIS OF PRESENTATION (Continued)

Name	Date of establishment	Place of establishment	Percentage of legal ownership by the Company	Principal activities
Qingdao Laoshan District RYB Central Kindergarten(2)	July 15, 2010	PRC	Consolidated VIE	Kindergarten services
Beijing Chaoyang District RYB Zhongcanyuan Kindergarten(2)	September 14, 2010	PRC	Consolidated VIE	Kindergarten services
Beijing Chaoyang District RYB Xintiandi Kindergarten(2)	April 11, 2011	PRC	Consolidated VIE	Kindergarten services
Beijing Chaoyang District RYB Hepingli Kindergarten(2)	April 11, 2011	PRC	Consolidated VIE	Kindergarten services
Beijing Chaoyang District RYB Dongba Kindergarten(2)	July 5, 2011	PRC	Consolidated VIE	Kindergarten services
Qingdao Laoshan District RYB Shanshui Famous Garden Kindergarten(2)	August 29, 2011	PRC	Consolidated VIE	Kindergarten services
Chongqing South Bank Yuneng International RYB Kindergarten(2)	October 12, 2011	PRC	Consolidated VIE	Kindergarten services
Dalian Jinzhou New District RYB Hongxinghai Kindergarten(2)	November 20, 2011	PRC	Consolidated VIE	Kindergarten services
Shenzhen Futian District RYB Tianan Golf Longyuan Kindergarten(2)	December 5, 2011	PRC	Consolidated VIE	Kindergarten services
Changsha Kaifu District RYB Kindergarten(2)	March 30, 2012	PRC	Consolidated VIE	Kindergarten services
Hefei Faneng Sunshine Beach Kindergarten(2)	January 18, 2013	PRC	Consolidated VIE	Kindergarten services
Guiyang Guanshanhu District RYB Jinyuan Kindergarten(2)	June 3, 2013	PRC	Consolidated VIE	Kindergarten services
Beijing Chaoyang District Jinsong RYB Kindergarten(2)	July 5, 2013	PRC	Consolidated VIE	Kindergarten services
Tianjin Jinnan District RYB Fulitaoyuan Kindergarten(2)	July 26, 2013	PRC	Consolidated VIE	Kindergarten services
Changsha Kaifu District Vanke City RYB Kindergarten(2)	January 8, 2014	PRC	Consolidated VIE	Kindergarten services
Changzhou Wujin District RYB New City Villa Kindergarten(2)	February 17, 2014	PRC	Consolidated VIE	Kindergarten services
Qingdao Shibei District RYB Vanke City Kindergarten(2)	February 21, 2014	PRC	Consolidated VIE	Kindergarten services
Guangzhou Liwan District RYB Tangning Garden Kindergarten(2)	May 1, 2014	PRC	Consolidated VIE	Kindergarten services
Chongqing North Bank District RYB Huarun Central Park Kindergarten(2)	May 26, 2014	PRC	Consolidated VIE	Kindergarten services
Chongqing North Bank District RYB Zhaoshang Jiangwan City Kindergarten(2)	May 26, 2014	PRC	Consolidated VIE	Kindergarten services
Changsha Yuhua District RYB Kindergarten(2)	September 16, 2014	PRC	Consolidated VIE	Kindergarten services
Jinan Licheng District RYB Wanxiang New Sky Kindergarten(2)	October 30, 2014	PRC	Consolidated VIE	Kindergarten services
Xiamen Siming District RYB Yongniantianshu Kindergarten(2)	July 10, 2015	PRC	Consolidated VIE	Kindergarten services
Guiyang Wudang District RYB Baoli Spring Kindergarten(2)	September 25, 2015	PRC	Consolidated VIE	Kindergarten services
Beijing Chaoyang District RYB Zhuhuanian Kindergarten(2)	October 10, 2015	PRC	Consolidated VIE	Kindergarten services
Beijing Fangshan District RYB Changyang Peninsula Kindergarten(2)	May 3, 2016	PRC	Consolidated VIE	Kindergarten services

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1. ORGANIZATION AND BASIS OF PRESENTATION (Continued)

Name	Date of establishment	Place of establishment	Percentage of legal ownership by the Company	Principal activities
Beijing Daxing District RYB Hongmulin Kindergarten(2)	May 17, 2016	PRC	Consolidated VIE	Kindergarten services
Beijing Haidian District RYB Yidongyuan Kindergarten(2)	December 15, 2016	PRC	Consolidated VIE	Kindergarten services

(1)
The net revenues generated from these major subsidiaries and kindergartens were accounted for approximately 70% of Group's total net revenues for the year ended December 31, 2016. The English names are for identification purpose only.

(2)
These kindergartens are established and controlled by Beijing RYB or its subsidiaries. Under PRC laws and regulations, entities who establish kindergartens are commonly referred to as "sponsors" instead of "owners" or "shareholders". The economic substance of "sponsorship" in respect of kindergartens is substantially similar to that of ownership with respect to legal, regulatory and tax matters.

The VIE arrangements

        PRC laws and regulations restrict foreign ownership and investment in the education industry at the kindergarten level. As the Company is deemed a foreign legal person under PRC laws, accordingly the Company's subsidiary is not eligible to engage in the provision of kindergarten services.

        To comply with these foreign ownership restrictions, the Company operates substantially all of its education services through its VIE, Beijing RYB, and the VIE's subsidiaries and kindergartens in the PRC. The VIE and its subsidiaries and kindergartens hold leases and other assets necessary to provide education services and generate revenues. To provide the Company's effective control over the VIE and the ability to receive substantially all of the economic benefits of the VIE and its subsidiaries and kindergartens, a series of contractual arrangements were entered into amongst RYB Technology, Beijing RYB and Beijing RYB's shareholders on July 3, 2008, which were modified in September 19, 2011 and November 4, 2015 when there were changes in the shareholders in Beijing RYB.

  •
  Agreements that transfer economic benefits to the Group:

    Exclusive Consultation and Service Agreement

    Pursuant to the exclusive consultation and service agreement, Beijing RYB engages RYB Technology as its exclusive operational consultant, and RYB Technology agrees to provide necessary education related consulting services to assist Beijing RYB's operational activities and business development. Without the prior written consent of RYB Technology, Beijing RYB shall not accept any services subject to this agreement from any third parties. The fees for such consultation and service are determined at RYB Technology's discretion. For the years ended December 31, 2014, 2015, and 2016, $3,592, $3,167, and $2,139 service fees were charged by RYB Technology, respectively. Unless RYB Technology terminates this agreement in advance, this agreement will remain effective for ten years. Upon request by RYB Technology, contractual parties to this agreement shall extend the term of this agreement prior to its expiration. Other contractual parties to this agreement cannot terminate this agreement unilaterally.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1. ORGANIZATION AND BASIS OF PRESENTATION (Continued)

  •
  Agreements that provide the Company effective control over Beijing RYB:

    Business Operation Agreement

    Pursuant to the business operation agreement, Beijing RYB and its shareholders agreed to, (i) without prior written consent of RYB Technology, Beijing RYB will not conduct any transactions that may have substantial effects on its assets, businesses, personnel, obligations, rights, or business operations. (ii) Beijing RYB will accept and follow RYB Technology's instructions in relation to Beijing RYB's daily operational and financial management, election of directors, general manager, financial controller, kindergarten principals, and other senior management executives designated by RYB Technology. (iii) the shareholders will transfer any dividends, income, or interests received as the shareholders of Beijing RYB immediately and unconditionally to RYB Technology. Unless RYB Technology terminates this agreement in advance, this agreement will remain effective for ten years. Upon request by RYB Technology, contractual parties to this agreement shall extend the term of this agreement prior to its expiration. Other contractual parties to this agreement cannot terminate this agreement unilaterally.

    Power of Attorney

    Pursuant to the power of attorney, Beijing RYB's shareholders irrevocably authorized RYB Technology, or any person(s) designated by RYB Technology, as the attorney-in-fact to act on his or her behalf on all matters pertaining to Beijing RYB and to exercise all of his or her rights as a shareholder of Beijing RYB, including but not limited to convene shareholders' meeting, vote and sign any resolution as a shareholder, appoint directors, supervisors and officers, amend article of association, as well as the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder. In addition, each such shareholders also undertakes that he or she will not engage in any activities in violation of this power of attorney or cause conflict of interest between RYB Technology and Beijing RYB or its subsidiaries and kindergartens. The power of attorney will remain in force and irrevocable as long as the applicable shareholder remains a shareholder of Beijing RYB, unless RYB Technology instructs to the contrary in writing.

    Equity Pledge Agreement

    Pursuant to the equity pledge agreement, Beijing RYB's shareholders pledged their respective equity interests in Beijing RYB to RYB Technology to guarantee Beijing RYB's performance, and shareholders' obligations under the contractual arrangements between the Beijing RYB, its shareholders and RYB Technology. If Beijing RYB or its shareholders breach their contractual obligations under these agreements, RYB Technology, as pledgee, will have the right to dispose of the pledged equity interests in Beijing RYB and priority in receiving the proceeds from such disposal. Beijing RYB's shareholders also agree that, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1. ORGANIZATION AND BASIS OF PRESENTATION (Continued)

    Equity Disposal Agreement

    Pursuant to the equity disposal agreement, Beijing RYB's shareholders irrevocably granted RYB Technology or any third parties designated by RYB Technology an exclusive option to purchase all or part of those shareholders' equity interests in Beijing RYB at any time that RYB Technology deems fit. The purchase price would be the minimum amount of consideration permitted under applicable PRC law at the time when the option is exercised. Those shareholders further undertake that they will not create any pledge or encumbrance on their equity interests in Beijing RYB, and transfer, gift or otherwise dispose of their equity interests in Beijing RYB to any person(s) other than RYB Technology or its designated third parties. This agreement will remain effective for ten years. Upon request by RYB Technology, contractual parties to this agreement shall extend the term of this agreement prior to its expiration.

        As a result of these contractual arrangements, RYB Technology (1) has the power to direct the activities that most significantly affected the economic performance of Beijing RYB, and (2) received the economic benefits of Beijing RYB. In making the conclusion that the RYB Technology, a wholly owned subsidiary of the Company, is the primary beneficiary of Beijing RYB, the Company believes the Company's rights under the terms of the equity disposal agreement has provided it with a substantive kick out right. More specifically, the Company believes the terms of the equity disposal agreement are valid, binding and enforceable under PRC laws and regulations currently in effect. The Company also believes that the minimum amount of consideration permitted by the applicable PRC law to exercise the option has not represented a financial barrier or disincentive for the Company to currently exercise its rights under the equity disposal agreement. In addition, the articles of association of Beijing RYB provided that the shareholders of Beijing RYB have the power to, in a shareholders' meeting: (i) approve the operating strategy and investment plan; (ii) elect the members of board of directors and approve their compensation; and (iii) review and approve the annual budget and earnings distribution plan. Consequently, the Company's rights under the business operation agreement and powers of attorney have reinforced the Company's abilities to direct the activities most significantly impacting Beijing RYB's economic performance. The Company also believes that this ability to exercise control ensured that Beijing RYB would continue to execute and renew service agreements and pay service fees to the Company. By charging service fees, and by ensuring that service agreements were executed and renewed indefinitely, the Company has the rights to receive substantially all of the economic benefits from Beijing RYB.

  •
  Risks in relation to VIE structure

    The Company believes that the contractual arrangements with Beijing RYB and its shareholders are in compliance with existing PRC laws and regulations and are legally enforceable. However, the contractual arrangements are subject to risks and uncertainties, including:

    •
    Beijing RYB and its shareholders may have or develop interests that conflict with the Group's interests, which may lead them to pursue opportunities in violation of the aforementioned contractual agreements. If the Group cannot resolve any conflicts of interest or disputes between the Group and the shareholders of Beijing RYB, the Group would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1. ORGANIZATION AND BASIS OF PRESENTATION (Continued)

    •
    Beijing RYB and its shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIE or the Group, mandate a change in ownership structure or operations for the VIE or the Group, restrict the VIE or the Group's use of financing sources or otherwise restrict the VIE or the Group's ability to conduct business.

    •
    The PRC government may declare the aforementioned contractual arrangements invalid. They may modify the relevant regulations, have a different interpretation of such regulations, or otherwise determine that the Group or the VIE have failed to comply with the legal obligations required to effectuate such contractual arrangements.

    •
    If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government may restrict or prohibit the Group's business and operations in China.

        The Group's ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Group may not be able to consolidate Beijing RYB and its subsidiaries and kindergartens in the consolidated financial statements as the Group may lose the ability to exert effective control over Beijing RYB and its shareholders, and the Group may lose the ability to receive economic benefits from Beijing RYB.

        The Group's business has been directly operated by the VIE and its subsidiaries and kindergartens. For the years ended December 31, 2014, 2015 and 2016, the VIE and its subsidiaries and kindergartens accounted for an aggregate of 93%, 96% and 95%, respectively, of the Group's consolidated total assets, and 94%, 95% and 97% respectively of the Group's consolidated total liabilities.

        The following financial information of the Company's VIE and VIE's subsidiaries and kindergartens after the elimination of inter-company transactions and balances as of December 31, 2014, 2015 and 2016 and for each of the three years ended December 31, 2016 was included in the accompanying consolidated financial statements:

	As of December 31,
	2014	2015	2016
Cash and cash equivalents	14,989	24,016	42,927
Prepaid expenses and other current assets	5,244	8,097	9,394
Total current assets	25,050	38,426	60,625
Total assets	50,771	70,769	99,489
Total current liabilities	44,400	55,974	78,577
Total liabilities	56,294	73,452	97,239

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1. ORGANIZATION AND BASIS OF PRESENTATION (Continued)

	For the years ended December 31,
	2014	2015	2016
Net revenues	63,069	81,830	107,747
Net income	1,523	2,598	7,378
Net cash provided by operating activities	13,290	24,241	32,181
Net cash used in investing activities	(6,356)	(14,880)	(12,119)
Net cash provided by financing activities	279	695	1,422
Effects of exchange rate changes	(252)	(947)	(2,572)

        There are no consolidated VIE's assets that are collateral for the VIE's obligations and which can only be used to settle the VIE's obligations. No creditors (or beneficial interest holders) of the VIE have recourse to the general credit of the Company or any of its consolidated subsidiary. No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiary to provide financial support to the VIE. However, if the VIE ever needs financial support, the Company or its subsidiary may, at its option and subject to statutory limits and restrictions, provide financial support to the VIE through loans to the shareholders of the VIE or entrustment loans to the VIE.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

        The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

        The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group's financial statements include, but are not limited to, consolidation of the VIE, valuation allowance for deferred tax assets, share-based compensation expenses, useful lives of property, plant and equipment, impairment of long-lived assets, and valuation of ordinary shares and preferred shares. Actual results could materially differ from those estimates.

Principles of consolidation

        The consolidated financial statements include the financial statements of the Company, its subsidiary, its VIE and VIE's subsidiaries and kindergartens. All profits, transactions and balances among the Company, its subsidiary, its VIE and VIE's subsidiaries and kindergartens have been eliminated upon consolidation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currency translation

        The Company's functional currency is the United States dollar ("$"). The functional currency of the Company's subsidiary, VIE and VIE's subsidiaries and kindergartens in the PRC is the Chinese Renminbi ("RMB").

        Assets and liabilities are translated from each entity's functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity accounts are translated at historical exchange rates, and revenues and expenses are translated using the average rate of exchange in effect during the reporting period. Translation adjustments are reported and shown as a separate component of other comprehensive income in the consolidated statements of changes in equity and consolidated statements of comprehensive income.

        Transactions in currencies other than the functional currencies during the year are converted into the applicable functional currencies at the applicable rates of exchange prevailing at the dates of the transactions. Exchange gains and losses are recognized in the consolidated statements of operations.

Business Combinations

        Business combinations are recorded using the acquisition method of accounting. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and non-controlling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred.

Cash and cash equivalents

        Cash and cash equivalents comprise cash at banks and on hand, which are subject to an insignificant risk of changes in value.

Term deposits

        Term deposits consist of deposits placed with financial institutions with an original maturity of greater than three months and less than one year.

Restricted cash

        Restricted cash represents RMB deposits in restricted bank accounts for operating kindergartens required by some local regulations. The deposits in restricted bank accounts cannot be withdrawn until these kindergartens are closed. Restricted cash is classified as either current or non-current based on when the funds will be released in accordance with the terms of the respective agreement.

Inventories

        Inventories, mainly consisting of educational toys, teaching aids, and textbooks, are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value

        Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

        Authoritative literature provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

        Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

        Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

        Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Financial instruments

        The Group's financial instruments consist primarily of cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties and other payables. The carrying amount of these financial instruments approximate their fair values due to the short-term maturities of these instruments.

Allowance for doubtful accounts

        An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable based on an assessment of specific evidence indicating doubtful collection, historical experience, account balance aging and prevailing economic conditions. Allowance is reversed when the underlying balance of doubtful accounts are subsequently collected. Accounts receivable balances are written off after all collection efforts have been exhausted.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, plant and equipment, net

        Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life	Estimated residual value
Buildings	35 years	5%
Furniture, fixture and equipment	5 years	5%
Leasehold improvement and building improvement	Shorter of lease term or estimated economic life	—

        Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the assets and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of operations.

Goodwill

        Goodwill is not amortized, but tested for impairment annually or more frequently if event and circumstances indicate that it might be impaired.

        The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. The guidance permits the Company to first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. Absent from any impairment indicators, the Group performs its annual impairment test on the last day of each fiscal year.

        For the years ended December 31, 2015 and 2016, the Group performed its annual impairment test using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liabilities representing the implied fair value of goodwill.

Impairment of long-lived assets

        The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group did not record any impairment losses on its long-lived assets during the years ended December 31, 2014, 2015 and 2016.

Long-term investments

        The Group's long-term investments consist of cost method investments and equity method investments.

(a)
Cost Method Investments

        For an investee company over which the Group does not have significant influence or a controlling interest, the Group carries the investment at cost.

        The Group reviews its cost method investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its cost method investments. An impairment charge is recorded if the carrying amount of an investment exceeds its fair value and such excess is determined to be other-than-temporary. The Group did not record any impairment loss on its cost method investments during the years ended December 31, 2014, 2015 and 2016.

(b)
Equity Method Investments

        For an investee company over which the Group has the ability to exercise significant influence, but does not have a controlling interest, the Group accounts for the investment under the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee's board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

        An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group did not record any impairment losses on its equity method investments during the years ended December 31, 2014, 2015 and 2016.

Revenue recognition

        Revenues are recognized when the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the service has been rendered, (iii) the fees are fixed or determinable, and (iv) collectability is reasonably assured.

        The Group generates its revenues from the following:

  (i)
  Tuition fees generated from kindergarten services and play-and-learn center services

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Group provides private kindergarten services and play-and-learn centers services to students. Tuition fees are collected in advance and are initially recorded as deferred revenue. Tuition fees are recognized ratably over the course of the programs.

  (ii)
  Franchise fees

        The Group generates revenue by franchise kindergartens and play-and-learn centers under the brand name of RYB. Initial franchise fees represent provision of initial setup services. Initial franchising fees collected in advance are recorded as prepayments from customers and are recognized as revenue when the kindergartens or play-and-learn centers commence operations as the initial franchising fees are non-refundable and the Group does not have significant continuing obligations related to the initial franchising fees after the kindergartens or play-and-learn centers commence operations.

        The Group provides continuing supporting services to the franchised kindergartens or play-and-learn centers including marketing and advertising services. The related annual franchise fees are received upfront and the revenue is deferred and evenly recognized over the applicable subsequent annual periods.

  (iii)
  Sales of educational merchandise

        The Group's educational merchandise consists of educational toys, teaching aids, textbooks and other goods. The Group considers its customers to be franchisees and end-users. Prepayments for sales of educational merchandise is recognized as prepayments from customers and is generally recognized as revenue when goods are delivered and title has passed to customers and collectability is reasonably assured.

  (iv)
  Training services

        The Group provides training services to the franchisees and the teaching staff of the franchise kindergartens and play-and-learn centers. Revenues from training services are recognized when the relevant services have been provided.

        For the years ended December 31, 2014, 2015 and 2016, net revenues were as follows:

	Years ended December 31,
	2014	2015	2016
Services:
Tuition fees from kindergartens and play-and-learn centers	51,170	62,505	78,268
Franchise fees	5,720	8,743	12,425
Training and other services	2,403	3,567	5,243

	59,293	74,815	95,936
Products:
Sales of educational merchandise	5,763	8,043	12,577

Total net revenues	65,056	82,858	108,513

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred revenue

        Deferred revenue primarily consists of tuition fees received from students, annual franchise fees received from franchisees, and royalty fees received from alliance partners of Hong Shan Enable Alliance, for which the Company's revenue recognition criteria have not been met. The deferred revenue will be recognized as revenue once the criteria for revenue recognition have been met.

Operating leases

        Leases where substantially all the rewards and risk of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease terms.

Value added taxes

        Pursuant to the PRC tax laws, in case of any product sales, generally the value added tax ("VAT") rate is 17% of the gross sales for general VAT payer. Some subsidiaries of the Group are deemed as general VAT payer for the sales of educational merchandise and the intercompany sales. For general VAT payer, VAT on sales is calculated at 17% on revenue from product sales and paid after deducting input VAT on purchases. The net VAT balance between input VAT and output VAT is recorded as accrued expenses and other current liabilities in the Group's consolidated financial statements.

        On January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation officially launched a pilot VAT reform program ("Pilot Program"), applicable to businesses in selected industries. Such VAT Pilot Program were phased in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Businesses in the Pilot Program would pay VAT instead of business tax. Starting from May 1, 2016, the Pilot Program was promoted nationwide in a comprehensive manner in the PRC. With the implementation of the Pilot Program, kindergarten services, play-and-learn center services, training services and other services which were previously subject to business tax are therefore subject to VAT at the rate of 6% for general VAT payer, or 3% for small scale VAT payer. The net VAT balance between input VAT and output VAT is recorded as accrued expenses and other current liabilities in Group's consolidated financial statements.

        Pursuant a circular jointly released by the Ministry of Finance and Finance and State Administration of Taxation, the Group is subject to a VAT exemption for the proceeds received from customers for kindergarten services.

Business tax

        Pursuant to the PRC tax laws, before the implementation of the Pilot Program, kindergarten services, play-and-learn center services, training services and other services were subject to business tax at the rate of 3% or 5%. However, pursuant a circular jointly released by the Ministry of Finance and Finance and State Administration of Taxation, the Group is subject to a business tax exemption for the proceeds received from customers for kindergarten services.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

        Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

Share-based compensation

        Share-based compensation with employees is measured based on the grant date fair value of the equity instrument. Share-based compensation expenses, net of forfeitures, are recognized over the requisite service period based on the graded vesting attribution method with a corresponding impact reflected in additional paid-in capital. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures are recognized through a cumulative catch-up adjustment in the period of change.

Government subsidies

        The Company receives government subsidies at the discretion of the local government based on certain criteria in relation to the Company's kindergarten operations. Government subsidies are recognized as liabilities when the government subsidies are received, and released to consolidated statements of operations as government subsidy income when the Company is not subject to further obligation or future refunds. For the years ended December 31, 2014, 2015 and 2016, $255, $526 and $573 were recognized as government subsidy income.

Net income (loss) per share

        Basic net income (loss) per share is computed by dividing income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. The Group's convertible redeemable preferred shares participate in undistributed earnings on an as-if-converted basis. Accordingly, the Group uses the two-class method whereby undistributed net income is allocated on a pro rata basis to each participating share to the extent that each class may share in income for the period. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. The dilutive effect of outstanding share-based awards is reflected in the diluted net income per share by application of the treasury stock method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive income (loss)

        Comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments and is reported in the consolidated statements of comprehensive income. The Group presents the components of net income (loss), the components of other comprehensive income (loss) and total comprehensive income (loss) in two separate but consecutive statements.

Contingency

        The Group is subject to lawsuits, investigations and other claims related to the operation of its schools, environmental, product, taxing authorities and other matters, and are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses and fees.

        Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or nonoccurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Significant risks and uncertainties

Foreign currency risk

        RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregate amounts of $15,709, $24,196 and $45,289, which were denominated in RMB, at December 31, 2014, 2015 and 2016, respectively, representing nearly 98%, 98% and 98% of the cash and cash equivalents at December 31, 2014, 2015 and 2016, respectively.

Concentration of credit risk

        Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable, amounts due from related parties and prepayment and other current assets. As of December 31, 2016, substantially all of the Group's cash and cash equivalents were deposited in financial institutions located in the PRC. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

        There are no revenues or accounts receivable from customers which individually represent greater than 10% of the total net revenues or accounts receivable for any year of the three years period ended December 31, 2016.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent accounting pronouncements not yet adopted

        In May 2014, Financial Accounting Standards Board, or FASB, issued Accounting Standards Updates, or ASU, 2014-09, Revenue from Contracts with Customers (Topic 606), to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards. An entity has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. ASU2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2016, and early adoption is not permitted. In August 2015, FASB updated this standard to ASU 2015-14, the amendments in this Update defer the effective date of Update 2014-09, that the Update should be applied to annual reporting periods beginning after December 15, 2017 and earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Group does not plan to early adopt this guidance, and the Group is in the process of assessing the impact of this ASU on its consolidated financial statements.

        In February 2016, FASB issued ASU 2016-02 related to Leases. Under the new guidance, lessees will be required to recognize all leases (with the exception of short-term leases) at the commencement date including a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Lessees (for capital and operating leases) and must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees may not apply a full retrospective transition approach. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year entity). Early application is permitted. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

        In May 2016, FASB issued ASU 2016-12 Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The amendments in this Update do not change the core principle of the guidance in Topic 606. Rather, the amendments in this Update affect only the narrow aspects of Topic 606. The areas improved include: (1) Assessing the Collectability Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1; (2) Presentation of Sales Taxes and Other Similar Taxes Collected from Customers; (3) Noncash Consideration; (4) Contract Modifications at Transition; (5) Completed Contracts at Transition; and (6) Technical Correction. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). The Group is in the process of assessing the impact of this ASU on its consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In January 2017, FASB issued ASU No. 2017-04: Simplifying the Test for Goodwill Impairment. Under the new accounting guidance, an entity will no longer determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will perform its goodwill impairment tests by comparing the fair value of a reporting unit with its carrying amount. An entity will recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value but not to exceed the total amount of the goodwill of the reporting unit. In addition, an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment, if applicable. The provisions of the new accounting guidance are required to be applied prospectively. The new accounting guidance is effective for our company for goodwill impairment tests performed in fiscal years beginning after December 15, 2019. Early adoption is permitted for goodwill impairment tests performed after January 1, 2017. The Group is in the process of assessing the impact on its consolidated financial statements from the adoption of the new guidance.

Newly adopted accounting pronouncements

        In February 2015, FASB issued ASU 2015-02, Consolidation (Topic 810)—Amendments to the Consolidation Analysis. ASU 2015-02 modifies existing consolidation guidance related to (1) limited partnerships and similar legal entities, (2) the evaluation of variable interests for fees paid to decision makers or service providers, (3) the effect of fee arrangements and related parties on the primary beneficiary determination, and (4) certain investment funds. These changes are expected to limit the number of consolidation models and place more emphasis on risk of loss when determining a controlling financial interest. ASU 2015-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2015. Early adoption is permitted. The Group has adopted the new standards in the 2016 fiscal year, which did not have a material impact on its consolidated financial statements.

        In July 2015, FASB issued Accounting Standards Update 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory (ASU 2015-11). Topic 330 currently requires an entity to measure inventory at the lower of cost or market, with market value represented by replacement cost, net realizable value or net realizable value less a normal profit margin. ASU 2015-11 requires an entity to measure inventory at the lower of cost or net realizable value. The new guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2016. The amendments in the ASU should be applied prospectively with early application permitted as of the beginning of an interim or annual reporting period. The Group early adopted the amendments in the 2016 fiscal year. The adoption of the amendments did not have a significant impact to the consolidated financial statements.

        In September 2015, FASB issued ASU 2015-16 related to the accounting for measurement period adjustments recognized in a business combination. Under the previous standard, when adjustments were made to amounts previously reported as part of a business combination during the measurement period, entities were required to revise comparative information for prior periods. Under the new standard, entities must recognize these adjustments in the reporting period in which the amounts are

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

determined rather than retrospectively. The Group adopted the new standard in the 2016 fiscal year, which did not have a significant impact on the consolidated financial statements.

        In November 2015, FASB issued ASU 2015-17 Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. The amendments in this Update require that deferred tax liabilities and assets be classified as non-current in a classified statement of financial position. The amendments in this Update apply to all entities that present a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a taxpaying component of an entity be offset and presented as a single amount is not affected by the amendments in this Update. For public business entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The amendments in this Update may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Group adopted this guidance in the 2016 fiscal year, retroactively. The adoption of this guidance did not have a material effect on the consolidated financial statements.

        In March 2016, FASB issued ASU 2016-09 related to stock compensation to facilitate improvements to Employee Share-Based Payment Accounting, which is intended to improve the accounting for employee share-based payments and affect all organizations that issue share-based payment awards to their employees. Several aspects of the accounting for share-based payment award transactions are simplified, including: (1) income tax consequences; (2) classification of awards as either equity or liabilities; (3) accruals of compensation costs based on the forfeitures; (4) classification on the statement of cash flows. For public companies, the amendments are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. The adoption of this guidance did not have a material effect on the consolidated financial statements.

        In November 2016, FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. The Group early adopted the amendments and restricted cash has been presented as part of cash and cash equivalents for three years in the period ended December 31, 2016. As of December 31, 2014, 2015 and 2016, restricted cash of approximately $289, $371 and $372 is included in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statement of cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3. BUSINESS ACQUISITION

Acquisition of Guangzhou Liwan District RYB Tangning Garden Kindergarten ("Tangning Garden")

        On May 12, 2015, the Group acquired 100% equity interest in Tangning Garden for a total cash consideration of $1,031, which was fully paid in 2015.

        This transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The acquired assets and liabilities were recorded at their fair values at the date of acquisition, resulting in a goodwill balance of $430.

        The management performed a purchase price allocation with the assistance from an independent appraiser, as of the date of acquisition:

		Depreciation period
Leasehold improvement	601	Shorter of lease term or estimated economic life
Goodwill	430

Total	1,031

        The results of operations attributable to Tangning Garden are included in the consolidated statement of operations beginning on May 12, 2015, which included net revenue of $289 and pre-tax net loss of $131 generated since the acquisition date to December 31, 2015. The revenue and net income of Tangning Garden were insignificant for the purposes of pro forma information disclosure requirements for the year end December 31, 2014 and for the period from January 1, 2015 to the acquisition date.

4. ACCOUNTS REVEIVABLE, NET

        Accounts receivable, net consisted of the following:

	As of December 31,
	2014	2015	2016
Accounts receivable	742	758	1,056
Less: allowance for doubtful accounts	(38)	(36)	(34)

Accounts receivable, net	704	722	1,022

        Movement of allowance for doubtful accounts was as follows:

	As of December 31,
	2014	2015	2016
Balance at beginning of the year	—	38	36
Increase of the allowance for doubtful accounts	38	—	—
Foreign currency adjustment	—	(2)	(2)

Balance at end of the year	38	36	34

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

5. INVENTORIES

        Inventories consisted of the following:

	As of December 31,
	2014	2015	2016
Educational merchandise	2,113	1,775	3,043

	2,113	1,775	3,043

        No inventory reserves were provided for the years ended December 31, 2014, 2015 and 2016.

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

        Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2014	2015	2016
Prepayment for property, plant and equipment	687	4,077	4,287
Prepaid rental expenses	1,264	1,298	1,821
Staff advances	457	286	416
Receivables from the disposal of subsidiaries(1)	929	599	559
Prepayment for purchase of inventories	672	573	488
Prepaid training and other service fees	212	393	209
Prepayment for investment	—	154	720
Receivables from third party payment platform	376	50	85
Others	729	720	829

	5,326	8,150	9,414

(1)
Receivables from the disposal of subsidiaries represent the consideration from disposal of investments in four subsidiaries which primarily engaged in the operation of play-and-learn centers.

7. PROPERTY, PLANT AND EQUIPMENT, NET

        Property, plant and equipment consisted of the following:

	As of December 31,
	2014	2015	2016
Buildings	1,002	960	897
Furniture, fixture and equipment	5,556	6,045	6,967
Leasehold improvement	24,721	31,181	37,884
Motor vehicles	979	958	819

Total	32,258	39,144	46,567
Less: Accumulated depreciation	(10,896)	(13,961)	(17,156)

	21,362	25,183	29,411

        Depreciation expenses were $3,502, $4,230 and $4,831 for the years ended December 31, 2014, 2015 and 2016, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

8. GOODWILL

        The Group has one reporting unit, Tangning Garden that carries goodwill. The changes in carrying amount of goodwill for the years ended December 31, 2014, 2015 and 2016 were as follows.

	As of December 31,
	2014	2015	2016
Costs:
Beginning balance	—	—	430
Acquisition of Tangning Garden	—	430	—
Foreign Currency Adjustment	—	—	(29)

Ending balance	—	430	401
Accumulated goodwill impairment loss	—	—	—

Goodwill, net	—	430	401

        Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group did not record any impairment of goodwill for the years ended December 31, 2015 and 2016.

9. LONG-TERM INVESTMENTS

Cost method investments

        In December 2015, the Group sold 36.1% equity interest in Beijing Balawula Technology and Culture Co., Ltd. ("Balawula"), which was a subsidiary previously controlled by Beijing RYB, for cash consideration of $68, and the Group's equity investment in Balawula decreased from 56% to 19.9%. Subsequent to this disposal, the Group accounted for its 19.9% investment in Balawula as a cost method investment because the Group did not have the ability to exercise significant influence over the operating and financial policies of Balawula. As of the date the loss of control occurred, the Group recognized a $163 gain on disposal of Balawula, and remeasured the retained equity interest at a nil fair value, due to continued accumulated losses of Balawula.

Equity method investments

        In April 2016, the Group invested cash consideration of $231 to set up a joint venture, Hainan RYB International Kindergarten Management Co., Ltd ("Hainan RYB"), with a third party, and obtained 51% equity interest in ownership. The Group holds three seats out of five of the board of directors of Hainan RYB. Subject to the articles of association of Hainan RYB, the adoption of any resolution of the board of directors shall require the affirmative vote of all directors of Hainan RYB. The Group used the equity method to account for the investment, because the Group had the ability to exercise significant influence but did not have control over the investee.

        In September 2016, the Group invested cash consideration of $301 to acquire 16% equity interest in Beijing Seven Children Education Technology Co., Ltd. ("Seven Children"). The Group holds one seat out of three of the board of directors of Seven Children. The Group used the equity method to account for the investment, because the Group had the ability to exercise significant influence but did not have control over the investee.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

9. LONG-TERM INVESTMENTS (Continued)

        The Group shared loss of nil, nil and $189 from its equity method investments during the years ended December 31, 2014, 2015 and 2016, respectively.

10. OTHER NON-CURRENT ASSETS

        Other non-current assets consisted of the following:

	As of December 31,
	2014	2015	2016
Rental deposits	2,099	2,550	2,914

	2,099	2,550	2,914

        Rental deposits represent office and kindergartens rental deposits for the Group's daily operations, which will not be refunded within one year.

11. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

        The components of accrued expenses and other current liabilities are as follows:

	As of December 31,
	2014	2015	2016
Salary and welfare payable	12,796	16,082	20,067
Accrued expenses	6,096	6,291	8,979
Payables for purchase of property, plant and equipment	1,444	1,398	1,907
Payables for purchase of educational merchandise	1,094	1,398	1,914
Other tax payable	840	861	684
Others	1,581	2,149	2,885

	23,851	28,179	36,436

12. CONVERTIBLE REDEEMABLE PREFERRED SHARES

        The movement of the convertible redeemable preferred shares is set out as below:

	Series A Shares	Series B Shares	Total
Balance as of January 1, 2014	2,118	24,515	26,633
Accretion to redemption value of preferred shares	317	2,652	2,969

Balance as of December 31, 2014	2,435	27,167	29,602
Accretion to redemption value of preferred shares	269	2,115	2,384
Repurchase of convertible redeemable preferred shares	(2,704)	(29,282)	(31,986)

Balance as of December 31, 2015	—	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

12. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

        The Series A and Series B convertible redeemable preferred shares are collectively referred to as the "Preferred Shares". The Preferred Shares are denominated in $, which is the functional currency of the Company.

        A summary of the authorized, issued and outstanding preferred shares as of December 31, 2014 is as follows:

Series	Shares authorized	Shares issued and outstanding	Carrying value	Liquidation value
Series A	7,500,000	929,412	2,435	1,150
Series B	8,000,000	6,434,389	27,167	30,000

        The Company issued 6,505,882 and 929,412 Series A convertible redeemable preferred shares ("Series A Shares") to external investors on July 8, 2008 and August 15, 2008, respectively, at a price of $1.0759 per share for total cash consideration of $8,000.

        On September 26, 2011, the Company issued 6,434,389 Series B convertible redeemable preferred shares ("Series B Shares") to external investors at a price of $3.1083 per share for a total cash consideration of $20,000. The cash proceeds received was $19,322, net of issuance cost of $678.

        The Company has elected to recognize changes ratably over the redemption period. Increases in the carrying amount of the redeemable preferred shares are recorded by charges against retained earnings or, in the absence of retained earnings, by charges as a reduction of additional paid-in capital until additional paid-in capital is reduced to zero. Once additional paid-in capital is reduced to zero, the redemption value measurement adjustments should be recognized as an increase in accumulated deficit.

        Key terms of the Preferred Shares are summarized as follows:

Dividends

        Holders of the Preferred Shares are entitled to receive preference dividends at the simple rate of 5% per annum of the respective Preferred Shares issue price, out of any funds legally available for this purpose, when, as and if declared by the Board of Directors of the Company. No dividends were declared prior to the repurchase of all Preferred Shares on November 5, 2015.

Conversion

        Each holder of Preferred Shares shall be entitled to convert any or all of its Preferred Shares at any time from time to time, without the payment of any additional consideration, into such number of fully paid ordinary shares per Preferred Share. Additionally, all outstanding preferred shares shall be automatically converted into common shares upon the closing of a qualified initial public offering ("IPO"). None of the Preferred Shares were converted to ordinary shares prior to the repurchase of all ordinary shares and Preferred Shares on November 5, 2015.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

12. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

Voting rights

        The holder of each Preferred Share shall be entitled to such number of votes as equals the whole number of ordinary shares into which such holder's collective Preferred Shares are convertible immediately after the close of business on the record date of the determination of the Company's shareholders entitled to vote or, if no such record date is established, at the date such vote is taken or any written consent of the Company's shareholders is first solicited. The holders of Preferred Shares shall vote together with the holders of ordinary shares, and not as a separate class or series, on all matters put before the shareholders.

Liquidation preference

        In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of Preferred Shares shall be entitled to be paid out of the assets of the Company available for distributions a liquidation preference in the amount per Preferred Share equal to 115% and 150% of the Preferred Share original purchase price (in each case as adjusted for any Share splits, Share dividends, combinations, recapitalizations and similar transactions) for holders of Series A and Series B Shares, respectively, plus all dividends declared and unpaid with respect thereto (as adjusted for any Share splits, Share dividends, combinations, recapitalizations and similar transactions).

        Payment of liquidation preference on Series B Shares is prior and in preference to any payment Series A Shares.

Redemption

        On or after June 30, 2013, and so long as a qualified IPO has not occurred prior to such date, upon the request of the holders holding 51% or more of the then outstanding Series A Shares, the Company shall redeem all or any portion of the Series A Shares.

        On or after the 4th anniversary of the completion date of the original issuance of the Series B Shares, and so long as a qualified IPO has not occurred prior to such date, upon the request of the holders holding 51% or more of the then outstanding Series B Shares, the Company shall redeem all or any portion of the Series B Shares.

        The redemption price for each Preferred Share shall be equal to: (i) 100% of the Preferred Shares' original purchase price (in each case as adjusted for any Share splits, Share dividends, combinations, recapitalizations and similar transactions), plus (ii) all dividends declared and unpaid with respect thereto (as adjusted for any Share splits, Share dividends, combinations, recapitalizations and similar transactions) to the date of such redemption, plus (iii) the redemption return amount.

        The redemption return amount is equal to a return of 15% on the Series A Shares and 10% on the Series B Shares annually.

Repurchase of the Preferred Shares

        In September 2011, the Company repurchased 6,505,882 Series A Shares from an external investor with a cash consideration of $11,064.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

12. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

        On November 5, 2015, the Company repurchased the remaining 929,412 Series A Shares and all Series B Shares with a consideration of $3,250 and $27,499, respectively. In addition, a company controlled by the Founders of the Company entered into a separate Capital Compensation Agreement with all Series B shareholders, in which it agreed to pay additional $2,000 to Series B shareholders for the repurchase of the shares. The Company accounted for the additional consideration of $2,000 as a capital contribution from the Founders. The Preferred Shares were repurchased in excess of the contractual redemption values, resulting in a deemed dividend of $763.

        The Company accounted for the repurchase of preferred shares as an extinguishment. The difference between the fair value of the preferred shares and the carrying amount was recorded against additional paid-in capital.

Golden share

        On November 5, 2015, the Company issued a golden share to an external investor, which was a preferred share. The golden share shall be redeemed at the par value upon the listing of the Company. The holder of the golden share was entitled to nominate, remove and replace two seats out of five of Board of Directors of the Company and shall not be entitled to any economic rights. (See Note 20).

13. FAIR VALUE MEASUREMENT

Measured or disclosed at fair value on a recurring basis

        The Group measured its financial assets and liabilities, including cash equivalents, term deposits, restricted cash, accounts receivable, amounts due from/to related parties on a recurring basis as of December 31, 2014, 2015 and 2016. Cash and cash equivalents, term deposits and restricted cash are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market.

        The carrying amounts of accounts receivables and amounts due from/to related parties approximate their fair values due to their short-term maturity.

Measured or disclosed at fair value on a non-recurring basis

        The Group measures long-term investments and goodwill at fair value on a non-recurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessments. The Group measures the purchase price allocation at fair value on a non-recurring basis as of the acquisition dates.

14. ORDINARY SHARES

        The Company's third amended and restated Memorandum and Article of Association authorized the Company to issue 99,999,999 ordinary shares with a par value of $0.001 per share.

        On September 30, 2015, the Company entered into a share repurchase agreement to repurchase 5,684,146 ordinary shares from certain external investors at an average price of $3.4261. The total cash consideration of the repurchased shares was $19,475. Such shares were immediately cancelled after the repurchase.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

14. ORDINARY SHARES (Continued)

        On November 5, 2015, the Company re-designated 10,115,854 ordinary shares as Class A ordinary shares.

        On November 5, 2015, the Company issued 13,047,947 Class B ordinary shares to RYB Education Limited (a company established by Ms. Yanlai Shi, the director and Chief Executive Officer of the Company), with total proceeds of $50,224. RYB Education Limited shall be entitled to receive special dividend and any dividend declared in relation to the future investor financing transaction, which shall not be declared in favor of or distributed to any Class A ordinary shareholders.

15. SHARE INCENTIVE PLAN

        The Company adopted the 2009 Share Incentive Plan for the grant of share options to employees, directors and non-employees to provide incentive for their services. The maximum number of ordinary shares that may be delivered pursuant to compensatory awards granted to the employees, directors and non-employees under the 2009 Share Incentive Plan should not exceed 2,573,756 ordinary shares of par value $0.001 per share.

Scheme I

        On September 11, 2009, the Company granted a total of 1,222,910 share options to employees, directors and non-employees at an exercise price of $1.08 per option. The options will vest in accordance with the vesting schedules set out in the respective share option agreements. The vesting and expiration terms are:

  (i)
  429,666 option shares were vested and exercisable on April 28, 2010, and will expire on April 27, 2018;

  (ii)
  401,570 option shares were vested and exercisable on May 16, 2011, and will expire on May 15, 2019;

  (iii)
  391,674 option shares were vested and exercisable on May 28, 2012, and will expire on May 27, 2020.

Scheme II

        On September 29, 2013, the Company granted a total of 570,150 share options to employees, directors and non-employees at an exercise price of $3.11 per option. The options will vest in accordance with the vesting schedules set out in the respective share option agreements. The vesting and expiration terms are:

  (i)
  316,400 option shares were vested and exercisable on November 18, 2013, and will expire on November 17, 2021;

  (ii)
  253,750 option shares were vested and exercisable on July 16, 2014, and will expire on July 15, 2022;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

15. SHARE INCENTIVE PLAN (Continued)

Scheme III

        On November 5, 2015, the Company granted a total of 887,546 share options to a director at a weighted average exercise price of $2.88 per option. The options were fully vested on the grant date, and will expire on November 4, 2023.

        A summary of the share option activities is as follows:

	Number of options outstanding	Weighted average exercise price	Weighted average grant-date fair value per option
Options outstanding at January 1, 2014	1,745,310	1.74	0.40
Forfeited	(27,800)	1.08	0.22

Options outstanding at December 31, 2014	1,717,510	1.75	0.41
Granted	887,546	2.88	2.17
Forfeited	(38,800)	1.52	0.34

Options outstanding at December 31, 2015	2,566,256	2.15	1.02
Forfeited	(29,300)	1.76	0.41

Options outstanding at December 31, 2016	2,536,956	2.15	1.03

        The following table summarizes information with respect to share options outstanding exercisable as of December 31, 2016:

	Number of options outstanding	Number of options exercisable	Weighted average exercise price	Weighted average remaining contractual life
Scheme I	1,097,460	1,097,460	1.08	2.33
Scheme II	551,950	551,950	3.11	5.17
Scheme III	887,546	887,546	2.88	6.85

	2,536,956	2,536,956

        The Company recorded share-based compensation expenses of $145, $1,929 and nil for the years ended December 31, 2014, 2015 and 2016, respectively.

        As of December 31, 2016, total unrecognized compensation expenses relating to unvested share options were nil.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

15. SHARE INCENTIVE PLAN (Continued)

        The fair value of the options granted is estimated on the dates of grant using the binomial option pricing model with the following assumptions used.

Grant date	September 11, 2009	September 29, 2013	November 5, 2015
Risk-free interest rate	3.34%	2.64%	2.26%
Expected volatility	60%	46%	41%
Expected dividend yield	0%	0%	0%
Exercise multiples	2.8/2.2	2.8/2.2	2.8
Fair value of underlying ordinary share	0.44	1.82	3.84
(1)
Risk-free interest rate

        Risk-free interest rate was estimated based on the daily treasury long term rate of the U.S. Treasury Department with a maturity period close to the expected term of the options.

(2)
Expected volatility

        Expected volatility of the underlying ordinary shares during the lives of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options.

(3)
Expected dividend yield

        Expected dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the options.

(4)
Exercise multiples

        Exercise multiple represents the value of the underlying share as a multiple of exercise price of the option which, if achieved, results in exercise of the option.

(5)
Fair value of underlying ordinary shares

        The estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a retrospective valuation with the assistance of a third party appraiser.

16. INCOME TAXES

Cayman Islands

        The Company is a tax-exempt entity incorporated in Cayman Islands.

China

        The Company's subsidiary, the VIE and the VIE's subsidiaries and kindergartens, which were entities incorporated in the PRC (the "PRC entities") are subject to PRC Enterprise Income Tax (EIT), on the taxable income in accordance with the relevant PRC income tax laws, which have adopted a unified income tax rate of 25% since January 1, 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

16. INCOME TAXES (Continued)

        The current and deferred components of the income tax expense appearing in the consolidated statements of operations are as follows:

	Years ended December 31,
	2014	2015	2016
Current tax expense	1,492	2,421	3,842
Deferred tax expense	(978)	(1,441)	(1,687)

	514	980	2,155

        The principle components of deferred taxes are as follows:

	As of December 31,
	2014	2015	2016
Deferred tax assets
Accrued expenses	2,426	2,340	2,918
Net operating loss carry-forwards	4,121	5,637	6,306

Total deferred tax assets	6,547	7,977	9,224
Less: valuation allowance	(2,034)	(2,256)	(2,273)

Deferred tax assets, net	4,513	5,721	6,951

        As of the year ended December 31, 2016, the Group had net operating loss carried forward of $25,224 from the Company's PRC subsidiary, the VIE, and VIE's subsidiaries and kindergartens, which will expire on various dates from December 31, 2017 to December 31, 2021.

        The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations is as follows:

	Years ended December 31,
	2014	2015	2016
(Loss) income before income taxes	(822)	(316)	8,231

Income tax (benefit) expense computed at an applicable tax rate of 25%	(206)	(79)	2,058
Permanent differences	159	355	80
Effect of income tax rate difference in other jurisdictions	36	482	—
Change in valuation allowance	525	222	17

	514	980	2,155

        In addition, uncertainties exist with respect to how the current income tax law in the PRC applies to the Group's overall operations, and more specifically, with regard to tax residency status. The New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

16. INCOME TAXES (Continued)

is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company should be deemed resident enterprises, the Company will be subject to the PRC income taxes, at a rate of 25%.

        If any entity within the Group that is outside the PRC were to be a non-resident for PRC tax purposes dividends paid to it out of profits earned by PRC subsidiary after January 1, 2008 would be subject to a withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC. As of December 31, 2016, the Company's subsidiary, the VIE, and VIE's subsidiaries and kindergartens located in the PRC recorded aggregate accumulated deficits. Accordingly, no deferred tax liabilities has been accrued for the Chinese dividend withholding taxes. In the future, aggregate undistributed earnings of the Company's subsidiary, the VIE, and VIE's subsidiaries and kindergartens located in the PRC, if any, that are taxable upon distribution to the Company, will be considered to be indefinitely reinvested, because the Company does not have any plan to pay cash dividends by using any undistributed earnings of the Company's subsidiary, the VIE, and VIE's subsidiaries and kindergartens located in the PRC in the foreseeable future and intends to retain most of their available funds and any future earnings for use in the operation and expansion of their business.

        The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2014, 2015 and 2016. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2016.

17. EMPLOYEE DEFINED CONTRIBUTION PLAN

        Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, unemployment insurance and other welfare benefits are provided to employees. Chinese labor regulations require that the Group's PRC entities make contributions to the government for these benefits based on certain percentages of the employees' salaries. The total amounts for such employee benefits, which were expensed as incurred, were $6,626, $7,391 and $9,361 for the years ended December 31, 2014, 2015 and 2016, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18. NET (LOSS) INCOME PER SHARE

        Basic and diluted net (loss) income per share for each of the periods presented were calculated as follows:

	Years ended December 31,
	2014	2015	2016
Numerator:
Net (loss) income attributable to RYB Education, Inc.	(1,975)	(632)	6,505

Accretion of Series A shares	317	269	—
Accretion of Series B shares	2,652	2,115	—
Deemed dividend to Series A shares	—	546	—
Deemed dividend to Series B shares	—	217	—
Undistributed earnings allocated to Series A shares	—	—	—
Undistributed earnings allocated to Series B shares	—	—	—

Net (loss) income attributable to ordinary shareholders for computing basic and diluted net (loss) income per ordinary share	(4,944)	(3,779)	6,505

Accretion of Series A preferred shares	317	269	—
Deemed dividend to Series A shares	—	546	—
Undistributed earnings allocated to Series A shares	—	—	—

Net income attributable to Series A shareholders for computing basic net income per Series A share	317	815	—

Accretion of Series B preferred shares	2,652	2,115	—
Deemed dividend to Series B shares	—	217	—
Undistributed earnings allocated to Series B shares	—	—	—

Net income attributable to Series B shareholders for computing basic net income per Series B share	2,652	2,332	—

Denominator:
Weighted average ordinary shares outstanding used in computing basic net (loss) income per ordinary share	15,800,000	16,929,789	23,163,801
Weighted average shares outstanding used in computing basic net income per Series A share	929,412	786,817	—
Weighted average shares outstanding used in computing basic net income per Series B share	6,434,389	5,447,195	—
Weighted average ordinary shares outstanding used in computing diluted net income per ordinary share	15,800,000	16,929,789	24,682,525

Net (loss) income per ordinary share - basic	(0.31)	(0.22)	0.28
Net income per Series A share - basic	0.34	1.04	—
Net income per Series B share - basic	0.41	0.43	—
Net (loss) income per ordinary share - diluted	(0.31)	(0.22)	0.26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18. NET (LOSS) INCOME PER SHARE (Continued)

        For the years ended December 31 2014 and 2015, the following shares outstanding were excluded from the calculation of diluted net loss per ordinary share, as their inclusion would have been anti-dilutive for the periods presented.

	As of December 31,
	2014	2015
Number of Series A shares outstanding	929,412	—
Number of Series B shares outstanding	6,434,389	—
Options	1,717,510	2,566,256

Total	9,081,311	2,566,256

19. RELATED PARTY TRANSACTION

(1)
Related parties

Name of related parties	Relationship with the Group
Mr. Chimin Cao	Chairman of the Board of Directors of the Company
Ms. Yanlai Shi	Director and Chief Executive Officer of the Company
Ms. Zhiying Li	Spouse of Mr. Chimin Cao
Beijing Meihuilihe Technology Co., Ltd.	Entity controlled by Ms. Yanlai Shi
Beijing Jindianshike Trading Co., Ltd.	Entity controlled by Ms. Yanlai Shi
Beijing Dongrundadi Co., Ltd.	Entity controlled by Mr. Chimin Cao
Xuele Education Consulting (Shanghai) Co., Ltd. ("Xuele Education")(i)	Entity controlled by shareholders of Series A shares
Hainan RYB	Equity method long-term investee of the Group
(2)
The significant related party transactions are as follows:

	Years ended December 31,
	2014	2015	2016
Rental expense recorded:
Ms. Zhiying Li(ii)	317	310	294

	317	310	294

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

19. RELATED PARTY TRANSACTION (Continued)

(3)
The significant balances between the Group and its related parties are as follows:

	As of December 31,
	2014	2015	2016
Amounts due from:
Beijing Meihuilihe Technology Co., Ltd.(iii)	1,451	3,569	3,330
Beijing Dongrundadi Co., Ltd.(iii)	564	77	72
Mr. Chimin Cao(iii)	32	31	29
Mr. Yanlai Shi(iii)	—	15	14
Ms. Zhiying Li(ii)	315	302	—
Beijing Jindianshike Trading Co., Ltd.(iii)	—	290	271
Hainan RYB(iii)	—	—	100

	2,362	4,284	3,816

Amounts due to:
Xuele Education(i)	14	—	—

	14	—	—

(i)
Due to the repurchase of the Series A shares in November, 2015, Xuele Education was no longer a related party as of December 31, 2015.

(ii)
The transactions with the related party shown above represent the rental expenses recorded in each year, and the balances with the related party were the prepaid rental expense for the next year.

(iii)
The balances with related parties were interest-free, unsecured and repayable on demand.

20. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

        Future minimum payments under non-cancelable operating leases related to offices and kindergartens consisted of the following at December 31, 2016:

Years ending December 31,
2017	8,777
2018	8,188
2019	7,535
2020	6,764
2021 and thereafter	44,625

75,889

        Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents. For the years ended December 31, 2014, 2015 and 2016, total rental expense for all operating leases amounted to $7,600, $9,432 and $10,580, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

20. COMMITMENTS AND CONTINGENCIES (Continued)

Purchase commitments

        Future minimum purchase obligations payments under non-cancelable purchase agreements related to curriculum collaboration with international institutions consisted of the following at December 31, 2016:

Years ending December 31,
2017	948
2018	948
2019	714
2020	360
2021 and thereafter	960

3,930

Equity pledge commitment

        On November 5, 2015, one of the Company's shareholders, RYB Education Limited, entered into a note purchase agreement with an external investor (the "Noteholder") to issue secured exchangeable redeemable notes with a principle amount of $51,700. The Noteholder has the right, but not the obligation to exchange its notes in whole or in part, for the Company's ordinary shares, which were held by RYB Education Limited, at any time and from time to time during the exchange period. All notes that have not been redeemed or exchanged shall be automatically and mandatorily exchanged in full for aforementioned ordinary shares upon the listing and trading of the Company. None of the notes were redeemed or exchanged as of December 31, 2016.

        In conjunction with the note purchase agreement, a series of pledge, guarantee, and mortgage arrangements were entered into amongst the Noteholder, the Company, the Founders, and certain ordinary shareholders of the Company.

  •
  Pursuant to the share pledge agreement, the Company pledged 100% equity interest of RYB Technology in favor of the Noteholder.

  •
  Pursuant to the personal guarantee agreements, the Founders agreed to guarantee the Company's performance of obligations as set out in the note purchase agreement.

  •
  Pursuant to the equitable share mortgage agreements, Class A and Class B ordinary shareholders of the Company, including Joy Year Limited, Trump Creation Limited, Bloom Star Limited, and RYB Education Limited, mortgaged their equity interest of the Company in favor of the Noteholder, which represented 99.71% equity interest of the Company after the completion of the note purchase agreement.

        As part of the agreements with the Noteholder, the Company issued a Golden Share as a means of providing protective rights to the Noteholder as described in Note 12.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

20. COMMITMENTS AND CONTINGENCIES (Continued)

Contingencies

        In order to operate kindergartens, the Group is required to obtain and maintain various approvals, licenses, and permits and to fulfill registration and filing requirements pursuant to applicable laws and regulations. For instance, to establish a kindergarten, a private school operation permit from the local education bureau and registration certificate for private non-enterprise entities with the local civil affairs bureau will be required, and the Group is required to periodically renew the private school operation permit and pass annual inspections conducted by the relevant government authorities.

        Given the significant amount of discretion the local PRC authorities may have in interpreting, implementing and enforcing relevant rules and regulations, as well as other factors beyond control of the Group, while the Group intends to obtain all requisite permits and complete necessary filings and registrations on a timely basis for the Group's operations, the Group cannot assure to obtain all required permits in time.

        If the Group fails to receive required permits or certificates in a timely manner, or at all, the Group may be subject to fines, confiscation of the gains derived from the non-compliant operations, suspension of the non-compliant teaching facilities or liability to indemnify economic loss suffered by the Group's students, which may materially and adversely affect the Group's business, financial conditions and results of operations.

        Currently, the Group has not received private school operation permits or registration certificates for private non-enterprise entities for certain directly operated kindergartens, and the Group is in the process of obtaining the permits or certificates for these kindergartens. During the years ended December 31, 2014, 2015, 2016, net revenues generated from these kindergartens were $1,972, $2,358 and $4,489, respectively.

21. SEGMENT INFORMATION

        The Group's chief operating decision maker ("CODM") has been identified as the Chief Executive Officer of the Group, who reviews financial information of operating segments when making decisions about allocating resources and assessing performance of the Group. An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group's CODM. For the years ended December 31, 2014, 2015 and 2016, the Group's CODM reviewed the financial information of the education business carried out by the Group on a consolidated basis. Therefore, the Group has one operating segment, which is the provision of educational services. The Group operates solely in the PRC and all of the Group's long-lived assets are located in the PRC.

22. RESTRICTED NET ASSETS

        Relevant PRC statutory laws and regulations permit payments of dividends by the Group's PRC entities only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company's entities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

22. RESTRICTED NET ASSETS (Continued)

        Prior to payment of dividends, pursuant to the PRC laws and regulations, enterprises incorporated in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of each company. These reserves include (i) general reserve, and (ii) other reserves at the discretion of the Board of Director.

        Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company's discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. The Company's subsidiary, the VIE, and VIE's subsidiaries, contributed nil, nil, and nil to the general reserve during the years ended December 31, 2014, 2015 and 2016, respectively.

        PRC laws and regulations require kindergartens that require reasonable returns to contribute 25% of after-tax income before payments of dividend to a fund to be used for the construction or maintenance of the kindergarten or procurement or upgrading of educational facility. For kindergartens that do not require reasonable returns, this amount should be equivalent to no less than 25% of the annual increase of its net assets as determined in accordance with generally accepted accounting principles in the PRC. For the Group's kindergartens, amounts contributed to the reserve of $247, $421 and $368 for the years ended December 31, 2014, 2015 and 2016, respectively.

        These reserves are included as statutory reserves in the consolidated statements of changes in equity. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

        Because the Group's entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group's entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group's entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Group's entities in the PRC not available for distribution, were $8,517, $8,938 and $9,306 as of December 31, 2014, 2015 and 2016, respectively.

23. SUBSEQUENT EVENTS

        In June 2017, the Company's board of directors approved the 2017 Share Incentive Plan for the grant of share options to employees, directors and non-employees to provide incentive for their services. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards is initially 2,059,005, plus an annual increase on the first day of each of the Company's fiscal years during the term of the 2017 Share Incentive Plan, commencing with the fiscal year beginning January 1, 2018, by an amount equal to the lesser of (i) 2.0% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number as may be determined by the board of directors. As of the date of this report, options to purchase 2,059,005 ordinary shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant date.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In thousands of U.S. dollars, except share data and per share data)

	As of December 31,
	2014	2015	2016
ASSETS
Current assets
Cash and cash equivalents	14	14	1,015
Amount due from subsidiaries	9,671	9,671	8,670

TOTAL ASSETS	9,685	9,685	9,685

LIABILITIES
Non-current liabilities
Investment in subsidiaries	14,037	12,595	6,177

TOTAL LIABILITIES	14,037	12,595	6,177

MEZZANINE EQUITY
Series A convertible redeemable preferred shares (par value of $0.001; 7,500,000 shares authorized; 929,412, nil, and nil shares issued and outstanding as of December 31, 2014, 2015 and 2016, respectively; liquidation value of $1,150, nil, and nil as of December 31, 2014, 2015and 2016, respectively)	2,435	—	—
Series B convertible redeemable preferred shares (par value of $0.001; 8,000,000 shares authorized; 6,434,389, nil, and nil shares issued and outstanding as of December 31, 2014, 2015 and 2016, respectively; liquidation value of $30,0000, nil, and nil as of December 31, 2014, 2015and 2016, respectively)	27,167	—	—

TOTAL MEZZANINE EQUITY	29,602	—	—

EQUITY
Golden share (par value of $0.001 per share; 1 share authorized; nil, 1 and 1 shares issued and outstanding as of December 31, 2014, 2015 and 2016, respectively)	—	—	—
Ordinary shares (par value of $0.001 per share; 99,99,999 shares authorized; 15,800,000, 23,163,801 and 23,163,801 shares issued and outstanding as of December 31, 2014, 2015 and 2016, respectively)	16	23	23
Additional paid-in capital	2,512	36,420	36,420
Accumulated other comprehensive income	323	468	381
Accumulated deficit	(36,805)	(39,821)	(33,316)

TOTAL (DEFICIT) EQUITY	(33,954)	(2,910)	3,508

TOTAL LIABILITIES, MEZZANINE EQUITY AND TOTAL (DEFICIT) EQUITY	9,685	9,685	9,685

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	For the years ended December 31,
	2014	2015	2016
Equity in (loss) earnings of subsidiaries	(1,975)	(632)	6,505

Net (loss) income	(1,975)	(632)	6,505
Less: Accretion of convertible redeemable preferred shares	2,969	2,384	—
Less: Deemed dividends to convertible redeemable preferred shareholders	—	763	—

Net (loss) income attributable to ordinary shareholders of RYB Education, Inc.	(4,944)	(3,779)	6,505

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except share data and per share data)

	For the years ended December 31,
	2014	2015	2016
Net (loss) income	(1,975)	(632)	6,505
Other comprehensive income, net of tax of nil:
Change in cumulative foreign currency translation adjustments	77	145	(87)

Total comprehensive (loss) income	(1,898)	(487)	6,418

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars, except share data and per share data)

	Number of golden shares	Golden shares	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total (deficit) equity
Balance as of December 31, 2013	—	—	15,800,000	16	2,367	246	(31,861)	(29,232)
Net loss for the year	—	—	—	—	—	—	(1,975)	(1,975)
Share-based compensation	—	—	—	—	145	—	—	145
Accretion of convertible redeemable preferred shares	—	—	—	—	—	—	(2,969)	(2,969)
Foreign currency translation adjustment	—	—	—	—	—	77	—	77

Balance as of December 31, 2014	—	—	15,800,000	16	2,512	323	(36,805)	(33,954)
Net loss for the year	—	—	—	—	—	—	(632)	(632)
Share-based compensation	—	—	—	—	1,929	—	—	1,929
Accretion of convertible redeemable preferred shares	—	—	—	—	—	—	(2,384)	(2,384)
Deemed dividends to convertible redeemable preferred shares	—	—	—	—	(763)	—	—	(763)
Capital contribution from the Founders	—	—	—	—	2,000	—	—	2,000
Repurchase of ordinary shares	—	—	(5,684,146)	(6)	(19,469)	—	—	(19,475)
Issuance of ordinary share	—	—	13,047,947	13	50,211	—	—	50,224
Issuance of golden share	1	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	145	—	145

Balance as of December 31, 2015	1	—	23,163,801	23	36,420	468	(39,821)	(2,910)
Net income for the year	—	—	—	—	—	—	6,505	6,505
Foreign currency translation adjustment	—	—	—	—	—	(87)	—	(87)

Balance as of December 31, 2016	1	—	23,163,801	23	36,420	381	(33,316)	3,508

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars, except share data and per share data)

	For the years ended December 31,
	2014	2015	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	(1,975)	(632)	6,505
Adjustments to reconcile net income to net cash generated from operating activities:
Equity in (loss) earnings of subsidiaries	(1,975)	(632)	6,505

Net cash generated from operating activities	—	—	—

CASH FLOWS FROM INVESTING ACTIVITIES
Repayment of loans from subsidiaries	—	—	1,001

Net cash generated from investing activities	—	—	1,001

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares	—	50,224	—
Payment for repurchase of ordinary share	—	(19,475)	—
Payment for repurchase of convertible redeemable preferred shares	—	(30,749)	—

Net cash generated from financing activities	—	—	—
Net increase in cash and cash equivalents	—	—	1,001
Cash and cash equivalents at beginning of the year	14	14	14

Cash and cash equivalents at end of the year	14	14	1,015

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share data and per share data)

1. BASIS FOR PREPARATION

        The condensed financial information of the Parent Company has been prepared using the same accounting policies as set out in the Group's consolidated financial statements except that the Parent Company used the equity method to account for investments in its subsidiary.

2. INVESTMENT IN SUBSIDIARIES

        In its consolidated financial statements, the Parent Company consolidates the results of operations and assets and liabilities of its subsidiary, VIE and VIE's subsidiaries and kindergartens, and inter-company balances and transactions were eliminated upon consolidation. For the purpose of the Parent Company's standalone financial statements, its investments in subsidiaries are reported using the equity method of accounting as a single line item and the Parent Company's share of income (loss) from its subsidiaries are reported as the single line item of equity in income (loss) of subsidiaries and variable interest entity.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

        The post-offering memorandum and articles of association that we expect to adopt and to become effective immediately prior to the completion of this offering provide that we shall indemnify our directors and officers (each an indemnified person) against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such person's own dishonesty, willful default or fraud, in or about the conduct of our company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

        Pursuant to the indemnification agreements the form of which is filed as Exhibit 10.3 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

        The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification of us and our officers and directors for certain liabilities.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.    RECENT SALES OF UNREGISTERED SECURITIES.

        During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Securities / Purchaser	Date of Issuance	Number of Securities	Consideration
Class A ordinary shares
Joy Year Limited	November 5, 2015	7,364,955	Re-designation of outstanding ordinary shares
Trump Creation Limited	November 5, 2015	275,738	Re-designation of outstanding ordinary shares
Bloom Star Limited	November 5, 2015	2,407,722	Re-designation of outstanding ordinary shares
China Growth Capital Limited	November 5, 2015	67,439	Re-designation of outstanding ordinary shares
Class B ordinary shares
RYB Education Limited	November 5, 2015	13,047,947	Cancellation of an interest-free intercompany loan in an amount of US$50.2 million
Golden Share
Ascendent Rainbow (Cayman) Limited	November 5, 2015	1	US$0.001

ITEM 8.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)
Exhibits

        See Exhibit Index beginning on page II-7 of this registration statement.

        The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of "materiality" that are different from "materiality" under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

        We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

(b)
Financial Statement Schedules

        Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.    UNDERTAKINGS.

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

          (4)   For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

    (i)
    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

    (ii)
    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

    (iii)
    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

    (iv)
    Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on                        , 2017.

RYB EDUCATION, INC.
By:
Name:
Title:

POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints each of                        and                         as attorneys-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the "Securities Act"), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the "Shares"), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the "Registration Statement") to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Chimin Cao	Chairman of the Board of Directors	, 2017
Yanlai Shi	Director and Chief Executive Officer (Principal Executive Officer)	, 2017

Signature	Title	Date

Yongchun Chen	Director	, 2017
Kevin Yi Zhang	Director	, 2017
Liang Meng	Director	, 2017
Ping Wei	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2017

 SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

        Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of RYB Education, Inc. has signed this registration statement or amendment thereto in New York on                        ,  2017.

Authorized U.S. Representative
By:
	Name:	, on behalf of
Title:

RYB EDUCATION, INC.

EXHIBIT INDEX

Exhibit Number		Description of Document
1.1	*	Form of Underwriting Agreement

3.1	*	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2	*	Form of Fifth Amended and Restated Memorandum and Articles of Association of the Registrant (effective immediately prior to the closing of this offering)

4.1	*	Registrant's Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2	*	Registrant's Specimen Certificate for Ordinary Shares

4.3	*	Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts

4.4	*	Shareholder and Noteholder Agreement between the Registrant and other parties thereto dated November 5, 2015

5.1	*	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered and certain Cayman Islands tax matters

8.1	*	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2	*	Opinion of Commerce & Finance Law Offices regarding certain PRC tax matters (included in Exhibit 99.2)

10.1	*	2009 Share Incentive Plan

10.2	*	2017 Share Incentive Plan

10.3	*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.4	*	Form of Employment Agreement between the Registrant and its executive officers

10.5	*	English translation of amended and restated Exclusive Consultation and Services Agreement among RYB Technology, Beijing RYB and shareholders of Beijing RYB dated November 4, 2015

10.6	*	English translation of amended and restated Business Operation Agreement among RYB Technology, Beijing RYB and shareholders of Beijing RYB dated November 4, 2015

10.7	*	English translation of Equity Pledge Agreement among RYB Technology, Beijing RYB and shareholders of Beijing RYB dated November 4, 2015

10.8	*	English translation of amended and restated Equity Disposal Agreement among RYB Technology, Beijing RYB and shareholders of Beijing RYB dated November 4, 2015

10.9	*	English translation of amended and restated Power of Attorney granted by shareholders of Beijing RYB dated November 4, 2015

21.1	*	Significant Subsidiaries of the Registrant

Exhibit Number		Description of Document
23.1	*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm

23.2	*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3	*	Consent of Commerce & Finance Law Offices (included in Exhibit 99.2)

24.1	*	Powers of Attorney (included on signature page)

99.1	*	Code of Business Conduct and Ethics of the Registrant

99.2	*	Opinion of Commerce & Finance Law Offices regarding certain PRC law matters

99.3	*	Consent of Frost & Sullivan

*
To be filed by amendment.